    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 4, 1999



                                                      REGISTRATION NO. 333-86501

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                               AMENDMENT NO. 1 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------


                                JNI CORPORATION

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           3674                          33-074004
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION NUMBER)            IDENTIFICATION NO.)

                            9775 TOWNE CENTRE DRIVE
                          SAN DIEGO, CALIFORNIA 92121
                                 (858) 535-3121
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             DR. TERRY M. FLANAGAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                JNI CORPORATION

                            9775 TOWNE CENTRE DRIVE
                          SAN DIEGO, CALIFORNIA 92121
                                 (858) 535-3121
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             CAMERON J. RAINS, ESQ.                           DAVID A. KRINSKY, ESQ.
             SCOTT M. STANTON, ESQ.                           KAREN K. DREYFUS, ESQ.
        GRAY CARY WARE & FREIDENRICH LLP                      O'MELVENY & MYERS LLP
        4365 EXECUTIVE DRIVE, SUITE 1600               610 NEWPORT CENTER DRIVE, 17TH FLOOR
       SAN DIEGO, CALIFORNIA, 92121-2189                 NEWPORT BEACH, CALIFORNIA 92660
                 (858) 677-1400                                   (949) 760-9600

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We will amend and complete the information in this prospectus. Although we are permitted by US federal securities law to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.


                     SUBJECT TO COMPLETION OCTOBER 4, 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS
         , 1999

                                JNI CORPORATION



                        4,900,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

THE COMPANY:


- We are a leading designer and supplier of fibre channel hardware and software products that form critical elements of storage area networks.



- JNI Corporation

  9775 Towne Centre Drive
  San Diego, California 92121
  (858) 535-3121

  www.jni.com


PROPOSED SYMBOL & MARKET:

- JNIC/NASDAQ NATIONAL MARKET
THE OFFERING:


- We are offering 2,800,000 shares of our common stock.



- Jaymark, Inc., our principal stockholder, is offering 2,100,000 shares of our common stock.



- The underwriters have an option to purchase an additional 735,000 shares from the selling stockholder to cover over-allotments.



- This is our initial public offering, and we anticipate that the initial public offering price will be between $12.00 and $14.00 per share.


- We intend to use the net proceeds from this offering for repayment of indebtedness and general corporate purposes, including product development, sales and marketing and potential acquisitions of products, technologies or companies.
- Closing:             , 1999.


-------------------------------------------------------------------------------------
                                                              Per Share      Total
-------------------------------------------------------------------------------------
Public offering price:                                         $           $
Underwriting fees:
Proceeds to JNI:
Proceeds to the selling stockholder:
-------------------------------------------------------------------------------------


    This investment involves risk.  See "Risk Factors" beginning on page 5.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. NOR HAVE THEY MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
                      BEAR, STEARNS & CO. INC.
                                           HAMBRECHT & QUIST
                                                         DLJDIRECT INC.

                          [EDGAR ARTWORK DESCRIPTIONS]


Location: inside front cover

Title: "JNI Fibre Channel Technology" is in the upper right hand corner of the page in black and red lettering.


In the upper right corner of the page, across from the title is the caption "Focus" in white lettering against a red background. Directly behind the caption is text that reads:

"We base all of our products on Fibre Channel technology. By focusing entirely on the design and development of Fibre Channel products, we believe that we can enhance our existing products and develop new products for SANs and other applications rapidly and efficiently." Below the text is an image depicting a Host Bus Adapter.


Directly below the title is the caption "Manageability" in white lettering against a purple background. Directly below the caption is text that reads:

"Our software can help eliminate configuration errors, which are the most common cause of SAN problems. Our EZ Fibre SAN management software is a powerful and easy-to-use tool." Below the text is an image depicting a personal computer.


In the center of the page is the caption "Performance" in white lettering against a green background. Directly below the caption is text that reads:

"Our ASIC technology enables an extraordinarily high performance connection to the SAN. We believe that our products deliver exceptional price/performance regardless of scale or configuration." Below the text is an image depicting ASICs.


In the lower left corner of the page is the caption "Reliability" in white lettering against a blue background. Directly below the caption is text that reads:

"JNI products are installed in some of the most demanding business environments. Our customers typically have extremely low tolerance for system down time."


In the lower right hand corner of the page is the caption "Quality" in white lettering against a yellow background. Directly below the caption is text that reads:

"We design, manufacture and test our products to exceed the high standards of quality set by our customers. Each component is designed and tested to perform in environmental conditions that are more extreme than what our customers will encounter in normal use." Below the text is the JNI logo in white and red lettering.

[LOCATION: TWO PAGE FOLD-OUT]

                                 JNI Technology
                                   in the SAN

[HOST BUS ADAPTER        HOST BUS ADAPTERS                       3 Disk Arrays                           4 Enterprise Servers
GRAPHIC]                                                         [Disk Arrays Graphic]                [Enterprise Servers Graphic]
                         Our Fibre Channel Host Bus
                         Adapters work with all SAN                       3 ASICs and                 3 ASICs and
                         topologies and with a wide                    1 Host Bus Adapter          1 Host Bus Adapter
                         variety of operating systems,                     [Graphic]                   [Graphic]
                         including Windows NT, Solaris,
                         Linux, Mac OS, and Unix through
                         SBus and PCI Interfaces, making                                 [JNI LOGO]
                         our host bus adapters offering                                 Fibre Channel
                         the broadest currently available.                                Technology
                         Because of the high level of
                         reliability of our device driver
                         software and the functionality                   [Host Bus                    3 ASICs and
                         of our Host Bus Adapters, we                    Adapter and                1 Host Bus Adapter
                         have been certified as a                      Personal Computer                [Graphic]
                         designated supplier by leading                     Graphic]
                         storage and SAN OEMs.                                                           3 Department Servers
                                                                 5 Workstations                           [Department Servers
[ASIC GRAPHIC]           ASICs                                  [Personal Computer                             Graphic]
                                                                    Graphic]
                         We incorporate our Emerald Fibre
                         Channel controller ASICs into our
                         latest generation of host bus                                 [ASIC Graphic]
                         adapters. Commercially available
                         versions of the Emerald transmit
                         data at 1 gigabit per second, and                              Tape Library
                         we have recently introduced
                         versions capable of sustained
                         2 gigabit per second transmission                         [Tape Library Graphic]
                         speeds, the fastest in the industry.

[PERSONAL COMPUTER       SOFTWARE
[GRAPHIC]
                         We offer software solutions
                         designed to simplify SAN
                         configuration and to provide
                         diagnostic and monitoring
                         information to SAN administrators.
                         Our software enables the user to
                         easily configure complex systems
                         that include multiple PCI busses
                         and multiple host bus adapters.

     The graphic radiates out from the central hub, which is the JNI Logo. The five Workstations connect to the Host Bus Adapter/personal computer graphic which in turn connects directly to the JNI Logo. The three Disk Array graphics connect to the ASICs/Host Bus Adapter graphic which in turn connects directly to the JNI Logo. The four Enterprise Server graphic connects to the ASICs/Host Bus Adapter graphic which in turn connects directly to the JNI Logo. The three Department Servers connect to the ASICs/Host Bus Adapter which in turn connects directly to the JNI Logo.

                               TABLE OF CONTENTS


                                      PAGE
Prospectus Summary..................     1
Risk Factors........................     5
Forward-Looking Statements..........    17
Use of Proceeds.....................    18
Dividend Policy.....................    18
Capitalization......................    19
Dilution............................    20
Selected Financial Data.............    21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................    23
Business............................    34



                                      PAGE
Management..........................    52
Certain Transactions................    59
Principal and Selling
  Stockholders......................    63
Description of Capital Stock........    64
Shares Eligible for Future Sale.....    67
Underwriting........................    69
Legal Matters.......................    71
Experts.............................    71
Where You Can Find More Information
  About JNI.........................    72
Index to Financial Statements.......   F-1

                               PROSPECTUS SUMMARY


     This summary highlights information appearing in other sections of this prospectus. You should read this entire prospectus carefully. Unless otherwise indicated, all information contained in this prospectus gives effect to the conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering and assumes the underwriters' over-allotment option is not exercised. All share and per share information in this prospectus gives effect to a 0.7 for 1 reverse stock split effected in October 1999.



                                JNI CORPORATION



     We are a leading designer and supplier of Fibre Channel hardware and software products that connect servers and data storage devices to form storage area networks, or SANs. SANs were made possible by the emergence of Fibre Channel technology, a new generation of server to storage communications technology that improves data communication speeds, connectivity, distance between connections, reliability and accessability. Our Fibre Channel development efforts began in 1993, and we shipped some of the first commercially available Fibre Channel products in 1995. Throughout our history, we have designed Fibre Channel products for the most demanding enterprise-level systems running applications that are integral to our customers' businesses. We currently market high-performance application specific integrated circuits, or ASICs, based on our proprietary technology, a broad range of Fibre Channel host bus adapters and software that facilitates advanced SAN device integration and management. Our products provide flexibility, scalability and availability, as well as manageability and superior performance in network storage systems.



     In recent years, the volume of electronic data generated, processed, stored and manipulated has expanded significantly as a result of the growth of data-intensive applications such as transaction processing, data mining, data warehousing, multimedia and Internet applications. International Data Corporation, or IDC, estimates that the amount of stored network data grew from 750 terabytes in 1994 to 10,500 terabytes in 1998, and that it will increase to 420,000 terabytes in 2002. With the dramatic increase in information storage and data retrieval requirements, system performance has become increasingly constrained by traditional input/output technologies, such as the currently prevailing server to storage communications protocol small computer systems interface, or SCSI. The lack of reliability of data delivery, the support for a limited number of connections and the short transport distance that characterize SCSI have limited the capabilities of traditional network storage architectures and placed constraints on the size of the network. Fibre Channel overcomes the limitations of traditional data communications technologies, because it offers the connectivity, distance and access benefits of networking architectures combined with the high performance and quick response needed for data storage applications. IDC forecasts that the market for products based on fibre channel technology will grow from approximately $2.0 billion in 1998 to approximately $23.0 billion by 2002.



     We offer a broad range of fibre channel host bus adapters for the SAN market. Our products can be used both with Sun Microsystems' proprietary SBus interface and the peripheral component interconnect, or PCI, interface and are deployable across a wide variety of network configurations and operating systems. We have designed our ASICs to work in the most demanding, high-end enterprise applications and offer what we believe is the lowest available latency in complex switched environments. We were the first in the industry to demonstrate products capable of sustained 2 gigabit per second Fibre Channel transmissions. Our proprietary configuration and driver software incorporates advanced features that significantly enhance and simplify SAN device integration and management. We work closely with our customers to tailor our products to their specific requirements by making software driver modifications to optimize performance with our customers' products. Although our Fibre Channel ASICs and host bus adapters find their primary application in SANs, they have also been deployed for use with digital graphics, video networks and non-linear digital editing systems in the advertising, broadcast and entertainment industries as well as for high speed data processing applications in a variety of industries including Internet service providers.



     Our objective is to become the market leader in high-speed fibre channel connectivity products for SANs and other applications by providing a family of integrated ASIC, host bus adapter and software products that exceed competitive offerings in features, flexibility and price/performance. Key elements of our strategy include the following:



     - focus exclusively on Fibre Channel;


     - expand penetration of existing original equipment manufacturer, or OEM, customers and leverage multiple distribution channels;


     - leverage Fibre Channel technology and quality leadership;



     - provide customer-driven product functionality and high-quality customer service and support to meet end-user needs;


     - promote the JNI brand; and


     - establish and maintain strategic alliances and pursue acquisitions.


     We sell our products domestically and internationally primarily through OEM and distribution channel customers including distributors, system integrators and value-added resellers who sell directly to end-users. We have long-term relationships and strategic alliances with many of our customers, including Amdahl, AVID, Chaparral, Data General, EDS, EMC, Hitachi, McData and StorageTek. End-users of our products include Amazon.com, Boeing, British Airways, Charles Schwab, DaimlerChrysler, Federal Express, GTE, Lexis Nexis, Mobil, Morgan Stanley and US WEST Capital Funding.
                            ------------------------

     Our principal offices are located at 9775 Towne Centre Drive, San Diego, California 92121. Our telephone number is (858) 535-3121. Our website address is www.jni.com. The information found on our website is not a part of this prospectus.

                                  THE OFFERING


Common stock offered:
  By JNI..........................  2,800,000 shares
  By the selling stockholder......  2,100,000 shares
                                    ----------
     Total........................  4,900,000 shares
Common stock to be outstanding
  after this offering.............  21,782,895 shares (see "Capitalization")
Use of proceeds...................  We intend to use the estimated net proceeds from this offering for the following purposes:
                                    - repayment of indebtedness of approximately
                                      $7.0 million to Jaycor, Inc., an affiliate;
                                      and
                                    - working capital and general corporate
                                    purposes, including product development, sales
                                      and marketing and potential acquisitions of
                                      products, technologies or companies. See
                                      "Use of Proceeds."
Proposed Nasdaq National Market
  symbol..........................  JNIC


                            ------------------------


     The shares of common stock outstanding after this offering include 840,000 shares of common stock issuable upon exercise of a warrant held by Adaptec, Inc. with a nominal exercise price. The shares of common stock outstanding after this offering exclude 6,884,241 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 5,109,741 shares are subject to outstanding options as of September 30, 1999 at a weighted average exercise price per share of $1.62.

                             SUMMARY FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The tables below summarize financial data of JNI set forth in more detail in the financial statements at the end of this prospectus. The As Adjusted Balance Sheet data as of June 30, 1999, has been adjusted to reflect (a) the conversion of convertible preferred stock into common stock at the closing of this offering, (b) the sale of 2,800,000 shares of common stock by JNI at an assumed initial public offering price of $13.00 per share and (c) the application of the net proceeds from such sale. See "Use of Proceeds." For more information regarding the calculation of the number of shares used in per share computations, see Note 1 to the Financial Statements included elsewhere in this prospectus.



                                                                SIX MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,         JUNE 30,
                                  ---------------------------   -----------------
                                   1996      1997      1998      1998      1999
STATEMENT OF OPERATIONS DATA:
  Net revenues..................  $   374   $ 2,903   $12,189   $ 3,826   $14,912
  Gross margin..................       26     1,651     6,828     2,096     9,659
  Operating income (loss).......   (1,487)   (1,054)      603      (166)      651
  Net income (loss).............   (1,487)   (1,184)      311      (284)    1,767
  Earnings (loss) per common
     share:
     Basic......................  $ (3.54)  $ (2.82)  $  0.74   $ (0.68)  $  4.21
     Diluted....................    (3.54)    (2.82)     0.02     (0.68)     0.09
  Number of shares used in per
     share computations:
     Basic......................      420       420       420       420       420
     Diluted....................      420       420    17,977       420    20,614



                                                              AS OF JUNE 30, 1999
                                                              --------------------
                                                                             AS
                                                               ACTUAL     ADJUSTED
BALANCE SHEET DATA:
  Working capital..........................................    $  (379)   $27,178
  Total assets.............................................     12,765     40,322
  Due to affiliate.........................................      5,220         --
  Stockholders' equity.....................................      3,341     36,118

                                  RISK FACTORS


     You should carefully consider the following risk factors and all of the other information included in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially adversely affect our business, operating results or financial condition and could result in a complete loss of your investment.



RISKS RELATING TO OUR BUSINESS


WE HAVE A LIMITED OPERATING HISTORY AND A LIMITED HISTORY OF PROFITABILITY THAT MAKE AN EVALUATION OF OUR BUSINESS DIFFICULT.


     We commenced operations in 1993 as a division of Jaycor, Inc., and, as part of a corporate reorganization of Jaycor in February 1997, we were incorporated as a subsidiary of a newly-formed company named Jaymark, Inc., which also became the parent of Jaycor in that reorganization transaction. We have only recently begun to operate as an independent entity. While operating as a division of Jaycor, we shipped our first commercially available Fibre Channel products in 1995, but we did not achieve operating income until the quarter ended September 30, 1998. Because we have a limited operating history, you must consider the risks and difficulties frequently encountered by early stage companies such as ours in new and rapidly evolving markets. Although our net revenues have grown in recent quarters, we may not be able to sustain this growth, and we may not realize sufficient net revenues to maintain profitability. In addition, because of the competition in the Fibre Channel and SAN markets and the evolving nature of these markets, sustaining profitability may be extremely challenging.


OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND MAY CAUSE OUR STOCK PRICE TO FLUCTUATE.


     Our future revenues and operating results are likely to vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control. Accordingly, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of future performance. It is possible that in some future periods our operating results will be below the expectations of public market analysts and investors. In this event, the price of our common stock will likely decline. Factors which may cause our revenues and operating results to fluctuate include the factors described in "-- Risks relating to our business."



     Because our revenues in a given quarter depend substantially on orders booked in that quarter, a decrease in the number of orders we receive is likely to adversely and disproportionately affect our quarterly operating results. This is because our expense levels are partially based on our expectations of future sales, and our expenses may be disproportionately large as compared to sales in a quarter with reduced orders. Hence, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any shortfall in sales in relation to our quarterly expectations or any delay of customer orders would likely have an immediate and adverse impact on our business, quarterly operating results and financial condition.



BECAUSE WE FOCUS EXCLUSIVELY ON FIBRE CHANNEL PRODUCTS, OUR REVENUES WILL BE LIMITED IF FIBRE CHANNEL TECHNOLOGY DOES NOT ACHIEVE WIDESPREAD MARKET ACCEPTANCE.



     The growth of the market for our products is dependent upon the broad acceptance of Fibre Channel technology as an alternative to other technologies traditionally utilized for network and storage communications. The Fibre Channel market, while rapidly evolving and attracting an increasing number of market participants, is still at an early stage of development. If the Fibre Channel market fails to develop, develops more slowly than anticipated or attracts more competitors than we expect, our business, operating results and financial condition would be materially adversely affected. We cannot be certain that Fibre Channel products will gain broader market acceptance or that customers will choose our technology and products.



     To achieve widespread market acceptance, Fibre Channel must supplant current widely accepted alternative technologies such as SCSI. Because many technology companies with SCSI-based product portfolios already have (a) well-established relationships with our current and potential customers, (b) extensive knowledge of the markets we serve, (c) better name recognition and (d) extensive development, sales and marketing resources, it may be difficult to convince customers to adopt Fibre Channel technology. If Fibre Channel does not replace existing technologies such as SCSI in emerging applications such as SANs or otherwise achieve broad market acceptance, our growth will be limited. Additionally, new technologies, such as system input/output, are currently in development that may compete for market share with Fibre Channel if they are successfully developed and commercialized. Because these competing new technologies are likely to have support from technology companies with more significant resources than we and other Fibre Channel companies have, they may limit the growth of the Fibre Channel market and therefore our growth.



THE SAN MARKET IN WHICH WE COMPETE IS NEW AND UNPREDICTABLE, AND IF THIS MARKET DOES NOT DEVELOP AND EXPAND AS WE ANTICIPATE, OUR BUSINESS WILL SUFFER.



     The market for SANs and the related equipment, including the host bus adapters, ASICs and management software that we offer, has only recently begun to develop and is rapidly evolving. If this market does not develop as rapidly as we anticipate, our operating results may be below the expectations of public market analysts and investors, which would likely cause our stock price to decline. Because this market is new, it is difficult to predict its potential size or future growth rate. Our products are principally purchased for use in SANs. Accordingly, widespread adoption of SANs as an integral part of data-intensive enterprise computing environments is critical to our future success. Potential end-users who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach like the SAN.


BECAUSE WE DEPEND ON A SMALL NUMBER OF OEM AND DISTRIBUTION CHANNEL CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES IN EACH PERIOD, THE LOSS OF ANY OF THESE CUSTOMERS OR ANY CANCELLATION OR DELAY OF A LARGE PURCHASE BY ANY OF THESE CUSTOMERS COULD SIGNIFICANTLY REDUCE OUR NET REVENUES.


     Historically, a limited number of OEMs and distribution channel customers has accounted for a significant majority of our total net revenues in each fiscal period. The loss of any of our key customers, or a significant reduction in sales to those customers, could significantly reduce our net revenues. We anticipate that our operating results in any given period will continue to depend to a significant extent upon revenues from a small number of customers.


     In addition, because none of our customers are contractually obligated to purchase any fixed amount of products from us in the future, they may stop placing orders with us at any time, regardless of any forecast they may have previously provided. If any of our large customers stop or delay purchases, our revenues and profitability would be adversely affected, which could cause our stock price to decline. We cannot be certain that we will retain our current OEM or distribution channel customers or that we will be able to recruit additional or replacement customers. As is common in an emerging technology industry, our agreements with OEMs and distribution channel customers are typically non-exclusive and often may be terminated by either party without cause. Moreover, many of our OEM and distribution channel customers utilize or carry competing product lines. If we were to suddenly lose one or more important OEM or distribution channel customers to a competitor, our business, operating results or financial condition could be materially adversely affected. Moreover, some of our OEM customers could develop products internally that would replace our products. The resulting reduction in sales of our products to any such OEM customers, in addition to the increased competition presented by these customers, could have a material adverse effect on our business, operating results or financial condition.

CONTINUED RAPID GROWTH WILL STRAIN OUR OPERATIONS AND REQUIRE THAT WE INCUR COSTS TO UPGRADE OUR INFRASTRUCTURE.

     We have recently experienced a period of rapid growth and expansion which has placed, and continues to place, a significant strain on our resources. Unless we manage such growth effectively, we may make mistakes in operating our business such as inaccurate sales forecasting, incorrect material planning or inaccurate financial reporting, which may result in unanticipated fluctuations in our operating results. Our management team has had limited experience managing such rapidly growing companies on a public or private basis. We may not be able to install adequate control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations.


OUR OPERATING RESULTS MAY SUFFER BECAUSE OF INCREASING COMPETITION IN THE FIBRE CHANNEL MARKET, AS WELL AS ADDITIONAL COMPETITION FROM ALTERNATIVE DATA STORAGE SOLUTIONS.


     The market in which we compete is intensely competitive. As a result, we will face a variety of significant challenges, including rapid technological advances, price erosion, changing customer preferences and evolving industry standards. Our competitors continue to introduce products with improved price/performance characteristics, and we will have to do the same to remain competitive. Increased competition could result in significant price competition, reduced revenues, lower profit margins or loss of market share, any of which would have a material adverse effect on our business, operating results and financial condition. We cannot be certain that we will be able to compete successfully against either current or potential competitors in the future.


     Many of our current and potential competitors have substantially greater financial, technical, marketing and distribution resources than we have. We face the threat of potential competition from new entrants into the fibre channel market, including large technology companies who may develop or acquire differentiating technology and then apply their resources, including established distribution channels and brand recognition, to obtain significant market share. It is also possible that we will face increased competition due to mergers or consolidations of existing or potential competitors. Emerging companies attempting to obtain a share of the existing market act as potential competition as well. Our products may also compete at the end-user level with other technology alternatives, such as SCSI. Further, businesses that implement SANs may select fully-integrated SAN systems that are offered by large technology companies. Because such systems do not interoperate with products from independent open system suppliers, like us, customers that invest in these systems will be less likely to purchase our products. Other technologies designed to address the applications served by Fibre Channel today are under development, and because we focus exclusively on Fibre Channel, our business would suffer as a result of competition from such competing technologies.


BECAUSE WE HAVE OPERATED AS A SUBSIDIARY WITHIN A CONSOLIDATED GROUP, OUR HISTORICAL RESULTS MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY, AND WE MUST IMPLEMENT SYSTEMS AND HIRE PERSONNEL TO OPERATE AS AN INDEPENDENT COMPANY. IF WE DO NOT EFFECTIVELY MANAGE THIS TRANSITION, OUR BUSINESS MAY SUFFER.


     JNI was formed as a subsidiary of Jaymark, Inc. in February 1997. Prior to that time, our operations were conducted as a division of Jaycor, which is also currently a subsidiary of Jaymark. We have recently taken steps to separate our operations from those of Jaymark and its affiliates, including plans to implement financial and accounting systems and the hiring of new management personnel. Because we have limited experience in operating as an independent company, we may fail to manage this transition effectively. The financial information included in this prospectus may not necessarily reflect our operating results, financial position and cash flows in the future or what the operating results, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Any such failure could adversely affect our business, financial condition or operating results. We have historically relied upon Jaycor for many operational functions, such as accounting, human resources, income tax reporting and purchasing, which we are now transitioning to JNI personnel. Our financial and accounting systems will continue to be integrated with and managed by Jaycor through the fiscal quarter ending December 31, 1999, and it is possible that we will not complete the transition to our own financial and accounting systems according to schedule. We also currently rely on our revolving credit agreement with Jaycor for our working capital, and our insurance coverage is integrated with Jaycor's. We intend to establish our own credit and insurance arrangements in the near future, but such arrangements may not be available to us on commercially reasonable terms, or at all.


IN OUR INDUSTRY, TECHNOLOGY AND OTHER STANDARDS CHANGE RAPIDLY, AND WE MUST KEEP PACE WITH THE CHANGES TO COMPETE SUCCESSFULLY.

     The market for our products is characterized by rapidly changing technology, evolving industry standards and the frequent introduction of new products and enhancements. If we do not keep pace with these changes, we may lose market share to our competitors and fail to meet our financial and operational objectives. Because our products are designed to work with software produced by third parties, our operating results could be adversely affected if such third parties delay introduction of new versions of their software for which we have designed new products or if they make unanticipated modifications to such software. Our future success depends in a large part on our ability to enhance our existing products and to introduce new products on a timely basis to meet changes in customer preferences and evolving industry standards. We cannot be certain that we will be successful in designing, supplying and marketing new products or product enhancements that respond to such changes in a timely manner and achieve market acceptance. We also cannot be certain that we will be able to develop the underlying core technologies necessary to create new products and enhancements, or that we will be able to license the core technologies from third parties. Additionally, changes in technology and customer preferences could potentially render our current products uncompetitive or obsolete. If we are unable, for technological or other reasons, to develop new products or enhance existing products in a timely manner in response to technological and market changes, our business, operating results and financial condition would be materially adversely affected.

THE SALES CYCLE FOR OUR PRODUCTS IS LONG, AND WE MAY INCUR SUBSTANTIAL, NON-RECOVERABLE EXPENSES OR DEVOTE SIGNIFICANT RESOURCES TO SALES THAT DO NOT OCCUR WHEN ANTICIPATED.


     Our sales cycle, particularly to OEMs, typically involves a lengthy qualification cycle during which we generally invest significant resources in addressing customer specifications. Because of the length of the sales cycle, we may experience a delay between increasing expenses for research and development and sales and marketing efforts and the generation of higher revenues, if any, from such expenditures. The purchase of our products or of solutions that incorporate our products typically involves significant internal procedures associated with the evaluation, testing, implementation and acceptance of new technologies. This evaluation process frequently results in a lengthy sales process, typically ranging from three months to longer than a year, and subjects the sales cycle associated with the purchase of our products to a number of significant risks, including budgetary constraints and internal acceptance reviews. The length of our sales cycle also varies substantially from customer to customer.

THE FAILURE OF OUR OEM CUSTOMERS TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE AND TO SUCCESSFULLY DEVELOP AND INTRODUCE NEW PRODUCTS COULD ADVERSELY AFFECT OUR NET REVENUES.


     Our ability to generate increased revenues depends significantly upon the ability and willingness of our OEM customers to develop and promote products on a timely basis that incorporate our technology. If our OEM customers do not successfully develop and market the solutions which incorporate our products, then sales of our products to the OEM customers will be adversely affected. The ability and willingness of OEM customers to develop and promote such products is based upon a number of factors beyond our control.



     While we have secured numerous design wins for our fibre channel products from OEM customers, nearly all of these customers are still at the very early stages of initial commercial shipments or at the developmental stage of incorporating fibre channel into their systems. Only a limited number of OEM customers are in full commercial production of products that incorporate our products. If our developmental and early stage customers are unable to or otherwise do not ship systems that incorporate our products, or if their shipped systems are not commercially successful, our business, operating results or financial condition could be materially adversely affected.


WE EXPECT THE AVERAGE SELLING PRICES OF OUR PRODUCTS TO CONTINUE TO DECREASE RAPIDLY, WHICH MAY REDUCE GROSS MARGINS OR REVENUES.


     The market for Fibre Channel products has experienced rapid erosion of average selling prices due to a number of factors, including competitive pricing pressures and rapid technological change. We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. We anticipate that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors or other factors. Therefore, to maintain our gross margins, we must develop and introduce on a timely basis new products and product enhancements and continually reduce our product costs. Our failure to do so would cause our revenue and gross margins to decline, which could materially adversely affect our operating results and cause the price of our common stock to decline.


DELAYS IN PRODUCT DEVELOPMENT COULD ADVERSELY AFFECT OUR MARKET POSITION OR CUSTOMER RELATIONSHIPS.

     We have experienced delays in product development in the past and may experience similar delays in the future. Given the short product life cycles in the markets for our products, any delay or unanticipated difficulty associated with new product introductions or product enhancements could cause us to lose customers and damage our competitive position. Prior delays have resulted from numerous factors, such as:

     - changing OEM product specifications;

     - difficulties in hiring and retaining necessary personnel;

     - difficulties in reallocating engineering resources and other resource limitations;

     - difficulties with independent contractors;

     - changing market or competitive product requirements;

     - unanticipated engineering complexity;

     - undetected errors or failures in software and hardware; and

     - delays in the acceptance or shipment of products by OEM customers.

BECAUSE WE RELY ON THIRD PARTIES FOR SUBSTANTIALLY ALL OF OUR MANUFACTURING AND ASSEMBLY, FAILURES BY THESE THIRD PARTIES TO PROVIDE PRODUCTS OF SUFFICIENT QUALITY AND QUANTITY COULD CAUSE US TO DELAY PRODUCTS SHIPMENTS, WHICH COULD RESULT IN DELAYED OR LOST REVENUES OR CUSTOMER DISSATISFACTION.


     Taiwan Semiconductor Manufacturing Company, or TSMC, manufactures our Emerald ASICs, and Adaptec packages and tests these ASICs so that we purchase and receive only finished products. SCI Systems in Rapid City, South Dakota, and SMS in Escondido, California perform substantially all assembly operations for our host bus adapters. We have no direct contractual relationship with TSMC and no long term contracts with SCI or SMS. Accordingly, our major suppliers, other than Adaptec, are not obligated to supply products to us for any specific period, or in any specific quantity, except as may be provided in a particular purchase order, and Adaptec's ability to meet its obligations to us depends on the ability of third parties, including TSMC, to supply sufficient quantity and quality of components. If any of our third-party manufacturers experiences delays, disruptions, capacity constraints or quality control problems in its manufacturing operations, then products shipments to our customers could be delayed, which would negatively impact our net revenues, competitive position and reputation. In that regard, TSMC has recently experienced an interruption in its ability to manufacture products due to a severe earthquake in Taiwan. While we believe that this interruption will not have a material adverse effect on our business, we cannot assure you that TSMC will be able to continue to satisfy our inventory needs.


     Further, our business would be harmed if we fail to effectively manage the manufacture of our products. Because we place orders with our manufacturers based on our forecasts of expected demand for our products, if we inaccurately forecast demand, we may be unable to obtain adequate manufacturing capacity or adequate quantities of components to meet our customers' delivery requirements, or we may accumulate excess inventories.


     We may in the future need to find new contract manufacturers in order to increase our volumes or to reduce our costs. Our manufacturing agreement with Adaptec expires in November 2000, but we anticipate that we will seek alternative manufacturing arrangements prior to that time. We may not be able to find contract manufacturers that meet our needs, and even if we do, qualifying a new contract manufacturer and commencing volume production is expensive and time consuming. If we are required or elect to change contract manufacturers, we may lose revenues, and our customer relationships may suffer.

BECAUSE WE DEPEND ON SOLE SOURCE AND LIMITED SOURCE SUPPLIERS FOR KEY COMPONENTS, WE ARE SUSCEPTIBLE TO SUPPLY SHORTAGES THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.


     We rely on third-party suppliers for components which are used in our products, and we have experienced delays or difficulty in securing components in the past. Key components that we use in our products may only be available from single sources with which we do not have long-term contracts. In particular, Hewlett-Packard is currently the sole supplier of certain components in certain of our SBus host bus adapters. The components we use for our products are based on an emerging technology and may not be available with the performance characteristics or in the quantities that we require. Any inability to supply products due to a lack of components or to redesign products to incorporate alternative components in a timely manner could materially adversely affect our business, operating results or financial condition.



BECAUSE A SIGNIFICANT PORTION OF OUR PRODUCTS IS DESIGNED TO WORK WITH HIGH-END SERVERS FROM SUN MICROSYSTEMS AND STORAGE ARRAYS FROM EMC, OUR BUSINESS COULD SUFFER IF SUN OR EMC DISCONTINUES PRODUCTION OF SUCH EQUIPMENT OR IF WE FAIL TO DEVELOP PRODUCTS THAT WORK EFFECTIVELY WITH SUCH EQUIPMENT. SUN HAS ANNOUNCED ITS INTENTION TO DISCONTINUE PRODUCTION OF SERVERS WITH THE SBUS INTERFACE, AND THEREFORE, SALES OF OUR PRODUCTS DESIGNED FOR THE SBUS INTERFACE WILL DIMINISH OVER TIME.



     Our host bus adapters have achieved their greatest market acceptance in computing environments built with servers from Sun Microsystems due to our products' interoperability with the Sun Solaris operating system and the SBus interface developed and promoted by Sun. A significant portion of our products is currently used to connect high-end Sun servers that incorporate SBus interfaces to SANs, and these products have accounted for the substantial majority of our historical revenues. In addition, a significant portion of our host bus adapters are used to form connections to storage arrays manufactured by EMC. Accordingly, we depend to a certain extent upon the increased market penetration of Sun and EMC systems and our ability to continue to develop products that interoperate effectively in Sun and EMC environments. Sun has announced its intention to phase out production of servers with the SBus interface. Accordingly, we anticipate that the percentage of our revenues attributable to sales of our SBus host bus adapters will decline over time. If Sun accelerates its phase out of such workstations, our business would suffer due to decreased sales of SBus host bus adapters.


BECAUSE OUR INTELLECTUAL PROPERTY IS CRITICAL TO THE SUCCESS OF OUR BUSINESS, OUR OPERATING RESULTS WOULD SUFFER IF WE WERE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY.

     We currently rely on a combination of copyrights, trademarks, trade secret laws and contractual provisions to establish and protect our intellectual property rights in our products. We cannot be certain that the steps we take to protect our intellectual property will adequately protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology or that we can maintain such technology as trade secrets. In addition, the laws of some of the countries in which our products are or may be developed, manufactured or sold may not protect our products and intellectual property rights to the same extent as the laws of the United States, or at all. Our failure to protect our intellectual property rights could have a material adverse effect on our business, operating results or financial condition.

WE MAY BECOME INVOLVED IN COSTLY AND LENGTHY PATENT INFRINGEMENT OR INTELLECTUAL PROPERTY LITIGATION WHICH COULD SERIOUSLY HARM OUR BUSINESS.

     We occasionally receive communications from third parties alleging patent infringement, and there is the chance that third parties may assert infringement claims against us. Any such claims, with or without merit, could result in costly and time-consuming litigation or cause product shipment delays which would adversely affect our business, financial condition or operating results. It is possible that patent holders will assert patent rights which apply broadly to our industry, and that such patent rights, if valid, may apply to our products or technology. These or other claims may require us to stop using the challenged intellectual property or to enter into royalty or licensing agreements. We cannot be certain that the necessary licenses will be available or that they can be obtained on commercially reasonable terms. If we were to fail to obtain such royalty or licensing agreements in a timely manner or on reasonable terms, our business, operating results or financial condition could be materially adversely affected.

THE LOSS OF OR FAILURE TO ATTRACT KEY TECHNICAL PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.


     Our success depends to a significant degree upon the performance and continued service of engineers involved in the development of our Fibre Channel technology and technical support of products and customers. Our future success depends upon our ability to attract, train and retain such personnel. We will need to increase the number of technical staff members with experience in high performance ASIC design as we further develop our product line. In addition, we are currently seeking to hire additional skilled development engineers who are currently in short supply. Competition for such highly skilled employees in our industry is intense, and we cannot be certain that we will be successful in recruiting or retaining such personnel. In addition, employees may leave our company and subsequently compete against us. The loss of these key technical employees could have a material adverse effect on our business, operating results and financial condition.


IN ORDER TO MEET OUR OBJECTIVES, WE MUST ATTRACT AND RETAIN QUALIFIED PERSONNEL, AND THE FAILURE TO DO SO COULD LIMIT OUR GROWTH.

     In addition to our reliance on key technical personnel, our success depends to a significant degree upon the continued contributions of our key management, sales and marketing and manufacturing personnel, many of whom would be difficult to replace. We do not maintain key person life insurance on any of these personnel, and we do not have employment agreements with any of these personnel obligating them to continue to provide services to JNI. If we lose key personnel, we may have difficulties in identifying suitable replacements or in reallocating their responsibilities, either of which would place an additional strain on our resources and could adversely affect our business, operating results or financial condition.

     We also believe that our success depends to a significant extent on the ability of our key personnel to operate effectively, both individually and as a group. Many of our employees have only recently joined us, and we intend to expand our employee base significantly. If we are unable to identify, hire and integrate new employees in a timely and cost-effective manner, our operating results may suffer.

OUR EXPORT SALES SUBJECT US TO RISKS THAT COULD ADVERSELY AFFECT OUR BUSINESS.


     Export sales accounted for 20% of our net revenues in the six months ended June 30, 1999, compared to 14% of net revenues in 1998 and 14% of net revenues in 1997. Accordingly, we encounter risks inherent in international operations. Because all of our sales are currently denominated in U.S. dollars, if the value of the U.S. dollar increases relative to foreign currencies, our products could become less competitive in international markets. Our export sales could also be limited or disrupted by any of the following factors:


     - restrictions on the export of technology;

     - longer accounts receivable payment cycles;

     - reduced and limited protections of intellectual property rights;

     - trade restrictions; and

     - changes in tariffs.

FAILURE TO COMPLY WITH GOVERNMENTAL REGULATIONS BY US OR OUR OEM CUSTOMERS COULD REDUCE OUR SALES OR REQUIRE DESIGN MODIFICATIONS.

     Our products are subject to U.S. Department of Commerce and Federal Communications Commission regulations as well as various standards established by authorities in other countries. Failure to comply with existing or evolving U.S. or foreign governmental regulation or to obtain timely domestic foreign regulatory approvals or certificates could materially harm our business by reducing our sales or requiring design modifications to our products or the products of our OEM customers. Neither we nor our customers may export such products without obtaining an export license. U.S. export laws also prohibit the export of our products to a number of countries deemed by the United States to be hostile. These restrictions may make foreign competitors facing less stringent controls on their products more competitive in the global market than we or our customers are. The U.S. government may not approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be revised.

OUR PRODUCTS ARE COMPLEX AND MAY CONTAIN UNDETECTED SOFTWARE OR HARDWARE ERRORS THAT COULD LEAD TO AN INCREASE IN OUR COSTS, REDUCE OUR NET REVENUES OR DAMAGE OUR REPUTATION.

     Products as complex as ours frequently contain undetected software or hardware errors when first introduced or as new versions are released. We have from time to time found errors in existing products, and we may from time to time find errors in our existing, new or enhanced products. The occurrence of hardware or software errors could adversely affect sales of our products, cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

OUR FAILURE, OR THE FAILURE OF OUR KEY SUPPLIERS, TO ADEQUATELY PREPARE FOR THE YEAR 2000 ISSUE COULD INTERRUPT OUR BUSINESS OR CAUSE OUR REVENUES TO DECLINE.

     Many existing computer systems and applications use two digits rather than four to define the applicable year. These programs were designed without considering the impact of the upcoming change in the century. If such programs are not corrected, many computer systems could fail or create erroneous results at or beyond the year 2000. We consider a product to be "Year 2000 compliant" if the product's performance and functionality are unaffected by the processing of dates prior to, during and after the year 2000. We believe that our current products are all Year 2000 compliant.

     Although we have initially assessed how we may be impacted by the Year 2000 and have commenced implementation of a detailed plan to address certain aspects of the Year 2000 problem, we have not completed this plan and cannot be certain to what extent we may be impacted by the Year 2000 problem. We believe our greatest risks related to the Year 2000 issue involve our relationships with critical third party suppliers and service providers. Potential impacts include an interrupted product flow from critical suppliers due to their Year 2000 interruptions and potential infrastructure collapse such as interruptions in public utilities, electricity or telecommunications. Any of the foregoing risks, as well as the fruition of a combination of lesser risks, could adversely impact our business, financial condition or operating results. We have formulated contingency plans scheduled for completion by November 1, 1999 to mitigate or reduce these risks. However, because many third party service providers such as the public utilities are not controlled by JNI, it is possible that our contingency plans will not be adequate. For a more complete description of our plans with respect to Year 2000 compliance, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--The Year 2000 Issue."


MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF THE NET PROCEEDS OF THIS OFFERING AND MAY FAIL TO USE SUCH FUNDS EFFECTIVELY.



     We intend to use the net proceeds from the sale of the common stock offered hereby for repayment of indebtedness to Jaycor of approximately $7.0 million and working capital and general corporate purposes, including product development, sales and marketing and potential acquisitions of products, technologies or companies. Because only a small portion of the net proceeds is allocated to specific items, management will have significant flexibility in applying the net proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on our business, operating results or financial condition.



TWO OF OUR DIRECTORS MAY HAVE CONFLICTS OF INTEREST BECAUSE THEY ARE ALSO DIRECTORS AND EXECUTIVE OFFICERS OF JAYMARK AND JAYCOR.



     Two members of our board of directors are also directors and executive officers of Jaymark and Jaycor. These directors will have obligations to us as well as to Jaymark and Jaycor. Delaware law imposes a duty of loyalty upon our directors, however we cannot assure you that all conflicts will be resolved fairly.



RISKS RELATED TO SECURITIES MARKETS



WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE TO FUND THE GROWTH OF OUR BUSINESS, AND FINANCING MAY NOT BE AVAILABLE.



     We currently anticipate that our available capital resources, combined with the net proceeds from this offering and cash flows from operations, will be sufficient to meet our expected working capital and capital expenditure requirements for at least the next 12 months. However, we cannot assure you that such resources will be sufficient to fund the growth of our business.


     We may also raise additional funds through public or private debt or equity financings if such financings become available on favorable terms, but such financings would likely dilute our stockholders. We cannot assure you that any additional financing we may need will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or otherwise respond to competitive pressures. In any such case, our business, operating results or financial condition could be materially adversely affected.

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT DILUTE OUR STOCKHOLDERS' EQUITY AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES.


     We may pursue acquisitions that could provide new technologies or products. Future acquisitions may involve the use of significant amounts of cash, potentially dilutive issuances of equity or equity-linked securities, the incurrence of debt, or amortization expenses related to goodwill and other intangible assets.


     In addition, acquisitions involve numerous risks, including:

     - difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

     - the diversion of management's attention from other business concerns;

     - risks of entering markets in which we have no or limited prior experience; and

     - the potential loss of key employees of the acquired company.

     We currently have no commitments or agreements with respect to any such acquisition. In the event that such an acquisition does occur and we are unable to successfully integrate businesses, products, technologies or personnel that we acquire, our business, operating results or financial condition could be materially adversely affected.

YOU WILL SUFFER DILUTION IN THE VALUE OF YOUR SHARES.


     Investors in this offering will incur immediate and substantial dilution of $11.30 per share, assuming an initial public offering price of $13.00 per share, in the net tangible book value per share of our common stock. See "Dilution" for more information regarding the amount of dilution you will suffer.


OUR STOCK PRICE MAY BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.


     The stock market in general, and the stock prices of technology-based companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of any specific public company. Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in JNI will lead to the development of a trading market or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Changes in analysts' estimates of our earnings as well as any of the factors described in "Risk Factors" could have a significant impact on the market price of our common stock.



     Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.



JAYMARK, INC. WILL BE ABLE TO CONTROL ANY STOCKHOLDER VOTES AND HAS THE POWER TO TAKE OR PREVENT CORPORATE ACTIONS WITHOUT CONSIDERING THE BEST INTERESTS OF OTHER STOCKHOLDERS.



     Upon completion of this offering, Jaymark will beneficially own approximately 71.2% of our outstanding common stock. If the underwriters exercise the over-allotment option in full, Jaymark's ownership will be reduced to approximately 68.8%. As a result, Jaymark will be able to determine the outcome of all corporate actions requiring stockholder approval. Because Jaymark has the ability to control us, it has the power to act without taking the best interests of our company into consideration. For example, Jaymark will continue to exercise significant influence over decisions with respect to the following:

     - the direction and policies of our company, including the election and removal of directors;

     - mergers or other business combinations involving us;

     - amendments to our certificate of incorporation or bylaws; and

     - future issuances of our common stock or other securities.

     Any of these powers could be used by Jaymark for its own advantage to the detriment of our other stockholders and our company. This in turn may have an adverse effect on the price of our common stock.

WE DO NOT PLAN TO PAY CASH DIVIDENDS ON OUR COMMON STOCK.


     We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings, if any, to finance the growth and expansion of our business and for general corporate purposes. Accordingly, unless the price of our common stock increases above the initial public offering price, you will not have an opportunity to profit from your investment in our common stock.


SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET BY EXISTING INVESTORS MAY BEGIN 180 DAYS AFTER COMPLETION OF THE OFFERING AND COULD CAUSE OUR STOCK PRICE TO DECLINE.


     Our current stockholders, Jaymark, Inc. and Adaptec, Inc., hold a substantial number of shares, which they will be able to sell in the public market in the near future. Subject to limitations on volume under Rule 144, which are explained in detail in "Shares Eligible for Future Sale," Jaymark will be able to sell all the shares of our common stock that it holds beginning, upon the expiration of an agreement with the underwriters, 180 days after the date of this prospectus. At the same time, and subject to the same limitations, Adaptec will be able to sell 1,132,895 shares of our common stock that it holds. Jaymark may also distribute the shares of our common stock that it holds to its stockholders, who could then be eligible to sell such shares in the public market. In addition, our employees hold options to purchase a large number of shares, and they will also be able to sell the shares they may acquire upon exercise of those options in the near future. Sales of a substantial number of shares of our common stock after this offering could cause our stock price to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. You should read "Shares Eligible for Future Sale" for a full discussion of shares that may be sold in the public market in the future.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements," which may include the following:

     - our business strategy;

     - the timing of and plans for the introduction of new products and enhancements;

     - plans for hiring additional personnel;


     - anticipated growth in the market for Fibre Channel products;


     - entering into strategic alliances; and

     - the adequacy of anticipated sources of funds, including the proceeds from this offering, to fund our operations for at least the 12 months following the date of this prospectus.

     Other statements about our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts may also be forward-looking statements. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus. We assume no obligation to update any forward-looking statements.

                                USE OF PROCEEDS


     The net proceeds to JNI from the sale of the 2,800,000 shares of common stock we are offering will be approximately $32.8 million, assuming an initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. JNI will not receive any proceeds from the sale of shares in this offering by the selling stockholder.


     We intend to use the net proceeds of this offering for:


     - repayment of indebtedness of approximately $7.0 million to Jaycor; and


     - working capital and other general corporate purposes, including product development, sales and marketing and potential acquisitions of products, technologies or companies.

     While we from time to time engage in preliminary discussions with respect to acquisitions, we are not currently a party to any agreements, understandings or commitments with respect to such transactions. Pending the uses described herein, we will invest the net proceeds in short-term, interest bearing, investment grade securities.

     Borrowings under our revolving loan agreement with Jaycor bear interest at a floating rate equal to Jaycor's incremental cost of borrowing (13.5% as of June 30, 1999). Advances under the agreement are due on demand, and if no demand is made, within ten years of the date of each advance. At June 30, 1999, we owed Jaycor $5.2 million for advances made under this agreement. The amounts advanced under this agreement were used for working capital purposes and acquisition of fixed assets.

     Based on our current operating plan, we anticipate that the net proceeds of this offering, together with expected interest income and funds from operations, should be sufficient to finance our capital requirements for at least the next 12 months. This estimate is based on assumptions that could be negatively impacted by the matters discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock and do not anticipate paying such cash dividends in the foreseeable future. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our operating results, financial condition and other factors as the board of directors, in its discretion, deems relevant.

                                 CAPITALIZATION


     The following table sets forth the capitalization of JNI as of June 30, 1999. The As Adjusted column gives effect to (a) the conversion of each outstanding share of convertible preferred stock into a share of common stock upon the closing of this offering, (b) the receipt of the net proceeds from the sale of 2,800,000 shares of common stock at an assumed initial public offering price of $13.00 per share, and (c) the application of such net proceeds. The table does not reflect the 4,762,891 shares of common stock issuable upon exercise of outstanding options at June 30, 1999 at a weighted average exercise price per share of $0.94 or the 840,000 shares issuable upon exercise of an outstanding warrant at a nominal exercise price. See "Management--Stock Option Plans."


     This table should be read in conjunction with our Financial Statements and the related notes included elsewhere in this prospectus. Also see "Use of Proceeds" and "Certain Transactions."


                                                            AS OF JUNE 30, 1999
                                                           ----------------------
                                                           ACTUAL     AS ADJUSTED
                                                           (IN THOUSANDS, EXCEPT
                                                                 SHARE AND
                                                             PER SHARE AMOUNTS)
Short-term debt -- due to affiliate......................  $ 5,220      $    --
                                                           =======      =======
Stockholders' equity:
  Preferred stock, par value $0.001 per share: 35,000,000
     shares authorized and 17,722,895 shares issued and
     outstanding, actual; 5,000,000 shares authorized and
     no shares issued and outstanding, as adjusted.......  $    18      $    --
  Common stock, par value $0.001 per share: 100,000,000
     shares authorized and 420,000 shares issued and
     outstanding, actual; 100,000,000 shares authorized
     and 20,942,895 shares issued and outstanding, as
     adjusted............................................       --           21
Additional paid-in capital...............................    6,798       39,572
Unearned stock-based compensation........................   (1,940)      (1,940)
Accumulated deficit......................................   (1,535)      (1,535)
                                                           -------      -------
       Total stockholders' equity........................    3,341       36,118
                                                           -------      -------
       Total capitalization..............................  $ 3,341      $36,118
                                                           =======      =======

                                    DILUTION


     Our pro forma net tangible book value as of June 30, 1999 was approximately $2,818,000, or $0.16 per share. Pro forma net tangible book value per share represents the amount of JNI's pro forma stockholders' equity, less intangible assets, divided by the pro forma number of shares of common stock outstanding as of June 30, 1999 after giving effect to the automatic conversion of all convertible preferred stock into common stock upon closing of this offering. The as adjusted pro forma net tangible book value of JNI as of June 30, 1999 would have been $35,595,000, or $1.70 per share, after giving effect to the sale of 2,800,000 shares of common stock offered by JNI at an assumed initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The foregoing discussion assumes no exercise of outstanding options or warrants, and, to the extent these options or warrants are exercised, investors in this offering will suffer further dilution.



     This represents an immediate increase in pro forma net tangible book value of $1.54 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $11.30 per share to investors purchasing common stock in this offering, as illustrated in the following table:



Assumed initial public offering price per share.............           $13.00
  Pro forma net tangible book value per share before this
     offering...............................................  $0.16
  Increase per share attributable to new investors..........   1.54
As adjusted pro forma net tangible book value per share
  after this offering.......................................             1.70
                                                                       ------
Dilution per share to new investors.........................           $11.30
                                                                       ======



     As of June 30, 1999, assuming exercise of options to purchase 4,762,891 shares and warrants to purchase 840,000 shares that were outstanding at June 30, 1999, pro forma net tangible book value per share before this offering was $0.12. The investment by new investors in this offering increases the as adjusted pro forma net tangible book value per share by $1.22 per share to $1.34 per share after this offering resulting in dilution to new investors of $11.66 per share.



     The table below summarizes, on a pro forma basis, the differences between the existing stockholders and the new investors purchasing common stock in this offering with respect to (a) the total number of shares purchased from JNI, (b) the total consideration paid and (c) the average price per share paid (based upon an assumed initial public offering price of $13.00 per share).



                                                                 TOTAL CONSIDERATION
                               SHARES PURCHASED        ----------------------------------------
                            -----------------------                              AVERAGE PRICE
                              NUMBER        PERCENT      AMOUNT       PERCENT    PAID PER SHARE
Existing stockholders.....  18,142,895         87%     $ 4,440,000       11%         $ 0.24
New investors.............   2,800,000         13       36,400,000       89          $13.00
                            ----------        ---      -----------      ---
Total.....................  20,942,895        100%     $40,840,000      100%
                            ==========        ===      ===========      ===

                            SELECTED FINANCIAL DATA

     The following selected financial data of JNI presented below as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 and as of and for the six-month periods ended June 30, 1998 and 1999 are derived from the financial statements of JNI. The financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 have been audited and are included elsewhere in this prospectus. The selected financial data as of December 31, 1994, 1995 and 1996 and as of June 30, 1999 and for the years ended December 31, 1994 and 1995 and for the six-month periods ended June 30, 1998 and 1999 are unaudited, have been prepared on the same basis as the audited financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information in accordance with generally accepted accounting principles. The selected financial data set forth below contains only a portion of JNI's financial statements, and should be read in conjunction with the Financial Statements and related Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. In particular, see Note 1 to Financial Statements for an explanation of the calculations of earnings (loss) per share and per share amounts.


                                                                                          SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                  JUNE 30,
                                          ---------------------------------------------   ----------------
                                           1994     1995     1996      1997      1998      1998     1999
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues..........................  $   35   $   74   $   374   $ 2,903   $12,189   $3,826   $14,912
  Cost of revenues......................      32       53       348     1,252     5,361    1,730     5,453
                                          ------   ------   -------   -------   -------   ------   -------
    Gross margin........................       3       21        26     1,651     6,828    2,096     9,459
  Operating expenses:
    Research and development............     150      381       510     1,202     2,919    1,069     4,938
    Selling and marketing...............      57      161       532       681     1,526      668     2,073
    General and administrative..........     144       73       471       822     1,698      525     1,286
    Amortization of intangible assets...      --       --        --        --        47       --       110
    Amortization of stock-based
       compensation.....................      --       --        --        --        35       --       401
                                          ------   ------   -------   -------   -------   ------   -------
       Total operating expenses.........     351      615     1,513     2,705     6,225    2,262     8,808
                                          ------   ------   -------   -------   -------   ------   -------
  Operating income (loss)...............    (348)    (594)   (1,487)   (1,054)      603     (166)      651
  Interest expense......................      --       --        --       130       265      118       289
                                          ------   ------   -------   -------   -------   ------   -------
  Income (loss) before income taxes.....    (348)    (594)   (1,487)   (1,184)      338     (284)      362
  Income tax provision (benefit)........      --       --        --        --        27       --    (1,405)
                                          ------   ------   -------   -------   -------   ------   -------
  Net income (loss).....................  $ (348)  $ (594)  $(1,487)  $(1,184)  $   311   $ (284)  $ 1,767
                                          ======   ======   =======   =======   =======   ======   =======
Earnings (loss) per common share:
  Basic.................................  $ (.83)  $(1.41)  $ (3.54)  $ (2.82)  $  0.74   $(0.68)  $  4.21
                                          ======   ======   =======   =======   =======   ======   =======
  Diluted...............................  $ (.83)  $(1.41)  $ (3.54)  $ (2.82)  $  0.02   $(0.68)  $  0.09
                                          ======   ======   =======   =======   =======   ======   =======
  Pro forma basic(1)....................                                        $  0.74            $  2.51
                                                                                =======            =======
  Pro forma diluted(1)..................                                        $  0.03            $  0.09
                                                                                =======            =======
Number of shares used in per share
  computations:
  Basic(2)..............................     420      420       420       420       420      420       420
  Diluted(2)............................     420      420       420       420    17,977      420    20,614
  Pro forma basic(1)....................                                            634                774
  Pro forma diluted(1)..................                                         18,191             20,968

                                                          AS OF DECEMBER 31,                AS OF
                                               ----------------------------------------    JUNE 30,
                                               1994    1995    1996    1997      1998        1999
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital............................  $  3    $178    $325    $(923)   $(1,830)   $  (379)
  Total assets...............................    22     259     446    1,900      7,814     12,765
  Due to affiliate...........................    --      --      --    1,950      3,061      5,220
  Stockholders' equity (deficit).............   (26)    196     362     (740)     1,173      3,341


---------------

(1) Pro forma earnings (loss) per common share represents historical earnings
    (loss) per common share as if additional shares of common stock had been issued at the assumed initial public offering price of $13.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by JNI at the beginning of each period presented in order to retire our average due to affiliate balance during the period.


(2) The number of shares used in the basic and diluted share computations assumes the shares of common stock issued in February 1997 were outstanding for all prior periods.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and the related notes contained elsewhere in this prospectus.

OVERVIEW


     We are a leading developer and manufacturer of Fibre Channel hardware and software products that form critical elements of SANs. We offer a broad line of host bus adapters, ASICs and software that provides high bandwidth for data communication, high speed data transmission without degradation over distances of up to ten kilometers, guaranteed data delivery and scalability to large numbers of network connections. We commenced operations in 1993 as a division of Jaycor, Inc. In February 1997, Jaycor effected a corporate reorganization in which it formed two new corporations: Jaymark, Inc. and JNI. Jaymark became the parent of Jaycor and of JNI in that reorganization transaction. Jaycor then transferred technology and assets relating to Fibre Channel to Jaymark, which in turn contributed these assets to JNI. While operating as a division of Jaycor, we shipped our first commercially available Fibre Channel products in 1995. We commenced volume production of host bus adapters in 1996, and we are currently the leading independent supplier of host bus adapters for the Sun Solaris operating system. In late 1998, we obtained our initial certification from an OEM customer for our host bus adapters for the PCI interface, and in 1999 we introduced a much lower cost host bus adapter for the PCI interface based on Fibre Channel products and technology acquired from Adaptec. We first achieved operating income in the quarter ended September 30, 1998.



     We derive substantially all of our revenue from sales of our FibreStar lines of host bus adapters. Historically, we have derived the substantial majority of our revenues from sales of our FibreStar host bus adapters designed for the SBus specification, but we expect our Emerald-based host bus adapters designed for the PCI bus to account for an increasing proportion of revenues in the future. We also derive revenues from sales of our proprietary Emerald ASICs. All of our sales are denominated in U.S. dollars. Historically, a limited number of OEMs and distributor customers has accounted for a significant majority of our total net revenues in each fiscal period. The loss of any of our key customers, or a significant reduction in sales to those customers, could significantly reduce our net revenues. We anticipate that our operating results in any given period will continue to depend to a significant extent upon revenues from a small number of customers.


     We generally recognize revenue from product sales upon shipment. We provide allowances for estimated sales returns at the time of revenue recognition. We sell to our distribution channel customers under volume purchase agreements. Certain of our agreements with distribution channel customers provide for stock rotation, where the customer may return product provided that it places a new order for replacement products. We reserve for estimated stock rotation, uncollectable accounts and warranty claims based on past history and expected future returns related to product shipped. We ship to our OEM customers with no right of return except for warranty, and warranty costs to date have not been material.


     As our Emerald-based host bus adapters designed for the PCI interface become a greater percentage of our revenues, we expect that the average selling price of our products will continue to decrease. Further, the average selling prices of our new and existing products are likely to continue to decline in the future as we and our competitors introduce new and more technologically advanced products and as price-based competition intensifies. In addition, sales price reductions tied to volume shipments are typically part of our volume purchase agreements with our distribution channel customers.

     Cost of revenues is comprised principally of payments to our contract manufacturers, final assembly costs, manufacturing and quality functions, inventory management costs and support costs. We expect our gross margin to be affected by many factors, including declines in average unit selling price, fluctuations in demand for our products, the mix of products sold, the mix of sales channels through which our products are sold, the timing and size of customer orders, fluctuations in manufacturing volumes, changes in costs of components, new product introductions both by us and our competitors.

     Research and development expenses consist primarily of salaries and related expenses for engineering personnel, fees paid to consultants and outside service providers, depreciation of development and test equipment, prototyping expenses related to the design, development, testing and enhancements of our products and the cost of computer support services. We expense all research and development costs as incurred. From inception, we have incurred significant expenses to develop our products. We believe that continued investment in research and development is critical to our strategic product and cost reduction objectives. Accordingly, we expect to continue to devote substantial resources to research and development such that these expenses will increase in absolute dollars.

     Selling and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer support functions, public relations, advertising, promotional and trade show costs and travel expenses. We believe that continued investment in selling and marketing is critical to the success of our strategy to expand our relationships with leading OEMs, to establish and maintain relationships with partners and to expand our sales though resellers and distributors and to end-users. We expect these expenses to increase in absolute dollars as we add personnel to implement this strategy.


     General and administrative expenses include salaries and related expenses for personnel engaged in finance, human resources, information technology, administrative and legal activities and professional fees. We expect that these expenses will increase in future periods in absolute dollars as we incur additional costs to implement the infrastructure necessary to operate independently from Jaycor, as well as costs related to the anticipated growth of our business and our operation as a public company. To assist our transition to operating independently from Jaycor, we and Jaycor have entered into a Transitional Services Agreement whereby Jaycor has agreed to continue to perform certain administrative and accounting services on our behalf, and we have agreed to reimburse Jaycor for such services in amounts consistent with Jaycor's historical practice and consistent with the presentation in our audited financial statements.



     Amortization of intangible assets arises from the amortization of intangible assets acquired in connection with the purchase of products and technology from Adaptec in November 1998. In that transaction, we issued Adaptec 1,132,895 shares of our Series A preferred stock which will convert into an equal amount of shares of common stock upon completion of this offering, and we granted Adaptec warrants to purchase shares of our stock. We originally recorded the fair value of the intangible assets acquired in that transaction at $662,000. Upon an amendment to the purchase agreement executed in September 1999, the number of shares issuable thereunder was fixed at 840,000 shares, subject to upward adjustment under certain circumstances. As a result of the amendment, the warrant became immediately exercisable, and we recorded additional intangible assets related to the core technology equal to the fair value of the 840,000 shares, or

$10.9 million. We are amortizing the intangible assets over the remainder of their useful life. Future amortization charges related to these balances will be as follows: $1.4 million during the remainder of 1999; $5.3 million during 2000; and $4.7 million during 2001.


     Amortization of stock-based compensation relates to deferred compensation recorded in connection with the grant of stock options to employees in all operating expense categories where the option exercise price is less than the fair value of the underlying shares of common stock as determined for financial reporting purposes. We have recorded deferred compensation within stockholders' equity of approximately $2.4 million which is being amortized over the vesting period of the related stock options, generally four years. The portion of this liability that remains unamortized as of June 30, 1999 is $1.9 million, and it will be amortized as follows: $467,000 during the remainder of 1999; $723,000 during 2000; $485,000 during 2001; $247,000 during 2002; and $18,000 during
2003. The amount of stock-based compensation amortization actually recognized in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited. See Note 6 to the Financial Statements.

     The income tax benefit recognized during the quarter ended June 30, 1999 was due primarily to utilization of net operating loss carryforwards and the release of a deferred tax valuation allowance in that period. Prior to June 30, 1999, due to our history of losses, we did not recognize any tax benefits for net operating losses or research and development tax credits. In the quarter ended June 30, 1999, we determined that it was more likely than not that we would be able to use the tax benefits in future periods. As a result, we realized a tax benefit of $1.4 million in the quarter ended June 30, 1999, which created a corresponding increase in net income in that period.

RESULTS OF OPERATIONS

     The following table summarizes our operating results as a percentage of net revenues for each of the periods shown.


                                                                     SIX MONTHS
                                              YEAR ENDED               ENDED
                                             DECEMBER 31,             JUNE 30,
                                       ------------------------    --------------
                                        1996     1997     1998     1998     1999
  Net revenues.......................   100.0%   100.0%   100.0%   100.0%   100.0%
  Cost of revenues...................    93.0     43.1     44.0     45.2     36.7
                                       ------    -----    -----    -----    -----
     Gross margin....................     7.0     56.9     56.0     54.8     63.3
  Operating expenses:
     Research and development........   136.4     41.4     23.9     27.9     33.1
     Selling and marketing...........   142.2     23.5     12.5     17.5     13.9
     General and administrative......   125.9     28.3     13.9     13.7      8.6
     Amortization of intangible
       assets........................      --       --      0.4       --      0.7
     Amortization of stock-based
       compensation..................      --       --      0.3       --      2.7
                                       ------    -----    -----    -----    -----
          Total operating expenses...   404.5     93.2     51.0     59.1     59.0
                                       ------    -----    -----    -----    -----
  Operating income (loss)............  (397.6)   (36.3)     5.0     (4.3)     4.3
  Interest expense...................      --      4.5      2.2      3.1      1.9
                                       ------    -----    -----    -----    -----
  Income (loss) before income
     taxes...........................  (397.6)   (40.8)     2.8     (7.4)     2.4
  Income tax provision (benefit).....      --       --      0.2       --     (9.4)
                                       ------    -----    -----    -----    -----
  Net income (loss)..................  (397.6)%  (40.8)%    2.6%    (7.4)%   11.8%
                                       ======    =====    =====    =====    =====

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1998 AND 1999


     Net revenues. Net revenues increased $11.1 million, or 290%, to $14.9 million in the first six months of 1999 from $3.8 million in the first six months of 1998. The substantial majority of the increase was due to an increase in sales of SBus host bus adapters. To a lesser extent, the increase in net revenues was due to an increase in sales of PCI host bus adapters. The increase in revenues also reflects the growth in the market for fibre channel products and the increased market acceptance of our products. In the six months ended June 30, 1999, our top five customers accounted for 66% of net revenues, compared to 66% of net revenues for the top five customers in the six months ended June 30, 1998. Sales to customers outside of the United States accounted for 20% of net revenues in the first six months of 1999 compared to 5% of net revenues in the first six months of 1998.



     Gross margin. Gross margin increased $7.4 million, or 351%, to $9.5 million in the first six months of 1999 from $2.1 million in the first six months of 1998. Gross margin as a percentage of net revenues increased to 63.3% in 1999 from 54.8% in 1998. The increase was due to lower component and manufacturing costs and the allocation of fixed manufacturing costs over a greater revenue base.



     Research and development. Research and development expenses increased $3.8 million, or 362%, to $4.9 million in the first six months of 1999 from $1.1 million in the first six months of 1998. The increase was due primarily to higher personnel costs of $2,248,000 and contracted services of $341,000, resulting from an increase in the number of personnel in order to staff a higher level of research and development activities and the payment of incentive bonuses in 1999. In addition, equipment purchases and rentals of $149,000 and prototyping expenses increased to complete development of products based on the technology we acquired from Adaptec in November 1998. We also incurred increased research and development expenses related to improvements in our SBus host bus adapters. As a percentage of net revenues, research and development expenses increased to 33.1% in the first six months of 1999 from 27.9% in the first six months of 1998.



     Selling and marketing. Selling and marketing expenses increased $1.4 million, or 210%, to $2.1 million in the first six months of 1999 from $668,000 in the first six months of 1998. The increase was primarily due to higher personnel costs of $972,000, trade shows and promotional items of $308,000, and travel expenses of $92,000 resulting from an increase in the number of sales and marketing personnel and increased trade show participation. Selling and marketing expenses as a percentage of net revenues decreased to 13.9% in the first six months of 1999 from 17.5% in the first six months of 1998 primarily due to the increase in our revenues. Although we anticipate that selling and marketing expenses will increase in absolute dollars in future periods as we hire additional personnel, selling and marketing expenses may decline as a percentage of net revenue to the extent that net revenues increase at a faster rate.



     General and administrative. General and administrative expenses increased $761,000, or 145%, to $1.3 million in the first six months of 1999 from $525,000 in the first six months of 1998. The increase was primarily due to higher personnel costs of $421,000, including $190,000 related to incentive bonuses, and legal and accounting costs of $189,000 resulting from increased business activity. General and administrative expenses as a percentage of net revenues decreased to 8.6% in the first six months of 1999 from 13.7% due to the increase in revenues.

     Amortization of intangible assets. We amortized $110,000 of intangible assets during the six months ended June 30, 1999. There was no amortization of intangible assets during the six months ended June 30, 1998.

     Amortization of stock-based compensation. In connection with the grant of stock options to employees during the six months ended June 30, 1999, we recorded stock-based compensation within stockholders' equity (deficit) of $1.4 million and amortized stock-based compensation of $401,000. There was no amortization of stock-based compensation during the six months ended June 30, 1998.

     Interest expense. Interest expense increased by $171,000 to $289,000 in the first six months of 1999 from $118,000 in the first six months of 1998. The increase resulted from higher intercompany revolver borrowings from Jaycor to finance increased inventory and accounts receivable, reflecting the rapid growth in revenues during that period.


     Income tax provision (benefit). We recognized an income tax benefit of $1.4 million during the six months ended June 30, 1999 due primarily to the utilization of net operating loss carryforwards and the release of a deferred tax valuation allowance. The valuation allowance was released during the period based on management's determination that it became more likely than not that our net deferred tax assets will be realized. This determination was based on JNI's historical operating results, which included the fourth consecutive quarter of pre-tax net income (before non-deductible stock-based compensation), and anticipated future operating results. No income tax provision was recognized in the six months ended June 30, 1998 due to our loss position.


COMPARISON OF YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


     Net revenues. Net revenues increased $9.3 million, or 320%, to $12.2 million in 1998 from $2.9 million in 1997. Net revenues increased $2.5 million in 1997 from $374,000 in 1996. These increases primarily reflect a higher level of sales to our OEM customers resulting from increased market acceptance of fibre channel technology and our products, and, in 1998, the initiation of sales through our distribution channel customers. In the year ended December 31, 1998, our top five customers accounted for approximately 57% of our net revenues, compared to 54% for the top five customers in 1997 and 81% for the top five customers in 1996.



     Gross margin. Gross margin increased $5.2 million, or 314%, to $6.8 million in 1998 from $1.7 million in 1997 due to increased revenues. Gross margin as a percentage of net revenues decreased slightly to 56.0% in 1998 from 56.9% in 1997. Gross margin increased in 1997 from 7.0% of net revenues in 1996 to 56.9% of net revenues in 1997 due to allocating fixed costs over a higher revenue base.



     Research and development. Research and development expenses increased $1.7 million, or 143%, to $2.9 million in 1998, primarily due to expenses related to developing new products and enhancements to existing products. As a percentage of net revenues, research and development expenses decreased to 23.9% in 1998 from 41.4% in 1997. This decrease was primarily attributable to the increase in revenues. Research and development expenses increased $692,000, or 136%, to $1.2 million in 1997 from $510,000 in 1996 due to an increase in engineering personnel.



     Selling and marketing. Selling and marketing expenses increased $845,000, or 124%, to $1.5 million in 1998 from $681,000 in 1997. The increase was primarily due to additional salaries and expenses for marketing and sales personnel. Selling and marketing expenses as a percentage of net revenues decreased to 12.5% in 1998 from 23.5% in 1997 primarily due to the increase in revenues. Selling and marketing expenses increased $149,000, or 28.0%, to $681,000 in 1997 from $532,000 in 1996 due to an increase in personnel.



     General and administrative. General and administrative expenses increased $876,000, or 107%, to $1.7 million in 1998 from $822,000 in 1997. The increase was primarily due to higher personnel costs arising from the addition of new employees. General and administrative expenses as a percentage of net revenues decreased to 8.6% in 1999 from 13.9% in 1998 as a result of an increase in revenues. General and administrative expenses increased from $471,000 in 1996 to $822,000 in 1997 due primarily to higher personnel costs.


     Amortization of intangible assets. We amortized $47,000 of intangible assets during the year ended December 31, 1998. There was no amortization of intangible assets during the years ended December 31, 1997 or 1996.

     Amortization of stock-based compensation. In connection with the grant of stock options to employees during the year ended December 31, 1998, we recorded stock-based compensation within stockholders' equity (deficit) of $1.0 million. We amortized $35,000 of that amount during 1998. There was no amortization of stock-based compensation during the years ended December 31, 1997 or 1996.

     Interest expense. Interest expense increased by $135,000, or 104%, to $265,000 in 1998 from $130,000 in 1997. The increase resulted from higher intercompany revolver borrowings from Jaycor to finance increased accounts receivable and inventory to support the increased level of sales. Prior to January 30, 1997, we were a division of Jaycor and, as such, recorded no separate interest expense.

     Income tax provision (benefit). In 1998, we recorded an income tax provision of $27,000 which represented a current tax liability for alternative minimum taxes. Due to our history of losses, our regular tax liability was offset by net operating loss carryforwards for which no benefit had previously been recognized. No income tax provision was recognized in 1996 or 1997 due to our loss position.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited quarterly operating information for each of the six quarters ending with the quarter ended June 30, 1999. This data has been prepared on the same basis as the audited financial statements contained elsewhere in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the information for the periods presented. This information should be read in conjunction with the financial statements and notes thereto. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.


                                                                              THREE MONTHS ENDED
                                                       ----------------------------------------------------------------
                                                       MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                                         1998       1998       1998        1998       1999       1999
                                                                                (IN THOUSANDS)
  Net revenues.......................................   $1,454     $2,372     $3,103      $5,260     $6,363    $ 8,549
  Cost of revenues...................................      673      1,057      1,379       2,252      2,287      3,166
                                                        ------     ------     ------      ------     ------    -------
     Gross margin....................................      781      1,315      1,724       3,008      4,076      5,383
  Operating expenses:
     Research and development........................      438        631        751       1,099      2,182      2,756
     Selling and marketing...........................      252        416        385         473        936      1,137
     General and administrative......................      251        274        396         777        674        612
     Amortization of intangible assets...............       --         --         --          47         55         55
     Amortization of stock-based compensation........       --         --         --          35        163        238
                                                        ------     ------     ------      ------     ------    -------
          Total operating expenses...................      941      1,321      1,532       2,431      4,010      4,798
                                                        ------     ------     ------      ------     ------    -------
  Operating income (loss)............................     (160)        (6)       192         577         66        585
  Interest expense...................................       44         74         77          70        133        156
                                                        ------     ------     ------      ------     ------    -------
  Income (loss) before income taxes..................     (204)       (80)       115         507        (67)       429
  Income tax provision (benefit).....................       --         --         --          27          8     (1,413)
                                                        ------     ------     ------      ------     ------    -------
  Net income (loss)..................................   $ (204)    $  (80)    $  115      $  480     $  (75)   $ 1,842
                                                        ======     ======     ======      ======     ======    =======



                                                                              THREE MONTHS ENDED
                                                       -----------------------------------------------------------------
                                                       MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,    JUNE 30,
                                                         1998       1998       1998        1998       1999        1999
                                                                       (AS A PERCENTAGE OF NET REVENUES)
  Net revenues.......................................   100.0%     100.0%      100.0%     100.0%     100.0%      100.0%
  Cost of revenues...................................    46.3       44.6        44.4       42.8       35.9        37.0
                                                        -----      -----       -----      -----      -----       -----
     Gross margin....................................    53.7       55.4        55.6       57.2       64.1        63.0
  Operating expenses:
     Research and development........................    30.1       26.6        24.2       20.9       34.3        32.2
     Selling and marketing...........................    17.3       17.5        12.4        9.0       14.7        13.3
     General and administrative......................    17.3       11.6        12.8       14.7       10.6         7.2
     Amortization of intangible assets...............      --         --          --        0.9        0.9         0.7
     Amortization of stock-based compensation........      --         --          --        0.7        2.6         2.8
                                                        -----      -----       -----      -----      -----       -----
          Total operating expenses...................    64.7       55.7        49.4       46.2       63.1        56.2
                                                        -----      -----       -----      -----      -----       -----
  Operating income (loss)............................   (11.0)      (0.3)        6.2       11.0        1.0         6.8
  Interest expense...................................     3.0        3.1         2.5        1.3        2.1         1.8
                                                        -----      -----       -----      -----      -----       -----
  Income (loss) before income taxes..................   (14.0)      (3.4)        3.7        9.7       (1.1)        5.0
  Income tax provision (benefit).....................      --         --          --        0.6        0.1       (16.5)
                                                        -----      -----       -----      -----      -----       -----
  Net income (loss)..................................   (14.0)%     (3.4)%       3.7%       9.1%      (1.2)%      21.6%
                                                        =====      =====       =====      =====      =====       =====

     Quarterly revenues have steadily increased over the past six quarters due to new product introductions, a growing number of OEM customers that launched fibre channel systems incorporating our products and technology and increased end-user demand for fibre channel solutions. The upward trend in revenues is substantially the result of growing sales of our SBus host bus adapter products and, to a lesser extent, an increase in the sales of our PCI host bus adapter products in late 1998 and 1999. Gross margins in absolute dollars have gradually increased due to lower component and manufacturing costs as well as the allocation of fixed overhead over a greater revenue base which was partially offset by slightly declining average selling prices. Gross margin as a percentage of net revenues declined slightly in the quarter ended June 30, 1999 due to increased sales of our PCI host bus adapter products which generally have lower gross margins than our SBus host bus adapter products. Research and development expenses have generally increased as a result of our increased investment in product development. Research and development expenses increased significantly in the first half of 1999 principally due to our acquisition of Adaptec's fibre channel products and technology. Selling and marketing and general and administrative expenses in absolute dollar terms have generally increased to support our growth in revenues. As a percentage of revenues, however, these expenses have generally declined as a result of allocating these expenses over an increasing revenue base.


     Our quarterly results are likely to vary due to a number of factors such as demand for our products, the size and timing of significant orders, introduction of new products by us and by our competitors, the relatively long sales and deployment cycles for our products, changes in our operating expenses, changes in costs or availability of materials and a variety of other factors discussed in "Risk Factors" and elsewhere in this prospectus.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, borrowings from Jaycor, Inc., a wholly-owned subsidiary of our parent corporation Jaymark, Inc., have been our principal source of working capital.


     During the six months ended June 30, 1999, cash used in operating activities was $458,000, compared to $42,000 in the first six months of 1998. The increase in cash utilized reflects the increased working capital required to fund expanding operations and increases in inventories and accounts receivable. In 1998, cash provided by operating activities was $751,000. In 1997, cash used in operating activities was $1.7 million, and in 1996 cash used in operating activities was $1.6 million. Cash used in operations in these periods primarily reflects our net losses.



     Net cash used in investing activities was $1.4 million in the six months ended June 30, 1999, $112,000 in the six months ended June 30, 1998, $1.6 million in 1998, $219,000 in 1997 and $50,000 in 1996 and consisted solely of capital expenditures. These expenditures reflect our investments in computer equipment, software development tools and facilities which were required to support our business expansion.



     Net cash provided by financing activities was $1.9 million in the six months ended June 30, 1999, $154,000 in the six months ended June 30, 1998, $846,000 in 1998, $1.9 million in 1997 and $1.7 million in 1996, all of which was provided by advances from Jaycor. Prior to February 1997, we were a division of Jaycor. During that period, it is assumed that the cash used by us was funded by a Jaycor investment. Changes in stockholders' equity represent Jaycor's contribution after giving effect to the net operating cash used by us and amounts necessary to fund our operations prior to incorporation.



     We had no cash and cash equivalents at June 30, 1999. Working capital increased to $(379,000) at June 30, 1999 from $(1.8) million at December 31, 1998.

     On February 1, 1997, we entered into a revolving loan agreement with Jaycor whereby we agreed to consent to borrow and/or lend sums to each other as needed from time to time in the ordinary course of business. We have never loaned money to Jaycor under this agreement, and we do not intend to lend to Jaycor in the future. Under the terms of the agreement, the advances bear interest at Jaycor's incremental cost of borrowing (13.5% as of June 30, 1999). Advances under the agreement are due on demand, and if no demand is made, within ten years of the date of such advance. At June 30, 1999, we owed Jaycor $5.2 million for advances made under this agreement. JNI intends to repay all advances under this agreement with proceeds from the offering, and we anticipate that we will terminate this facility promptly after such repayment.


     We believe that the proceeds from this offering, together with the cash flows from operations, will be sufficient to meet our working capital needs at least through the next 12 months, although we could be required, or could elect, to seek additional funding prior to that time. Our future capital requirements will depend on many factors, including the rate of revenue growth, the timing and extent of spending to support product development efforts and expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of our products. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms, or at all.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued. This statement will be effective for us on January 1, 2001. SFAS 133 requires certain accounting and reporting standards for derivative financial instruments and hedging activities. Under SFAS 133, all derivatives must be recognized as assets and liabilities and measured at fair value. We have not determined the impact of the adoption of this new accounting standard on our financial statements.

THE YEAR 2000 ISSUE

     An unknown number of existing computer systems, software applications and other non-IT control devices use only two digits to identify the year of a date variable. Considering the impact of the upcoming change in the century, such systems, applications and devices could fail or create erroneous results unless corrected so that they can process data related to the year 2000 and beyond. We rely on our systems, applications and devices in operating and monitoring all major aspects of its business, including financial systems, customer services, infrastructure, embedded computer chips, networks and telecommunications equipment and products. We have initially assessed how we may be impacted by Year 2000 and have commenced implementation of a detailed plan to address certain aspects of the Year 2000 problem. The potential impacts to us identified by the plan include internal information technology, or IT, systems, internal non-IT systems, our products and the readiness of significant third parties with which we have material relationships.

     INTERNAL IT SYSTEMS

     We have formed a Year 2000 task force that oversees the Year 2000 readiness activities with representatives from engineering, manufacturing, sales and IT departments. The Year 2000 task force has executive sponsorship and will be periodically reporting status to management. The Year 2000 task force is charged with raising awareness throughout JNI, identifying critical IT business components that use date variables, developing and monitoring plans to bring non-compliant applications and infrastructure into compliance and identifying and resolving high-risk Year 2000 issues.

     We are addressing Year 2000 issues in a phased approach comprised of the following steps: (1) assessment; (2) replacement; (3) testing; and (4) contingency planning. The assessment phase consists of taking an inventory of internal IT and non-IT systems and assessing risk, identifying potential solutions and estimating repair or replacement costs. The replacement phase consists of replacing non-compliant components with manufacturer Year 2000 certified upgrades or replacement with competitive manufacturer Year 2000 certified components. The third phase, testing, includes identifying critical components to test, designing comprehensive tests for each, performing the tests and taking corrective actions. The last phase, contingency planning, involves strategies for dealing with failures in any mission critical component.

     We have completed assessment efforts for our critical information systems and are on schedule for a November 1, 1999 completion of the replacement phase. The testing phase is scheduled for completion on December 1, 1999. Contingency planning is scheduled for completion November 1, 1999. Non-critical IT components are in the testing phase.

     INTERNAL NON-IT SYSTEMS

     Our non-IT systems include, but are not limited to, those systems that are not commonly thought of as IT systems, such as telephone and voice mail systems, building security systems and environmental systems. We have completed the replacement phase for our internal non-IT systems and are on schedule for completion of our testing phase by December 1, 1999.

     PRODUCTS


     Our products include host bus adapters, ASICs and software. We have completed an assessment of our products and has determined that they do not contain specific date variables that would be impacted by the change in the century.


     MATERIAL THIRD-PARTY RELATIONSHIPS

     Our third-party relationships include key suppliers, contract manufacturers and OEM and distribution channel customers. We have reviewed the Year 2000 readiness disclosure of our key ASIC supplier and contract manufacturers, which indicates in each case that such party either is Year 2000 compliant or that such party has made substantial progress in addressing Year 2000 issues. We are in the process of contacting other parties with whom we have material relationships to obtain compliance statements and perform assessments of their state of readiness for Year 2000. The assessment and interview phase is on schedule for completion by December 1, 1999, with contingency plans scheduled for finalization by November 1, 1999.

     COSTS

     We currently estimate that the costs associated with the Year 2000 should not have a material adverse effect on our operating results or financial position in any given year. Historical amounts spent on assessment, planning, preparation and implementation have not been material to the operating results and are part of the normal IT budget for fiscal 1999 and 2000.

     RISKS

     We believe our greatest risks related to the Year 2000 issue involve our relationships with our critical third party suppliers and service providers. Potential impacts include an interrupted product flow from critical suppliers due to their Year 2000 interruptions and potential infrastructure collapse due to interruptions in public utilities, electricity or telecommunications. Any of the foregoing risks, as well as the fruition of a combination of lesser risks, could adversely impact our financial condition and operations. We are formulating contingency plans to mitigate or reduce these risks and to address each area of our Year 2000 compliance plan, and we are on schedule for completion by November 1, 1999. However, because the third party service providers are not controlled by us, it is possible that the Year 2000 will have a material adverse impact on our business, financial condition or operating results.

ISSUES RELATED TO THE EUROPEAN MONETARY CONVERSION


     On January 1, 1999, certain member states of the European Economic Community, fixed their respective currencies to a new currency, the Euro. On that day, the Euro became a functional legal currency within these countries. During the three years beginning on January 1, 1999, business in these EEC member states will be conducted in both the existing national currency, such as the Netherlands guilder, French franc or Deutsche mark, and the Euro. Companies operating in or conducting business in EEC member states will need to ensure that their financial and other software systems are capable of processing transactions and properly handling the existing currencies, as well as the Euro. We are still assessing the impact that the Euro will have on our internal systems and products. While we believe our enterprise-wide financial and manufacturing information system will be Euro compliant, we have not tested this system. We have not determined the costs related to any problems that may arise in the future. Any such problems may materially adversely affect our business, operating results or financial condition.


QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

     We have no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

                                    BUSINESS

INDUSTRY BACKGROUND

     GROWTH AND MANAGEMENT OF DATA


     In today's information-based economy, a company's information and databases are central to the value of the enterprise. The volume of business-critical data generated, processed, stored and manipulated has grown dramatically over the last decade, and managing the increase in data is one of the most important challenges for organizations. International Data Corporation, an independent industry research company, estimates that the amount of stored networked data grew from 750 terabytes in 1994 to 10,500 terabytes in 1998, and that it will increase to 420,000 terabytes in 2002. The dramatic increase in stored data is the result of a variety of factors, including:


     - the development of Web-based business operations and e-commerce;

     - high volume database access and transaction processing;

     - data warehousing and data mining of large databases;

     - data replication services;

     - digital video storage, transmission and editing; and

     - business and scientific computing.

     As a result, enterprises face heightened requirements for data storage solutions that offer:

     - improved access to shared data;

     - efficient management of shared data;

     - disaster tolerance and recovery;

     - reduced costs of ownership;

     - increased connectivity capabilities;

     - higher performance; and

     - greater reliability.


     Today's enterprises generally access, share and manage the rapidly expanding volume of data utilizing two major data communication technologies: local area network and input/output. Local area network technologies enable communications among servers and client computers, while input/output technologies enable communication between servers and their attached high-speed peripherals, such as storage devices. The servers and storage devices in traditional architectures communicate using an input/output interface protocol known as small computer systems interface, or SCSI. The SCSI protocol is based on the concept of a single server transferring data in a serial manner to a limited number of disk drives. While SCSI has achieved wide acceptance, it has several limitations, such as short transport distance, lack of reliability and support for a limited number of connections, which have restricted the capabilities of traditional network storage architectures.



     The traditional network storage architectures are commonly referred to as local backup and network attached storage. In the widely-deployed local backup architecture, each network server is linked to a limited number of storage systems in close proximity using SCSI technologies. In the network attached storage architecture, stored data can be accessed over the local area network because the storage device is connected directly to the local area network by a dedicated storage server. Due to the significant volume of data being stored in today's business environment, however, both of these architectures have become increasingly costly to maintain and expand because their reliance on "tethered" storage devices makes them hardware intensive. The following diagram illustrates the traditional architectures used to manage data storage and access:

                     [Diagram of Traditional Architecture]

     The traditional architectures can provide acceptable performance in smaller enterprises and even in larger organizations when a single server runs the complete application. Over the past few years, however, the explosive growth of networked computers has led to the distribution of applications over hundreds or even thousands of servers. This trend, in combination with the growth in stored data, has highlighted a number of significant problems for enterprises using the traditional architectures:

     - Scalability. To increase the amount of storage capacity without degrading network performance, a business using a traditional architecture will generally increase the number of servers on the network as well as the number of storage devices. Further, these architectures necessitate the replication of data in multiple locations to eliminate bottlenecks, thus increasing the cost of storing data.

     - Availability. Because access to each storage device is controlled by a single server in traditional architectures, data can become inaccessible if the server goes down. Further, because the server must process all requests for data in the storage device, the traditional model drains server processing power and increases latency for network users which results in degraded overall network performance.


     - Speed and Distance. To achieve higher transmission speeds in traditional architectures, the distance between storage devices and servers must be limited to less than 12 meters. This close proximity increases network configuration complexity and exposure to data loss in disaster situations. Furthermore, in traditional architectures, data transmission to or from the storage device to the client requesting the data must pass through the SCSI connection, the server and the network. Because the SCSI connection is typically much slower than the local area network, the traditional architecture creates a bottleneck at the server which degrades network performance and lengthens backup times.

     - Manageability. Businesses that use traditional architectures must rely on network servers to provide performance, configuration, accounting, fault and security management of the SCSI connection and the stored data. This decentralized management approach increases the costs of operating a network and limits the ability to improve performance, ensure data security and enable highly available data access.

As a result, the traditional architectures do not adequately support the increasing requirements of today's data-intensive enterprises.

     FIBRE CHANNEL TECHNOLOGY


     In response to the demand for high-speed and high-reliability storage-to-server and server-to-server connectivity, the Fibre Channel interconnect protocol was developed in the early 1990s and received the American National Standards Institute approval in 1994. Fibre Channel is an open, efficient transport system supporting multiple protocols using Fibre Channel guaranteed delivery services. Fibre Channel represents an integration of channels and networks with active, intelligent communication among devices. Fibre Channel technology has the following capabilities:


     - Performance capability of over four gigabits/second;

     - Support for distances up to 10 km without loss of speed;

     - Serial transmission with small physical hardware;

     - Scalable network configurations;

     - Reliable data transmission capable of guarantee through multiple classes of service;

     - Interoperability with standard components;

     - Support for multiple cost/performance levels, from small systems to supercomputers; and

     - Ability to carry multiple existing interface data protocols, including Internet Protocol, SCSI and audio/video.


As a result of its broad range of features, many industry analysts consider Fibre Channel to be the most reliable, scalable, gigabit communications technology available today. Since its introduction, Fibre Channel has earned increasing acceptance from industry and independent testing laboratories. IDC forecasts that the market for products based on Fibre Channel technology will exceed $23.0 billion within three years. Fibre Channel technology can be implemented in a wide variety of applications, including computer clustering, networking, digital video transmission and editing and storage access. To date, the most widely accepted and deployed application for fibre channel technology has been in SANs.


     STORAGE AREA NETWORKS


     A storage area network is a network of servers and data storage devices which interconnects servers and storage devices at gigabit speeds. Fibre Channel is the critical enabling technology that has made implementation of a SAN possible. Businesses are investing in SANs because they have found that establishing a separate network for storage takes data movement off the local area network thereby freeing up network resources and reducing the impact on network users. SANs provide an open, extensible platform for storage access in data intensive environments like those used for data warehousing, storage management and server clustering applications. Equally important, SANs can be significantly less expensive to maintain and expand than traditional storage architectures because they enable shared, high-speed access to stored data which can significantly reduce data replication. The following diagram shows the basic structure of the SAN in relation to the local area network:


                         [Diagram of SAN Architecture]


     SANs provide the following benefits that address the growing challenges facing businesses using data-intensive, mission-critical applications:



     - Scalability. By combining networking models with advanced server performance and mass storage capacity, a SAN eliminates the bandwidth bottlenecks and scalability limitations imposed by traditional storage architectures. Because Fibre Channel supports multiple topologies, SANs can support up to 126 devices in simple configurations and up to 16 million devices in the most complex configurations. The network architecture reduces the need to replicate data because all servers can share access to each storage device.



     - Availability. SANs enable businesses to eliminate the bottlenecks inherent in the traditional architectures and to reduce the dependence on a single server to access each storage device. Because SANs use Fibre Channel technology and a networked approach, SANs can be designed with multiple fail-overs to provide more reliable connections and thereby assure availability of data in spite of failures of individual links or components of the system.



     - Speed and Distance. By using Fibre Channel technology, SANs support large data block transfers at gigabit speeds and are therefore very effective for data transfers between storage systems and servers. Fibre Channel has demonstrated transmission speeds of up to two gigabits per second and is designed to scale to significantly higher speeds. Additionally, Fibre Channel supports a transmission distance of up to 10 kilometers without loss of speed, which simplifies network configuration and significantly reduces susceptibility to environmental disaster.



     - Manageability. Fibre Channel facilitates the use of network management software for monitoring and control. Thus, network administrators are able to more closely monitor storage systems, giving them the control to group storage devices into logical unit numbers, distribute data loading more evenly across peripherals and reroute traffic under error conditions. Fibre Channel hardware can be configured to offer several levels of reliability which increases the security and accessibility of stored data.


     - Flexibility. SANs provide high-speed connectivity for data-intensive applications across multiple operating systems, including UNIX, Mac OS and Windows NT. SANs apply the distributed computing model to computer storage systems and servers and take advantage of the inherent benefits of a networked approach. SANs can be configured in multiple topologies, and the various topologies contribute to the flexibility of the SAN to solve storage management issues by offering enterprises alternatives in cost and scale. The most commonly used topology in currently deployed SANs is the arbitrated loop, or FC-AL, because it offers most of the benefits of a SAN at a lower cost than the most complex topology. The switched topology, or FC-SW, is the most complex and provides the most aggregate throughput as it allows for multiple data transmissions to occur simultaneously.



The SAN environment complements the ongoing advancements in local area network technologies by extending the benefits of improved performance and capabilities from the client local area network through to servers and storage.



     COMPONENTS OF A SAN



     Virtually all SANs use several basic components to make up the network, including the following:


     - servers and management software;

     - storage devices and fibre channel disc controllers;

     - switches, hubs and fibre channel to SCSI bridges;


     - host bus adapters; and


     - copper or fiber optic cables.


     Regardless of topology, each server connects to a SAN through host bus adapters, which are electronic circuit cards that fit standard sockets on computer motherboards and enable high-speed data transfer. A host bus adapter connects the server to other devices on a SAN via cables. The cables connect the host bus adapter either directly to the Fibre Channel disc controller which is installed in the storage device or to a hub or a switch.



     A host bus adapter is one of the most critical and complex devices on the SAN. A host bus adapter provides the necessary bridge between a SAN and a computer bus, which is an internal communication pathway between the central processing unit and internal memory or peripheral devices. By leveraging the advantages of Fibre Channel, a single host bus adapter can handle a multitude of tasks that previously required distinct host bus adapters for each protocol. Host bus adapters are typically classified by (a) bus architecture, (b) computer operating system and (c) topology. Each host bus adapter product is designed to support a particular bus architecture, typically either the Sun Microsystems SBus architecture or the Peripheral Component Interconnect, or PCI, bus architecture. Because Fibre Channel host bus adapter functions are regulated by software, each host bus adapter must include software designed to work with the particular operating system being used by the server/storage solution. These systems include all types of UNIX as well as Windows NT, Mac OS and mainframe systems. Host bus adapters are therefore designed to work with one or more operating systems and one or more Fibre Channel topologies. IDC projects that the annual market for Fibre Channel host bus adapters will grow from $269 million in 1999 to over $1.6 billion by 2002.

     The core technology of host bus adapter and other components of a SAN is embodied in application specific integrated circuits, or ASICs, that perform the most complex functions, and software that enables the integration and management of the SAN equipment. ASIC development is a lengthy and costly process that requires significant technical expertise and resources. Likewise, developing software to work with and manage SAN components involves an extensive design effort. This effort is compounded by the need to test and debug software code for each fibre channel product and ensure compliance with several distinct operating platforms. These technological barriers to entry create a significant market opportunity for companies that have developed and deployed Fibre Channel-based products, particularly host bus adapters, that utilize proprietary ASICs and software designed to work in the emerging SAN environment.


THE JNI SOLUTION


     We are a leading developer and manufacturer of Fibre Channel hardware and software products that form critical elements of SANs. We developed some of the first commercially available Fibre Channel-based products and focus our efforts exclusively on the fibre channel market. Because of our early and continuous focus on developing technology and products based on the Fibre Channel standard, we have successfully developed a broad line of host bus adapters, ASICs and software that provide increased bandwidth for data communication, increased distance for high speed data transmission, guaranteed data delivery and scalability to large numbers of network connections. Our proprietary ASICs have been designed to work in the most demanding, high-end enterprise applications and are particularly effective in switched environments. We believe that we offer the broadest range of Fibre Channel host bus adapters in the SAN industry. Our proprietary configuration and driver software incorporates advanced features that significantly enhance and simplify SAN device integration and management. As a result of our advanced technology and broad product offering, we are able to deliver the following benefits to our customers and end-users:



     - Manageability. Our software can help eliminate configuration errors, which are the most common cause of SAN failure. Our EZFibre SAN management software is a powerful and easy-to-use tool for configuring and managing a SAN and its components. EZFibre's point and click interface and helpful diagnostic tools give the user an intuitive and effective way to manage JNI products in SANs of all sizes.



     - Flexibility. Our products can be used with both PCI and SBus interfaces, work with all SAN topologies and interoperate with a wide variety of operating systems and computer platforms, including Windows NT, UNIX, Linux, Mac OS and others. In addition to SANs, customers have deployed our products for use with digital graphics, video networks and non-linear digital editing systems for the advertising, broadcast and entertainment industries as well as for high speed data processing applications in a variety of industries, including Internet service providers.



     - Performance. Our ASIC technology enables an extraordinarily high performance connection to the SAN. We believe that our products deliver exceptional price/performance, regardless of scale or configuration. We are the first in the industry to demonstrate products capable of sustained 2 gigabit per second Fibre Channel transmissions. We also believe that our ASICs provide the lowest latency available in the most complex, switched SANs.

     - Scalability. Our ASIC and host bus adapter architectures provide high performance in simple, cost-sensitive SAN configurations, but they are capable of scaling to switched, multi-terabyte enterprise solutions. Our products include both workgroup class solutions and enterprise solutions that can support the full range of connectivity enabled by the Fibre Channel standard. Using our products, customers can seamlessly add storage to a SAN while it is operating, and they can easily migrate from simple to complex topologies to support larger networks.



     - Availability. JNI products are installed in some of the most demanding business environments, and our customers typically have extremely low tolerance for system downtime. We conduct extensive testing with complex simulations of user configurations to help ensure that our products will not cause any data loss, data interruption, SAN crashes or lockups and that our products can withstand most failures or interruptions in other parts of the system.



     - Quality. We design, manufacture and test our products to meet high standards for quality. During the product design process, each component is qualified by testing to provide the necessary performance over ranges of environmental conditions that more extreme than what our customers will encounter in normal use. Our latest ASIC technology has reduced the number of parts on our host bus adapters, which improves quality by simplifying data/error checking.



     - Customization. We work closely with our OEM customers to tailor our products to meet the customer's specific requirements. For UNIX applications in enterprise level SANs, many of our OEM customers require customized driver software to optimize performance with their products. We have modified drivers to provide the required level of optimization without sacrificing performance or robustness. We believe that our capability to easily customize our software to meet customer needs will be an important factor in increasing acceptance of our products in the marketplace.


THE JNI STRATEGY


     Our objective is to become the market leader in high-speed Fibre Channel connectivity products for SANs and other applications by providing a family of integrated host bus adapter, ASIC and software products that exceed competitive offerings in features, flexibility and price/performance. The key elements of our strategy are highlighted below:



     Focus exclusively on Fibre Channel. We base all of our products on Fibre Channel technology. We plan to enhance our presence in the SAN market by focusing all of our resources on developing, marketing and supplying superior Fibre Channel connectivity products. By focusing entirely on the design and development of Fibre Channel products, we believe that we can enhance our existing products and develop new products for SANs and other applications rapidly and efficiently. We believe that our focus will provide us with a competitive advantage in developing Fibre Channel products for complementary applications as the markets for such applications develop.



     Expand penetration of existing OEM customers and leverage multiple distribution channels. We are focused on product sales to new customers and on extending our product penetration within our existing OEM customer base. Once a customer buys our product for one system in the SAN, our strategy is to then offer complementary products. By integrating additional JNI products, a customer can obtain the increased benefits of our product breadth by simplifying SAN configuration using common device drivers, management utilities and vendor support. We intend to increase our reseller programs to complement our distribution channels. To complement and support our domestic and international reseller and OEM channels, we intend to increase our worldwide field sales force.


     Leverage Fibre Channel technology and quality leadership. Our technological leadership is based on our proprietary ASIC, software and high-frequency circuit designs. We intend to continue to invest our engineering resources in ASIC and software development and provide leading technologies to increase the performance and functionality of our products. We believe that early technology and product leadership can translate into market leadership. We also recognize that product quality is an indispensable condition of competitiveness, and we are focused on continuously improving product quality, delivery, performance and service. We have taken steps to obtain ISO9002 certification in early 2000 and intend to obtain ISO9001 certification by the end of 2000.


     Provide customer-driven product functionality and high quality customer support. We seek to enhance customer satisfaction and build customer loyalty through the quality of our service and support. In addition, we are committed to providing customer-driven product functionality through feedback from key prospects, consultants, distribution channel and OEM customers and customer surveys. We intend to continue to enhance the ease of use of our products and invest in additional support services by increasing staffing and adding new programs for our OEM and distribution channel customers.


     Promote the JNI brand. We plan to continue building awareness of the JNI brand in order to position ourselves as a leading provider of high-performance Fibre Channel connectivity products for high-end, enterprise-level business applications. We believe an established brand will become increasingly important as our distribution channels expand to include resellers. To promote our brand, we plan to increase our investments in a range of marketing programs, including trade show participation, advertising in print publications, direct marketing, public relations and Web-based marketing.



     Establish and maintain strategic alliances and pursue acquisitions. We intend to continue working closely with leaders in the storage, networking and computing industries to develop new and enhanced Fibre Channel products. We believe that establishing strategic relationships with technology partners is essential to facilitate the efficient and reliable integration of our products into SANs. To this end, we have formed strategic relationships and industry alliances with leading technology companies, including Ancor Communications, Brocade Communications, Crossroads Systems, Gadzoox Networks and McData. We also intend to pursue joint ventures, licensing and acquisition strategies to meet these goals. We believe that the emerging SAN industry will present numerous opportunities to employ an acquisition or partnering strategy with key software and hardware companies.


PRODUCTS


     We believe we offer high quality Fibre Channel products with a superior price/performance profile. Our products include a comprehensive suite of host bus adapters, ASICs and software.


     HOST BUS ADAPTERS


     We design, manufacture and sell a suite of Fibre Channel host bus adapters and related device driver software. A host bus adapter is an electronic circuit card that fits standard sockets on motherboards for servers, workstations, disk arrays and other SAN devices and enables high-speed data transfer within the SAN. Communication between the host bus adapter and the operating system is regulated by device driver software which is included with the host bus adapter. In addition to communication, the device driver software provides a high-reliability data path from a user's application in a SAN. Working in conjunction with our device driver software, our host bus adapters can be used with both the SBus and the PCI interface, work with all SAN topologies and interoperate with a wide variety of operating systems, making our host bus adapter capabilities the broadest currently available. Because of the high level of reliability of our device driver software and the functionality of our host bus adapters, we have been certified as a designated supplier by leading storage OEMs, including Compaq, Data General, EMC, Fujitsu, Hitachi, McData and MTI. Our host bus adapter list prices range from $745 to $4,075.



     We commenced volume production of host bus adapters in 1996 with our FibreStar line of host bus adapters designed for the SBus interface, and we are currently the leading independent supplier of host bus adapters for the Sun Solaris operating system. In late 1998, we obtained our initial certification from an OEM customer for our host bus adapters for the PCI interface. In 1999, we introduced our lower cost Emerald-based host bus adapter for the PCI interface based on Fibre Channel products and technology acquired from Adaptec. The new Emerald-based host bus adapters for the PCI interface also offer significantly improved performance and flexibility and include device driver software for Solaris and other UNIX variants, Windows NT, Mac OS and NetWare. The following tables provide information about our current offering of host bus adapters:


WORKGROUP SOLUTIONS


           PRODUCT             FEATURES                           TARGET MARKETS
FIBRESTAR HIGH-PERFORMANCE    - Next generation PCI technology
       PCI ADAPTERS           - High-performance in all          High-volume PC servers &
                                configurations                   applications, entry level SANs,
                              - Includes EZFibre management      price/performance sensitive
                                utility                          customers
                              - Emerald-based architecture
                              - 32-bit and 64-bit PCI
                                connections
---------------------------------------------------------------
   FIBRESTAR 32-BIT PCI       - Single interface for network
          ADAPTER               and storage applications
                              - Compatibility with SBus
                                products
---------------------------------------------------------------
  FIBRESTAR 2-GIGABIT PCI     - Industry's first 2-Gigabit
          ADAPTER               fibre channel adapter
                              - Enabling 2-Gigabit OEM products
 -------------------------------------------------------------------------------------------------

ENTERPRISE SOLUTIONS


           PRODUCT            FEATURES                           TARGET MARKETS
   FIBRESTAR SBUS ADAPTER     - Designed for mission critical    Critical database applications,
                                applications                     data warehousing, data mining
                              - Highly efficient architecture
                              - High-performance SBus
                                connectivity in all SAN
                                configurations
 -------------------------------------------------------------------------------------------------


     ASICS


     We incorporate our Emerald Fibre Channel controller ASICs into our latest generation of host bus adapters and sell them to OEMs for products such as SAN controllers for disk arrays, tape libraries and other SAN devices. In addition, we sell our ASICs to OEMs who in turn incorporate them into the motherboards of enterprise and department servers. Commercially available versions of the Emerald transmit data at 1 gigabit per second, and we have recently introduced versions capable of sustained 2 gigabit per second transmission speeds, which is the highest speed demonstrated in the industry. Adaptec developed the original architecture of the Emerald in a three year research and development program. We acquired all of the technology related to the Emerald architecture from Adaptec in November 1998. With enhancements we have implemented since the acquisition, the reliability and the performance of the Emerald have been substantially improved, and we are developing enhanced ASICs based on the Emerald architecture. In addition to the circuits required for Fibre Channel data formatting and control, the Emerald ASIC incorporates a PCI interface circuit, leading to cost effective host bus adapter products.


        PRODUCT                   FEATURES                 TARGET MARKETS
  EMERALD-III            - High-performance PCI
                           interface
                         - 1- or 2-Gigabit interface
-----------------------                               Tape/disk storage system
  EMERALD-IV*            - Increased performance       controller, board level
                         - 1- or 2-Gigabit interface          products
                         - Small footprint for
                           motherboard applications
-------------------------------------------------------------------------------

* Scheduled for commercial availability in the fourth quarter of 1999.

     SOFTWARE


     We offer software solutions designed to simplify SAN configuration and to provide diagnostic and monitoring information to SAN administrators. Introduced in the third quarter of 1999, EZFibre is both sold separately for a list price of $149 and included with our latest generation of Emerald-based host bus adapters. Our EZFibre software is a management and configuration utility for Windows NT that provides the user with an easy to use, graphical view of the host bus adapters and other SAN components attached to the system. EZFibre enables the user to easily configure complex systems that include multiple PCI busses and multiple host bus adapters. EZFibre users can also view information about the fibre channel SAN controllers and SAN devices attached to the system. The SAN administrator can then configure the SAN for use in a multiple operating system environment using the advanced capabilities built into the host bus adapter and the driver software. These capabilities allow partitioning of a SAN for use in a multiple operating system environment and the partitioning of storage resources among different servers that may be running different operating systems all by using the advanced capabilities built into the host bus adapter and the driver software. Storage resources can also be reallocated and repartitioned dynamically without the need to reboot the system. EZFibre also provides a diagnostic utility that can be used to verify the operation of our host bus adapters when installed in a SAN. Interfaces are also provided to allow the host bus adapter management and diagnostic capabilities to be integrated into larger network management packages such as those provided by HP, Legato, Microsoft, Sun and Veritas.



       PRODUCT                  FEATURES                  TARGET MARKETS
  EZFIBRE              - Simplifies SAN
                       installation                 Windows NT-based SANs
                       - Improves manageability
                         and interoperability
                       - Easier scalability
-------------------------------------------------------------------------------


TECHNOLOGY


     We possess a high level of multi-disciplinary technological expertise, which we utilize in designing our products. This expertise includes Fibre Channel technology, core ASIC design, system design, system integration and software development. We believe that our expertise in these technologies provides us with competitive advantages in time-to-market, price/performance, interoperability and product capabilities.



     ASIC design expertise. We employ state-of-the-art ASIC design methodologies to develop high-performance, complex ASICs. Our proprietary Emerald ASIC architecture utilizes an embedded processor with on-board memory to achieve efficient command and data communication. This architecture significantly reduces command processing time to enable complex communication, while maintaining full performance when operating in any SAN topology. Our architecture also allows us to implement significant portions of Fibre Channel protocol in embedded software while keeping higher level functions in the device driver software. As a result of this multi-layered software implementation and reduced geometry CMOS technology, we are able to react quickly as technical standards evolve or new standards are defined. Our expertise in ASIC design has enabled us to offer products capable of sustained 2 gigabit per second transmission speed, which is currently the fastest transmission speed in the Fibre Channel market.


     System Design. We employ computer aided design tools to engineer and design our printed circuit boards. Our system design team has expertise in the containment of high-frequency electromagnetic interference, which is inherent in high-speed networking devices. We have expertise in chassis design, including design for manufacturability, testability, usability, reliability and low cost.


     System Integration. At our principal offices in San Diego, we have established the JNI system integration lab, or SIL, to provide comprehensive functional and system level integration/interoperability testing between our host bus adapters and various computer platforms and Fibre Channel systems. To facilitate expanded market penetration of our products and technology, our integration test methodologies and software are continually evolving to mirror qualification processes used by major SAN suppliers and OEMs. We conduct functionality testing at our SIL in formal, repeatable processes using documented product specifications and features to verify the operation of both our hardware and our software. Our products are tested with departmental and enterprise class servers, including platforms from Compaq, Dell, Sun and others, and from the leading vendors of fibre channel hubs, switches and SAN systems, including Amdahl, Ancor, Brocade, Data General, EMC, Gadzoox, LSI Logic, McData and Vixel. Integration testing at our SIL combines our products with various Fibre Channel SAN components to simulate the most commonly used functional configurations defined by system integrators and major OEMs. The overall goal is to ensure enterprise class performance and interoperability in real world SAN deployments.



     Software. Our team of software developers has extensive experience in developing software for Fibre Channel devices and applications. We have considerable experience in programming to meet the requirements of enterprise level systems running mission-critical applications. Our engineers have experience in developing software for many major operating systems, including Sun Solaris and other UNIX variants, Windows NT, Mac OS and NetWare. Our software implementations support Fibre Channel protocol standards such as FC-AL, SCSI over fibre channel, IP over fibre channel and FC-SW. Our team also possesses expertise in SAN configuration and management as well as graphical user interface software. Our graphical user interface development efforts focus on platform-independent SAN management applications. As of June 30, 1999, our engineering staff included 19 software engineers.



     For a discussion of certain risks applicable to our focus on Fibre Channel technology, please see "Risk Factors -- Because we focus exclusively on Fibre Channel products, our revenues will be limited if Fibre Channel technology does not achieve widespread market acceptance" and "Risk Factors -- In our industry, technology and other standards change rapidly, and we must keep pace with changes to compete successfully."


CUSTOMERS

     We sell our products to OEMs and through distribution channels. The following is a representative list of our key customers since the beginning of 1998:


OEM                                 DISTRIBUTION CHANNEL
Amdahl                              Acal Electronics
AVID                                Bell Microproducts
Chaparral                           Core C EPM
Ciprico                             Daejin Computers
Compaq                              Electronic Data Systems
Consan                              INFO X
Data General                        Mitsui
McData                              Polaris Service
EMC                                 Solectron
Hitachi                             Work Group Solutions
LSI Logic
MTI
Silicon Graphics
StorageTek
Stornet



     In the six months ended June 30, 1999, our top five customers accounted for 66% of our total net revenues, and, in the year ended December 31, 1998, our top five customers accounted for approximately 57% of our total net revenues. In particular, in the six months ended June 30, 1999, Polaris Service accounted for 16% of our net revenues, Data General accounted for 15% of our net revenues, Info X, Inc. accounted for 14% of our net revenues and ACAL Electronic accounted for 14% of our net revenues.


     End-users of JNI products include the following:

Amazon.com                          GTE
Bear Stearns                        Lexis Nexis
Boeing                              Mobil
British Airways                     Morgan Stanley Dean Witter
Charles Schwab                      Safeway
Convergys (formerly Cincinnati      US WEST Capital Funding
Bell
  Information Systems)
DaimlerChrysler
Federal Express

     For a discussion of the risks associated with our existing and potential customer base, please see "Risk Factors -- Because we depend on a small number of OEM and distribution channel customers for a significant portion of our revenues in each period, the loss of any of these customers or any cancellation or delay of a large purchase by any of these customers could significantly reduce our net revenues."

CUSTOMER SERVICE AND SUPPORT


     We offer a wide range of standard support programs that includes telephone support 24 hours a day, seven days a week and advanced replacement of products. In addition, we have designed our products to allow easy diagnostics and administration. For example, users can access all of the configuration and performance parameters of our host bus adapters from a single graphical user interface for configuration, troubleshooting and maintenance. Our customer service and support organization provides technical support to our OEM and systems integrator customers, enabling them to provide technical support to their end-users. We prepare our OEMs and systems integrator customers for product launch through a comprehensive training program. In addition, we employ systems engineers for pre- and post-sales support and technical support engineers for field support. Our OEM and systems integrator customers provide primary technical support to end-users of our products.



     We have developed an extensive training course for our OEM and distribution channel customers. The curriculum includes fibre channel configuration, SAN implementation and JNI product training. Most of our OEM and channel customers attend our training courses to learn fibre channel configuration and SAN reliability design.


SALES AND MARKETING


     We sell domestically and internationally to OEMs, distribution channel customers, which include distributors, system integrators and value added resellers, and directly to end users. We principally target OEMs and distributors who resell our products as a part of complete SAN solutions to end-users. Our sales and marketing strategy will continue to focus on the development of the Fibre Channel market through these relationships. We intend to continue expanding internationally by partnering with additional OEMs and resellers who have a strong international presence and are capable of selling and installing complex SAN solutions. In the future, as Fibre Channel becomes targeted at end-users, we will evolve our strategy to include channel partners who serve small- to medium-sized businesses.

     Our marketing efforts are focused on increasing awareness of our Fibre Channel products and our JNI brand, promoting SAN-based solutions, and advocating industry-wide standards and interoperability. Key components of our marketing efforts include:


     - extending our strategic alliances to promote standardization and enhance interoperability;

     - promoting our products under the JNI brand name to strengthen sales through distribution channels;


     - continuing our active participation in industry associations and standards committees to promote and further enhance Fibre Channel technology and increase our visibility as industry experts; and



     - participating in major trade show events and SAN conferences to promote our products and to continue our leading role in educating customers on the value of SANs.


     As of June 30, 1999, our sales and marketing organization consisted of 21 people, including field sales representatives, applications engineers, customer service personnel, product marketing, product management, marketing communications and inside sales personnel. Our field sales personnel are located in San Diego, Irvine and Fremont, California, and Boston, Massachusetts. We intend to establish a direct sales presence in both London and Japan.

     OEMS

     OEMs can exercise significant influence in the early development of our market because they utilize our products to deliver to end users complete, factory-configured solutions that are installed and field-serviced by OEMs' technical support organizations. We intend to continue partnering with leading OEM customers to introduce new products and develop new markets. OEMs will continue to provide critical input as we develop the next generation of products.

     OEM customers have been integral to our growth in the emerging fibre channel market and have represented a significant portion of our revenues. We believe the evolutionary nature of the fibre channel market should enable us to continue to present our OEM customers with the opportunity to integrate and deploy new capabilities as they are developed. To help drive new technologies and capabilities, we plan to continue to strengthen our OEM customer relationships.

     DISTRIBUTION CHANNEL CUSTOMERS


     As the markets for Fibre Channel products and SAN solutions evolve and as end-user awareness of the benefits of Fibre Channel increases, we believe an increasing volume of sales will occur through distribution channels. We have established a two-tier distribution channel that is comprised of distributors and resellers. We sell through distributors to customers in the United States, Europe and Japan. We believe that our distribution channel, which accounted for a significant portion of total net revenues in the six months ended June 30, 1999, provides us with a diversified customer base. In addition, our distribution channel relationships enable us to pursue a number of vertical markets including e-commerce, Internet service providers, digital video, digital publishing, oil and gas exploration and medical imaging. We believe that as the market for Fibre Channel matures, we are well positioned to leverage sales through distributors, and that such sales will represent an increasing percent of our total net revenues. As this market continues to develop, we plan to establish additional relationships with select domestic and international resellers to reach additional markets and increase our geographic coverage.

     For a discussion of the risks associated with our sales and marketing strategy and programs, please see "Risk Factors -- The sales cycle for our products is long, and we may incur substantial, non-recoverable expenses or devote significant resources to sales that do not occur when anticipated," and "Risk Factors -- The failure of our OEM customers to keep pace with technological change and to successfully develop and introduce new products could adversely affect our net revenues."

MANUFACTURING, TEST AND ASSEMBLY

     We outsource the majority of our manufacturing, and we conduct quality assurance, manufacturing engineering, documentation control and certain finish assembly operations at our headquarter facility in San Diego, California. This approach enables us to reduce fixed costs and to provide flexibility in meeting market demands. All of our contract manufacturers are ISO 9002 certified.


     TSMC manufactures our Emerald ASICs, and Adaptec packages and tests the ASICs so that we purchase and receive only finished product. We anticipate that we will use parties other than Adaptec for packaging and testing of our future ASICs, and we may transition a portion of these functions to other parties for certain of our existing products in the near future. SCI Systems in Rapid City, South Dakota, and SMS in Escondido, California perform substantially all assembly operations for our host bus adapters. These contract manufacturers purchase the components of our host bus adapters, including printed circuit boards, third party ASICs and memory integrated circuits, and assemble them to our specifications. The contract manufacturers deliver the assembled host bus adapters to us, and we perform certain finish assembly procedures before testing and packaging the final products with software and manuals in our San Diego facility.



     We believe most component parts used in our host bus adapters are standard off-the-shelf items, which are, or can be, purchased from two or more sources. We select suppliers on the basis of technology, manufacturing capacity, quality and cost. Whenever possible and practicable, we strive to have at least two manufacturing locations for each product. Nevertheless, our reliance on third-party manufacturers involves risks, including possible limitations on availability of products due to market abnormalities, unavailability of, or delays in obtaining access to, certain product technologies and the absence of complete control over delivery schedules, manufacturing yields, and total production costs. The inability of our suppliers to deliver products of acceptable quality and in a timely manner or our inability to procure adequate supplies of our products could have a material adverse effect on our business, financial condition or operating results.


     For a discussion of the risks associated with our reliance on third party manufacturers, please see "Risk Factors -- Because we rely on third parties for substantially all of our manufacturing and assembly, failures by these third parties to provide products of sufficient quality and quantity could cause us to delay product shipments, which could result in delayed or lost revenues or customer dissatisfaction."

RESEARCH AND DEVELOPMENT

     Our success will depend to a substantial degree upon our ability to develop and introduce in a timely fashion new products and enhancements to our existing products that meet changing customer requirements and emerging industry standards. We have made and plan to continue to make substantial investments in research and development and to participate in the development of industry standards. In 1998, our research and development expenses were $2.9 million, compared to $1.2 million in 1997 and $510,000 in 1996.


     We focus our development efforts on Fibre Channel ASICs and related software drivers and tools. Before a new product is developed, our research and development engineers work with marketing managers and customers to develop a comprehensive requirements specification. After the product is designed and commercially released, our engineers continue to work with customers on early design-in efforts to understand requirements for future generations and upgrades.


     Research and development expenses primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities and subcontracting costs. As of June 30, 1999, we have 46 employees engaged in research and development. We are seeking to hire additional skilled development engineers. Our business, operating results and financial condition could be adversely affected if we encounter delays in hiring additional engineers.

     For a discussion of the risks we face in achieving our goals in research and development, please see "Risk Factors -- Delays in product development could adversely affect our market position or customer relationships" and "Risk Factors -- The loss of or failure to attract key technical personnel could adversely affect our business."

COMPETITION


     The market in which we compete is intensely competitive and is characterized by frequent new product introductions, changing customer preferences and evolving technology and industry standards. Our competitors continue to introduce products with improved price/performance characteristics, and we will have to do the same to remain competitive. Increased competition could result in significant price competition, reduced revenues, lower profit margins or loss of market share, any of which would have a material adverse effect on our business, operating results and financial condition.



     We face competition for our ASICs from Hewlett-Packard and QLogic. Sun Microsystems is our principal competitor in the SBus host bus adapter market. Our principal competitors in the PCI bus host bus adapter market are Emulex, QLogic, Interphase and Hewlett-Packard. Our products may also compete at the end-user level with other technology alternatives, such as SCSI, which are available from companies such as Adaptec, LSI Logic and QLogic as well as a number of smaller companies. In the future, other technologies may evolve to address the applications served by Fibre Channel today, and because we focus exclusively on Fibre Channel, our business would suffer as a result of competition from such competing technologies.


     Some of our OEM customers could develop products internally that would replace our products. The resulting reduction in sales of our products to any such OEM customers, in addition to the increased competition presented by these customers, could have a material adverse effect on our business, operating results and financial condition.


     We believe that the principal bases of Fibre Channel product competition presently include reliability, scalability, connectivity, performance and customization. We believe that other competitive factors include pricing and technical support. We believe that we compete favorably with respect to each of these factors. We also believe that we have a competitive strength in the alliances we have built with customers, particularly our close relationships with OEM customers. We believe that our experience with distribution channels will provide competitive benefits as the fibre channel market matures. Some of our other competitive advantages include our early entry into fibre channel technology, our workforce of highly experienced researchers and designers and our intellectual property.

INTELLECTUAL PROPERTY AND LICENSES


     The intellectual property rights we have in our technology, which generally consists of ASIC designs, system designs, software and know-how associated with our product portfolio, principally arise from exclusive licenses and our own internal development efforts. We began our commercial Fibre Channel development efforts in 1993 while operating as a division of Jaycor. In February 1997, the intellectual property rights arising from this development effort were transferred to JNI pursuant to an exclusive license agreement with Jaymark. In November 1998, we acquired Fibre Channel products and technology developed by Adaptec, including the design, software, masks and documentation of the Emerald ASIC architecture. The technology we acquired from Jaymark and Adaptec, in conjunction with our significant development efforts undertaken to enhance such technology, forms the central element of our host bus adapter and ASIC products and is critical to our success. We attempt to protect our technology through a combination of copyrights, trade secret laws, trademarks and contractual obligations. There can be no assurance that our intellectual property protection measures will be sufficient to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. Our failure to protect our proprietary information could have a material adverse effect on our business, financial condition or operating results. In order to avoid disclosure of key elements of our technology, we have not sought patent protection which may be available to us. The lack of patent protection may make it more difficult for us to prevent other parties from developing or using technology substantially similar to ours. Our software products are protected by copyright laws, and we have several common law trademarks.


     We may need to initiate litigation in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of our resources and could materially harm our business. We may receive in the future notice of infringement claims of other parties' proprietary rights. Infringement or other claims could be asserted or prosecuted against us in the future, and it is possible that such assertions or prosecutions could harm our business. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause delays in the development and release of our products, or require us to develop non-infringing technology or enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to us, or at all. For these reasons, infringement claims could materially harm our business.

BACKLOG

     At June 30, 1999, backlog for our products was approximately $2.7 million, all of which is scheduled for delivery to customers during the quarter ending September 30, 1999, compared to backlog of approximately $966,000 at June 30, 1998, substantially all of which was scheduled for delivery to customers during the quarter ended September 30, 1998. Typically, our OEM customers forecast expected purchases on a three to six month rolling basis, as compared to distributor customers which order as required with minimal order fulfillment time. All orders are subject to cancellation or delay by the customers with limited or no penalty. Therefore, our backlog is not necessarily indicative of actual sales for any succeeding period.

FACILITIES


     JNI leases approximately 23,500 square feet in San Diego, California from Jaycor, an affiliate of JNI, for product development and test laboratories, for manufacturing operations, and for administrative, engineering, marketing and sales offices. The term of the lease expires in October 2004. JNI leases approximately 7,000 square feet of office and laboratory space in Irvine, California under a lease that expires in July 2000. JNI also leases approximately 6,700 square feet in Fremont, California under a lease that expires in August 2000. We believe that our current facilities will be adequate to meet our needs until at least the end of 1999. After that time, we will be required to obtain additional space. Although we believe that suitable additional facilities will be available in the future as needed on commercially reasonable terms, we cannot assure you that we will be able to obtain such space.


EMPLOYEES

     As of June 30, 1999, JNI had 91 employees, including nine in administration, 21 in sales and marketing, 46 in engineering and 15 in operations. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation relating to claims arising out of our operations. As of the date of this prospectus, we are not a party to any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on our business, financial condition or operating results.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table provides information concerning executive officers, directors and key employees of JNI as of June 30, 1999:


               NAME                  AGE                 POSITION
Executive Officers and Directors
Terry M. Flanagan..................  61     President, Chief Executive Officer
                                            and Director
Gloria Purdy.......................  51     Chief Financial Officer
Charles McKnett....................  44     Chief Technology Officer
Thomas K. Gregory..................  58     Chief Operating Officer
Eric P. Wenaas(1)(2)...............  57     Chairman of the Board of Directors
P. Randy Johnson(1)(2).............  49     Director and Secretary
Edward Frymoyer(2).................  62     Director
Key Employees
Roland Thibodeau...................  53     Executive Vice President, Sales
Scott Ruple........................  39     Vice President, Marketing
Edward Tyburski....................  40     Vice President, Engineering
Sassan Teymouri....................  42     Vice President, ASIC Engineering


-------------------------
(1) Member of the audit committee.

(2) Member of the compensation committee.

     Executive Officers and Directors


     Terry M. Flanagan, Ph.D. became President, Chief Executive Officer and a director of JNI upon the organization of JNI in February 1997. From 1977 to 1997, he served in various capacities at Jaycor, Inc., an affiliate of JNI, most recently as Senior Vice President of the Systems Development Group. Dr. Flanagan received a B.S. in physics from the University of Santa Clara and an M.S. and a Ph.D. from Purdue University in physics.


     Gloria Purdy joined JNI as Chief Financial Officer in August 1999. Prior to joining JNI, from April 1998 through April 1999, she served as Chief Financial Officer and Chief Operating Officer of Eloquent, Inc., a Web-based media company. Prior to that time, from February 1992 through January 1998, she served as Chief Financial Officer of Interlink Computer Sciences, Inc., an enterprise software company. Ms. Purdy received a B.S. in accounting from Golden Gate University and has completed Masters studies at the University of Santa Clara and Stanford University.

     Charles McKnett became the Chief Technology Officer of JNI upon the organization of JNI in February 1997. From January 1989 to February 1997, Mr. McKnett managed a variety of technology and development efforts, including the development of fibre channel products, at Jaycor, Inc., an affiliate of JNI. Mr. McKnett received his B.S. in Physics from the California Institute of Technology and an M.S. in electrical engineering from the University of Southern California.

     Thomas K. Gregory, Ph.D. has served as Chief Operating Officer of JNI since March, 1999. Beginning in February 1997 through March 1999, he served as Vice President, Engineering and Operations of JNI. He has a B.S. with a dual major in physics and engineering from the University of Michigan and a Ph.D. in physics from the University of Connecticut.


     Eric P. Wenaas, Ph.D. has served as Chairman of the Board of Directors of JNI since its organization in February 1997. Dr. Wenaas currently serves as Chief Executive Officer of Jaycor, Inc., an affiliate of JNI, a position he has held since March 1991. Dr. Wenaas is also Chief Executive Officer of Jaymark, Inc., JNI's principal stockholder, a position he has held since Jaymark's formation in January 1997.



     P. Randy Johnson has served as a director of JNI since its organization in February 1997. Mr. Johnson currently serves as Chief Financial Officer of Jaycor, Inc., an affiliate of JNI, a position he has held since 1990 and as Chief Financial Officer of Jaymark, Inc., JNI's principal stockholder, a position he has held since Jaymark's formation in January 1997.


     Edward Frymoyer, Ph.D. has served as a director of JNI since its organization in February 1997. Since May 1981, Dr. Frymoyer has owned and operated emf Associates, a consulting firm.

     Key Employees

     Roland Thibodeau has served as Executive Vice President, Sales of JNI since its organization in February 1997. Prior to that time, beginning in September 1995, Mr. Thibodeau served as Director of Marketing for Jaycor, an affiliate of JNI. From May 1982 to February 1995, Mr. Thibodeau was with Datacomm Management Sciences, Inc., a data communications company, in the capacity of Vice President of Marketing and Sales.

     Scott Ruple has served as Vice President, Marketing for JNI since November 1998. From January 1997 to November 1998, Mr. Ruple was with G2 Networks, Inc., a networking equipment company, where he served as Vice President of Engineering as well as Vice President of Marketing. From June 1994 to December 1996, Mr. Ruple was the Senior Director of Marketing for Emulex Corporation, a fibre channel connectivity equipment manufacturer. Mr. Ruple has undergraduate degrees in accounting and computer science from the University of Arizona and holds a Master's degree in business administration from the University of Southern California.

     Edward S. Tyburski has served as Vice President, Engineering of JNI since June 1999. Prior to that time, beginning in November 1988 he served in a variety of positions, most recently as Senior Director, SONET Products development, for Applied Digital Access, Inc., a telecommunications equipment vendor.


     Sassan Teymouri has served as Vice President, ASIC Engineering since January 1999, and is responsible for JNI semiconductor operations in Fremont, California. From September 1996 to October 1998, Mr. Teymouri was President and CEO of Initio Corporation, a developer and marketer of commercial input/output products based on proprietary ASICs. From May 1992 through September 1996, he was the General Manager for the RAID group of Adaptec. Also, during his employment at Adaptec, he served as an Engineering Director of Enterprise Computing Networks. Mr. Teymouri received BSEE and MSEE degrees from the University of Michigan.


     Currently, all directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Officers are elected and serve at the discretion of the board of directors. There are no family relationships among the directors and officers of JNI.

     Pursuant to the Investor's Rights Agreement dated as of November 12, 1998 between Jaymark, JNI and Adaptec, we have granted Adaptec the right to have an observer present during our board meetings. Adaptec has indicated that it does not intend to exercise these rights. Adaptec has signed a confidentiality agreement to keep confidential all information discussed at any board meetings, and we have the right to exclude the observer from any board meetings if we determine that the matters to be discussed are particularly sensitive. In addition, pursuant to a warrant to purchase shares of Jaymark common stock, Jaymark granted a third party lender board observer rights for all of its corporate subsidiaries' board meetings, including those of JNI.


BOARD COMMITTEES


     The board of directors has established an Audit Committee and a Compensation Committee. The Audit Committee, which consists of Dr. Wenaas and Mr. Johnson, reviews the results and scope of the annual audit and meets with our independent accountants to review our internal accounting policies and procedures. The Compensation Committee, which consists of Dr. Wenaas, Dr. Frymoyer and Mr. Johnson, makes recommendations to the board of directors with respect to our general and specific compensation policies and practices and administers our 1997 Stock Option Plan, our 1999 Stock Option Plan and our 1999 Employee Stock Purchase Plan.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Other than Mr. Johnson, none of the members of the compensation committee is currently, or has ever been at any time since our formation, one of our officers or employees. Mr. Johnson served as chief financial officer of JNI during 1998 and through July 1999. In addition, we have entered into a consulting agreement with Dr. Frymoyer under which he provides services to JNI. Dr. Frymoyer received approximately $70,000 in fees under this agreement in 1998.


COMPENSATION OF DIRECTORS

     Our non-employee directors are reimbursed for expenses incurred in connection with attending board and committee meetings but are not compensated for their services as board or committee members. We anticipate that we will grant non-employee directors options to purchase our common stock pursuant to the terms of our 1999 Stock Option Plan. See "-- Stock Plans."

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

     We have adopted provisions in our certificate of incorporation, permitted by Delaware General Corporation Law, which provide that directors of JNI shall not be liable for monetary damages to JNI or its stockholders for any breach of fiduciary duties to the fullest extent permitted by Delaware General Corporation Law.

     Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our by-laws authorize us to indemnify our officers, directors, employees and agents to the fullest extent permitted by the Delaware Law. Section 145 of the Delaware General Corporation Law empowers us to enter into indemnification agreements with our officers, directors, employees and agents. We have entered into separate indemnification agreements with our directors and executive officers which may, in some cases be broader than the specific indemnification provisions contained in the Delaware Law. The indemnification agreements may require us, among other things, to indemnify such executive officers and directors against liabilities that may arise by reason of status or service as directors or executive officers and to advance expenses they spend as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into agreements with our future directors and executive officers.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of JNI where indemnification will be required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid to or earned by our Chief Executive Officer and our other two most highly compensated executive officers whose aggregate compensation during the year ended December 31, 1998 exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                     FISCAL YEAR 1998
                                                    ANNUAL COMPENSATION
NAME AND                                            -------------------
PRINCIPAL POSITION                     SALARY     BONUS     OTHER ANNUAL COMPENSATION
Terry M. Flanagan...................  $186,060   $139,428            $25,609(1)
  President and Chief Executive
     Officer
Charles McKnett.....................   131,919     94,483              3,696(2)
  Chief Technology Officer
Thomas K. Gregory...................   137,061     99,185              5,655(3)
  Chief Operating Officer

---------------


(1) Includes $9,303 paid to Dr. Flanagan in lieu of a raise, $8,641 paid as an auto allowance, $1,824 paid as a matching contribution to Dr. Flanagan's 401(k) account and $5,841 paid for group term life insurance.


(2) Includes $3,147 paid as a matching contribution to Mr. McKnett's 401(k) account and $549 paid for group term life insurance.


(3) Includes $3,029 paid as a matching contribution to Dr. Gregory's 401(k) account and $2,626 paid for group term life insurance.


     1998 OPTION GRANTS

     There were no options granted to any of the individuals named in the Summary Compensation Table in 1998. Accordingly, the table relating to option grants in 1998 has been omitted.

     YEAR-END VALUES

     The table below provides information about the number and value of options held by the executive officers described above at December 31, 1998.

                         FISCAL YEAR-END OPTION VALUES


                                    NUMBER OF SECURITIES
                                   UNDERLYING UNEXERCISED          VALUE OF UNEXERCISED
                                         OPTIONS AT               IN-THE-MONEY OPTIONS AT
                                      DECEMBER 31, 1998            DECEMBER 31, 1998(1)
                                 ---------------------------    ---------------------------
NAME                             EXERCISABLE   UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
Terry M. Flanagan..............      --          1,076,250(2)       $--        $2,457,402
Charles McKnett................      --            508,620(2)        --         1,161,332
Thomas K. Gregory..............      --            565,110(2)        --         1,290,316

---------------

(1) The fiscal year-end value of "in-the-money" stock options represents the difference or a portion of the difference between the exercise price of such options, and the fair market value of JNI's common stock as of December 31, 1998. The fair market value of JNI's common stock on December 31, 1998 determined for financial reporting purposes on such date was $3.43 per share. The actual value of "in-the-money" stock options will depend upon the trading price of JNI's common stock on the date of sale of the underlying common stock and may be higher or lower than the amount set forth in the table above.


(2) Options do not become exercisable until the effective date of this offering. Options vest from the date of grant cumulatively 10% at the end of the first year, 30% at the end of the second year, 60% at the end of the third year and 100% after the fourth year. In the event that Jaymark no longer owns 50% or greater of our outstanding shares of common stock, the vesting schedule for the options will accelerate. Pursuant to the accelerated vesting schedule, the options vest cumulatively 25% at the date of grant, 33% at the end of the first year, 75% at the end of the second year and 100% at the end of the third year.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
ARRANGEMENTS

     We have entered into Severance and Change of Control Agreements with Terry
M. Flanagan, Charles McKnett, Thomas Gregory and Gloria Purdy. In the event that the employee is terminated without cause within one year after a change in control of JNI, he or she will receive as a severance payment one full-year of his or her then current total compensation, and all of his or her unvested, outstanding options to purchase shares of stock in JNI will immediately vest. Each of the employees who are parties to these agreements will also receive these benefits if he or she resigns as a result of a reduction in his or her total compensation within one year after a change in control of JNI.

STOCK OPTION PLANS

     1997 Stock Option Plan


     JNI's 1997 stock option plan (the "1997 Plan") allows for the issuance of options to purchase up to 4,396,441 shares of common stock. Under the 1997 Plan, all employees of JNI or any subsidiary, are eligible to receive nonstatutory stock options or incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986. The 1997 Plan is administered by the compensation committee of the board of directors of JNI, which selects the persons who will receive options, determines the number of shares in each option, vesting schedules and prescribes other terms and conditions, including the type of consideration to be paid to JNI upon exercise, in connection with each option grant.


     Under the 1997 Plan, for a nine-year period following the date of an option grant, options are only exercisable in the event that JNI undergoes a "change in control," generally defined as a sale of assets, merger or similar transaction, or consummates a public offering of equity securities. Following such nine-year period, but prior to the termination of such option, which generally terminates ten years after the date of grant, the option may be exercised. However, in such event, JNI has a right to repurchase such shares at the greater of the exercise price or the fair market value of such shares. Options granted under the 1997 Plan generally vest over a four-year period, although vesting is accelerated in the event Jaymark's ownership percentage of JNI falls below 50% of the total combined voting power of JNI.

     The exercise price of incentive stock options and nonstatutory stock options granted under the 1997 Plan cannot be lower than 100% of the fair market value of the common stock on the date of grant and, in the case of options granted to holders of more than 10% of the voting power of JNI, not less than 110% of such fair market value. The term of an option cannot exceed ten years, and the term of an ISO given to a holder of more than 10% of the voting power of JNI cannot exceed five years. Options generally expire not later than 90 days following a termination of employment, 12 months following the optionee's disability, or not later than 12 months following the optionee's death.


     As of June 30, 1999, there were outstanding options to purchase an aggregate of 4,396,441 shares of common stock. No options to acquire shares have been exercised. As of June 30, 1999, no shares of common stock were available for future option grants under the 1997 Plan. If any option granted under the 1997 Plan expires, terminates or is canceled for any reason, or if shares of stock issued subject to a right of repurchase are repurchased by JNI, the shares allocable to the unexercised option or the repurchased shares will become available for additional option grants under the 1997 Plan.


     Each share limit and option under the 1997 Plan is subject to adjustment for certain changes in JNI's capital structure, reorganizations and other extraordinary events. The 1997 and 1999 plans are not exclusive. The board of directors (or its delegate), under Delaware Law, may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

     1999 Stock Option Plan

     JNI's 1999 stock option plan was approved by the board of directors and the stockholders in April 1999 (the "1999 Plan"). The 1999 Plan authorizes JNI to grant incentive stock options to employees, and non-statutory stock options to employees, including officers, non-employee directors and consultants. Because non-employee directors are eligible to receive grants under the 1999 Plan, JNI has not adopted a separate plan which provides for the formula grant of stock options to non-employee directors.

     A committee of the board of directors administers the 1999 Plan. The administering committee has the authority to select the persons to whom options are granted and to determine the terms of each option, including:

     (a) the number of shares of common stock covered by the option,

     (b) when the option becomes exercisable,

     (c) the per share option exercise price, which must be at least 100% of the fair market value of a share of common stock for incentive stock options, at least 85% of the fair market value for non-statutory stock options, or 110% of the fair market value for incentive stock options granted to 10% stockholders, and

     (d) the duration of the option, which may not exceed 10 years, or, with respect to incentive stock options granted to 10% stockholders, five years.

     Generally, options granted under the 1999 Plan become exercisable pursuant to a schedule established by the administering committee. Options granted under the 1999 Plan cannot be transferred except by will or the laws of descent and distribution.

     In the event of a change in control of JNI, any outstanding options which are neither assumed or substituted for by the acquiring corporation, nor exercised as of the date of the change in control, terminate and cease to be outstanding.


     The total number of shares reserved for issuance under the 1999 Plan, as amended, is 2,312,800 shares of which, as of June 30, 1999, no shares have been issued upon the exercise of options. As of June 30, 1999 options to purchase a total of 366,450 shares of common stock were outstanding and 1,946,350 shares were available for future option grants, giving effect to the increase in the option reserve approved by the board of directors and stockholders on September 1, 1999


     Each share limit and option under the plan is subject to adjustment for certain changes in JNI's capital structure, reorganizations and other extraordinary events. The 1997 and 1999 plans are not exclusive. The board of directors (or its delegate), under Delaware Law, may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

1999 EMPLOYEE STOCK PURCHASE PLAN


     A total of 175,000 shares of JNI common stock have been reserved for issuance under our 1999 Employee Stock Purchase Plan, none of which has been issued. The number of shares reserved for issuance under the purchase plan will be subject to an annual increase on January 1 of each year beginning in 2001 equal to the lesser of (a) 87,500 shares, (b) 1.0% of the outstanding shares on such date or (c) a lesser amount as determined by our board of directors. The employee stock purchase plan permits eligible employees to purchase common stock at a discount through payroll deductions, during 24-month offering periods. Unless the board of directors establishes different periods, each offering period will be divided into four consecutive six-month purchase periods. Unless the board of directors establishes a higher purchase price, the price at which stock is purchased under the employee stock purchase plan shall be equal to 85% of the fair market value of the common stock on the first day of the offering period or the last day of the purchase period, whichever is lower. The initial offering period will commence on the effective date of this offering.

                              CERTAIN TRANSACTIONS

AGREEMENTS WITH JAYMARK AND JAYCOR


     Jaymark is a privately held holding company whose only asset is shares of stock in other companies. Prior to this offering, Jaymark holds 93.8% of the outstanding common stock of JNI and 100% of the outstanding common stock of Jaycor. Jaycor is primarily a defense contractor for the U.S. government.



     Some of our executive officers and directors are stockholders of Jaymark:
Eric Wenaas holds 300,000 shares, or approximately 14% of Jaymark's stock; Terry Flanagan holds 111,000 shares, or approximately 5% of Jaymark's stock; and Randy Johnson and Thomas Gregory each hold less than 1% of Jaymark's stock.



     On January 30, 1997, we were incorporated in Delaware as a wholly-owned subsidiary of Jaymark, Inc. ("Jaymark"). On February 3, 1997, Jaymark paid $1,500 for 10,500 shares of our common stock. On March 5, 1997 we entered into a Technology Assignment and License Agreement with Jaymark and Jaycor, Inc., another wholly-owned subsidiary of Jaymark. Pursuant to the agreement, Jaycor assigned fibre channel products and technology to Jaymark in exchange for a limited license to the assigned products. Jaymark, in turn, assigned the fibre channel products and technology to us in exchange for 409,500 shares of our common stock and 16,590,000 shares of our Series A preferred stock.



     On February 1, 1997, we entered into a revolving loan agreement with Jaycor whereby we agreed to consent to borrow and/or lend sums to each other as needed from time to time in the ordinary course of business. We have never loaned Jaycor funds under this agreement, and we do not anticipate making such loans in the future. Under the terms of the agreement, the advances bear interest at Jaycor's incremental cost of borrowing. Advances under the agreement are due on demand, and if no demand is made, within ten years of the date of such advance. At June 30, 1999 and December 31, 1998 and 1997, we owed Jaycor $5.2 million, $3.1 million and $2.0 million, respectively, for advances made under this agreement. During the six months ended June 30, 1999 and for the years ended December 31, 1998 and 1997, we incurred interest expense on advances from Jaycor of $289,000, $265,000 and $130,000, respectively. We have granted Jaycor a security interest in our assets to secure our obligations under this agreement. We have also guaranteed a $7.0 million credit line that Jaycor has with a commercial lender. The lender has indicated that it will release our guarantee obligation upon the completion of this offering and upon our repayment to Jaycor of any amounts owing under the revolving loan agreement. All advances and interest owed under the revolving loan agreement to Jaycor will be paid out of the proceeds from this offering, and we anticipate that we will terminate this facility promptly after such repayment.



     We have entered into a Transitional Services Agreement, dated September 1, 1999, with Jaycor, whereby Jaycor has agreed to continue to provide certain accounting and administrative services to us. This agreement will terminate on December 31, 2000 or earlier if we notify Jaycor that we no longer require these services. In return, we have agreed to compensate Jaycor in an amount determined in accordance with Jaycor's historical practice of allocating expenses to us. We anticipate that future amounts owing under this agreement will be equal to or less than the historical amounts set forth in our statements of operations in the financial statements and will diminish to zero as we complete our transition to operating as an independent company. If Jaycor provides consulting services to us, we have agreed to reimburse Jaycor on an hourly basis and at a billing rate consistent with Jaycor's billing practices. Jaycor maintains, and pays the premiums on, certain umbrella insurance policies which cover us. We reimburse Jaycor for the amount of the insurance premium allocated to our coverage.

     In October 1998, we entered into a sublease agreement with Jaycor, as amended, whereby we subleased a certain portion of Jaycor's facilities on terms consistent with Jaycor's primary lease. The sublease provides for a base monthly rent and is subject to an annual increase based upon the consumer price index percentage with a minimum increase of 2.5% and a maximum increase of 5% annually. The term of the lease expires in October 2004. In addition, the sublease requires the payment of a pro rata portion of the monthly operating costs, taxes and utilities of the premises. As of December 31, 1998, our future annual minimum payments due to Jaycor under this sublease were $225,000 for the year ending December 31, 1999, $231,000 for the year ending December 31, 2000, $237,000 for the year ending December 31, 2001, $242,000 for the year ending December 31, 2002, $248,000 for the year ending December 31, 2003 and $211,000 for the year ending December 31, 2004.

     Pursuant to a Registration Rights Agreement dated as of September 1, 1999, we have granted registration rights to Jaymark for the shares of our stock held by Jaymark. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, holders of shares entitled to registration rights are entitled to notice of such registration and are entitled to include their shares in such registration, at our expense. Jaymark is also entitled to specified demand registration rights under which Jaymark may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our best efforts to effect this registration. Further, Jaymark may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within twelve months following the initial offering of our securities, including this offering. All of these registration rights terminate after we have effected two registration statements, or at the latest, four years from the date of this offering.

     Our historical results of operations have been included in Jaymark's consolidated federal income tax return. We have entered into a Tax Sharing Agreement with Jaymark dated September 1, 1999, under which the amount of federal income tax allocated to us is generally determined as though we were filing a separate federal income tax return. For periods during which Jaymark and JNI are included in the same affiliated group for federal and state income tax purposes, JNI and Jaymark have agreed that JNI's federal and state tax obligations, if any, will be paid to Jaymark. At such time when we are no longer included as a member of the Jaymark affiliated tax group, Jaymark will reimburse us for the tax benefits associated with any net operating loss or credit carryforwards previously utilized by Jaymark less any carryforwards utilized by us.

AGREEMENTS WITH ADAPTEC


     On November 12, 1998, we purchased certain products and technology of Adaptec, Inc. relating to Adaptec's fibre channel products pursuant to an Asset Acquisition Agreement. As payment for the Adaptec assets, we issued to Adaptec 1,132,895 shares of our Series A preferred stock (the "Series A Stock") and warrants to purchase shares of our Series A Stock (the "Series A Warrants"). In September 1999, we amended the first of the Series A Warrants to fix the number of shares issuable thereunder at 840,000. The number of shares issuable under the second and third warrants was reduced by approximately 611,000 shares, and JNI anticipates that as a result of this reduction no additional shares will become issuable under these warrants.


The first Series A Warrant is immediately exercisable at an aggregate purchase price of $100, and expires in November 2005. All shares of Series A Stock will convert into an equal number of shares of common stock upon completion of this offering.



     In November 1998, JNI purchased certain Fibre Channel technology, products and property and equipment from Adaptec. In connection with the asset acquisition, JNI entered into the following agreements with Adaptec: a Fibre Channel Cross-License Agreement; a Chip Manufacturing Agreement; a Board Manufacturing and Transition Agreement; a Consulting Services Agreement; a Volume Purchase Agreement; and two Occupancy License Agreements.



     Pursuant to the Fibre Channel Cross-License Agreement, Adaptec granted JNI four irrevocable, perpetual and non-exclusive licenses to certain of Adaptec's Fibre Channel technology. Three of the licenses granted to JNI under this agreement are fully paid and royalty-free and the fourth license contains a $25 per unit royalty fee. During the year ended December 31, 1998 and during the six-month period ended June 30, 1999, JNI did not incur or pay any fees to Adaptec pursuant to this agreement.



     In addition and as part of the agreement, JNI granted Adaptec a non-exclusive license to use and distribute any of JNI's error corrections, updates and other future versions and releases of the licensed Fibre Channel technology products. The license to Adaptec is royalty-free.



     Pursuant to the Chip Manufacturing Agreement, Adaptec agreed to perform manufacturing services with respect to Fibre Channel chip products for a transition period not to exceed two years beginning in November 1998. The agreement specifies that Adaptec will manufacture and package the products according to specifications at a price initially equal to Adaptec's standard cost plus 15 percent. The prices will be reviewed quarterly. During the year ended December 31, 1998 and during the six-month period ended June 30, 1999, JNI paid $19,000 and $301,000, respectively, to Adaptec for the manufacture of these products.



     Pursuant to the Board Manufacturing and Transition Agreement, Adaptec agreed to perform manufacturing services with respect to Fibre Channel board level products sold to JNI under the Asset Acquisition Agreement for a transition period of six months beginning in November 1998. The agreement specifies that Adaptec will manufacture and package the board level products according to specifications at a price equal to Adaptec's standard cost plus 15 percent. JNI purchased $0 and $427,000 of inventory components from Adaptec during the year ended December 31, 1998 and the six-month period ended June 30, 1999, respectively, pursuant to this agreement.



     Pursuant to the Consulting Services Agreement, Adaptec has agreed to perform consulting services to assist JNI in the development of the technology assets purchased in exchange for an hourly fee which varies based on the particular consultant engaged. This agreement has a term of the earlier of one year from the date of the agreement or the completion of all services noted in the agreement. During the year ended December 31, 1998 and during the six-month period ended June 30, 1999 JNI paid $0 and $42,000, respectively, to Adaptec pursuant this Agreement.



     Pursuant to the Volume Purchase Agreement, JNI agreed to sell to Adaptec certain Fibre Channel products developed and manufactured by Adaptec for JNI under the Chip Manufacturing Agreement and the Board Manufacturing and Transition Agreement. Per the agreement, the prices charged to Adaptec will not exceed: (1) the prices charged any of JNI's other customers during the 90 day period preceding the price quote purchasing "substantially similar" products or (2) 115% of JNI's actual manufacturing cost or the price paid by JNI if manufactured by Adaptec. Adaptec has the right to resell the products without restriction of any kind, except that under certain conditions, Adaptec may not sell products incorporating certain chip-level products.



     The Volume Purchase Agreement expires in November 2000 and will automatically renew for an additional one-year term unless either party notifies the other of its intention to terminate the agreement within ninety days of the expiration of the term. During the year ended December 31, 1998 and during the six-month period ended June 30, 1999, JNI had no sales to Adaptec pursuant to this agreement.



     Pursuant to two Occupancy License Agreements, Adaptec granted JNI the right to occupy and use a portion of two of Adaptec's facilities located in Irvine and Milpitas, California. The monthly license fee for the Irvine facility was $15,000. The monthly license fee for the Milpitas facility was $3,000. These rates were based on Adaptec's rental costs plus an increase in costs for allocations of computer resources, telephone charges, supplies and other nominal charges. The Irvine agreement had a term of four months and expired in February 1999. The Milpitas agreement had a maximum term of twelve months; however, JNI exercised its right to terminate the Milpitas agreement pursuant to the agreement in February 1999 without penalty. Amounts paid to Adaptec under these agreements totaled $35,000 during the year ended December 31, 1998 and $28,000 during the six-month period ended June 30, 1999.



     Accounts payable to Adaptec totaled approximately $19,000 and $92,000 at December 31, 1998 and June 30, 1999, respectively. There were no purchases from Adaptec during the years ended December 31, 1996 or 1997.



     Under an Investor's Rights Agreement dated as of November 12, 1998, Adaptec or its permitted transferees will have registration rights with respect to the 1,132,894 shares of our common stock acquired in November 1998 and with respect to 840,000 shares issuable upon exercise of the warrants described above. If we propose to register any of our securities under the Securities Act at any time beginning two years after this offering, either for our own account or for the account of other security holders, holders of shares entitled to registration rights are entitled to notice of such registration and are entitled to include their shares in such registration, at our expense. However, the underwriters of any such offering have the right to limit the number of shares included in such registration. These registration rights terminate after we have effected two registration statements or, at the latest, four years from the date of this offering.


     We believe that all transactions with affiliates described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. Our policy is to require that a majority of the independent and disinterested outside directors on our board of directors approves all future transactions between us and our officers, directors, principal stockholders and their affiliates.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information concerning the beneficial ownership of the shares of our common stock as of September 30, 1999, and as adjusted to give effect to the sale of 2,800,000 shares of common stock in this offering by JNI assuming (a) conversion of all of JNI's outstanding shares of convertible preferred stock into common stock and (b) no exercise of the underwriters' over-allotment option, by:


     - each person known to be the beneficial owner of 5% or more of the outstanding shares of common stock, including the selling stockholder;

     - each executive officer listed in the Summary Compensation Table;

     - each director of JNI; and

     - all executive officers and directors of JNI as a group.


     Except in cases where community property laws apply or as indicated in the footnotes to this table, JNI believes that each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder. Of the shares indicated as beneficially owned by Adaptec, Inc., 840,000 are issuable upon exercise of a warrant. All of the shares indicated as beneficially owned by executive officers in the following table are issuable within 60 days of October 31, 1999 upon exercise of outstanding options granted under the 1997 Plan. The address of the individuals listed below is the address of JNI set forth in the "Prospectus Summary."



                                     SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                        OWNED PRIOR TO                         OWNED AFTER
                                         THE OFFERING                          THE OFFERING
                                     --------------------   SHARES BEING   --------------------
                                       NUMBER     PERCENT     OFFERED        NUMBER     PERCENT
5% OR GREATER STOCKHOLDERS:
Jaymark, Inc.......................  17,010,000    93.8%     2,100,000     14,910,000    71.2%
  Eric P. Wenaas, President and
  Chief Executive Officer
  9775 Towne Centre Drive
  San Diego, CA 92121
Adaptec, Inc.......................   1,972,894    10.4             --      1,972,894     9.1
  691 South Milpitas Blvd.
  Milpitas, CA 95035
EXECUTIVE OFFICERS:
  Terry M. Flanagan................     322,875     1.8             --        322,875       *
  Charles McKnett..................     152,586     1.0             --        152,586       *
  Thomas K. Gregory................     169,533     1.0             --        169,533       *
DIRECTORS:
  Edward Frymoyer..................      12,600       *             --         12,600       *
  P. Randy Johnson.................          --      --             --             --      --
  Eric P. Wenaas...................          --      --             --             --      --
EXECUTIVE OFFICERS AND DIRECTORS AS
  A GROUP (SEVEN PERSONS):.........     657,594     3.5             --        657,594     3.0


---------------

 *  Represents less than one percent of the total.

                          DESCRIPTION OF CAPITAL STOCK


     Upon the closing of this offering, the authorized capital stock of JNI will consist of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. Prior to this offering, the authorized capital stock of JNI also includes 30,000,000 shares of Series A preferred stock. Upon the closing of this offering, each outstanding share of Series A preferred stock will be automatically converted into one share of common stock. Upon the conversion, the Series A preferred stock will be canceled and retired and removed from the authorized capital stock of JNI.


COMMON STOCK


     Assuming conversion of the Series A preferred stock as described above, as of June 30, 1999 there were 18,142,894 shares of common stock outstanding held by 2 stockholders of record. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding holders of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor. See "Dividend Policy."


     In the event of a liquidation, dissolution or winding up of JNI, subject to preferences that may be applicable to any then outstanding holders of preferred stock, holders of the common stock are entitled to share ratably in all assets. The common stock has no preemptive or conversion rights or other subscription rights, and there are no redemptive or sinking fund provisions applicable to the common stock. JNI has received full payment for all outstanding shares of its common stock and cannot require its stockholders to make further payments on the stock. The common stock to be outstanding upon completion of this offering will have the same status.

PREFERRED STOCK

     The board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of JNI. See Note 5 to financial statements for a description of the currently outstanding preferred stock.

WARRANTS


     In connection with our acquisition of technology from Adaptec in November 1998, we granted Adaptec warrants to purchase shares of our stock. In September 1999, we amended the warrants to fix the number of shares issuable thereunder at 840,000, subject to adjustment. The warrant for 840,000 shares is immediately exercisable at an exercise price of $100. See "Certain Transactions."

REGISTRATION RIGHTS



     Under an Investor's Rights Agreement dated as of November 12, 1998 Adaptec or its permitted transferees will have registration rights with respect to the 1,132,895 shares of our common stock acquired in November 1998 and with respect to any shares Adaptec acquires upon exercise of the warrants described above. Jaymark, and its permitted transferees, also has registration rights under a Registration Rights Agreement dated as of September 1, 1999 with respect to the shares of our common stock that Jaymark currently holds. If we propose to register any of our securities under the Securities Act at any time beginning two years after this offering, either for our own account or for the account of other security holders, holders of shares entitled to registration rights are entitled to notice of such registration and are entitled to include their shares in such registration, at our expense. Jaymark is also entitled to specified demand registration rights under which Jaymark may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our best efforts to effect this registration. Further, Jaymark may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within twelve months following the initial offering of our securities, including this offering. All of these registration rights terminate after we have effected two registration statements or at the latest, four years from the date of this offering.


DELAWARE ANTI-TAKEOVER LAW

     We are required to follow Section 203 of the Delaware Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A "business combination" includes a merger, asset or stock sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deterring or preventing a change of control of JNI without further actions by the stockholders.

APPLICATION OF THE CALIFORNIA GENERAL CORPORATION LAW TO JNI

     If our equity securities are held by less than 800 stockholders and a majority of our outstanding shares are held by persons with California addresses and we have operational characteristics that indicate that we have significant contacts to California, we may be subject to Section 2115 of the California General Corporation Law. In such event, we would be subject to certain key provisions of the California General Corporation Law, including, without limitation, those provisions relating to the number of directors to be elected each year (all directors would be required to be elected each year under California law applicable to companies with less than 800 beneficial holders of their equity securities), the stockholders' right to cumulate votes at elections of directors (cumulative voting would be mandatory under California law applicable to companies with less than 800 beneficial holders of their equity securities), the stockholders' right to remove directors without cause (which under California law is subject to the stockholders' right to cumulative voting), our ability to indemnify our officers, directors and employees (which generally is more limited in certain situations in California than in Delaware), our ability to make distributions, dividends or repurchases (which generally is more restrictive in California than in Delaware), inspection of corporate records (which is generally more available in California than in Delaware), approval of certain corporate transactions, and dissenters' rights. After consultation with the underwriters of this offering, we anticipate that we will have more than 800 stockholders following the completion of this offering.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering there has been no public market for the common stock of JNI. Future sales of substantial amounts of common stock in the public market could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of common stock of JNI in the public market after the restrictions lapse could adversely affect the prevailing market price at such time and the ability of JNI to raise equity capital in the future.


     - Upon the closing of this offering, we will have outstanding an aggregate of approximately 21,782,895 shares of common stock (including 840,000 shares issuable upon exercise of a warrant).



     - Of these shares, the 4,900,000 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by "affiliates" of JNI as such term is defined in Rule 144 of the Securities Act.


     - All remaining shares held by our existing stockholders were issued and sold by JNI in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 thereunder, which rules are summarized below.


     Jaymark and Adaptec will collectively hold an aggregate of approximately 17,722,895 shares of common stock after the offering after giving effect to conversion of the convertible preferred stock and the exercise of the warrant held by Adaptec. These stockholders have signed lock-up agreements which prevent them from selling any common stock owned by them for a period of 180 days from the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. In addition, holders of all outstanding options to acquire JNI common stock have entered into similar lock-up agreements with the underwriters. When determining whether or not to release shares from the lock-up agreements, DLJ will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. As a result of lock-up agreements with the underwriters and the provisions of Rule 144 and 701, approximately 16,042,894 additional outstanding shares of common stock will be eligible for sale in the public market upon expiration of the lock-up period.



     In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including an "affiliate," who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of either 1% of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. One percent of the outstanding shares of common stock would be approximately 21,000 shares immediately after the offering. Sales under Rule 144 are also subject to prescribed requirements regarding the manner of sale, notice and availability of current public information about JNI.


     In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of JNI who purchased shares from us in connection with a compensatory stock or option plan or written employment agreement is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, by complying with the applicable requirements of Rule 144 other than the holding period conditions. On the date 180 days after the effective date of this offering, options to purchase approximately 1,143,170 shares of common stock will be vested and exercisable and upon exercise may be sold pursuant to Rule 701.



     We intend to file one or more registration statements on Form S-8 under the Securities Act to register approximately 6,884,241 shares of common stock issued or reserved for issuance under our stock option and employee stock purchase plans. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with JNI or the lock-up restrictions described above.


     Beginning two years after the date of this offering, in the event that we conduct subsequent registered public offerings of our common stock, Jaymark and Adaptec will be entitled to certain rights to cause JNI to include in such registration shares of our common stock that they hold. Registration of such shares under the Securities Act would generally result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. However, shares purchased by affiliates of JNI would not be freely tradeable. See "Risk Factors- Sales of our common stock in the public market by existing investors may begin shortly after completion of the offering and could cause our stock price to decline."

                                  UNDERWRITING


     Subject to the terms and conditions of an underwriting agreement, dated
          , 1999, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Hambrecht & Quist LLC, Bear, Stearns & Co. Inc. and DLJdirect Inc. have severally agreed to purchase from the selling stockholder and us the respective number of shares of common stock set forth opposite their names below.



                                                              NUMBER OF
UNDERWRITERS:                                                  SHARES
  Donaldson, Lufkin & Jenrette Securities Corporation.......
  Bear, Stearns & Co. Inc...................................
  Hambrecht & Quist LLC.....................................
  DLJdirect Inc.............................................
                                                              --------
          Total.............................................


     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock included in this offering are subject to approval of legal matters by their counsel and to customary conditions, including the effectiveness of the registration statement, the continuing correctness of our representations and those of the selling stockholder, the receipt of a "comfort letter" from our accountants, the listing of the common stock for quotation on the Nasdaq National Market and no occurrence of an event that would have a material adverse effect on JNI. The underwriters are obligated to purchase and accept delivery of all the shares of common stock, other than those covered by the over-allotment option described below, if they purchase any of the shares of common stock.


     The underwriters propose to initially offer some of the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and some of the shares of common stock to certain dealers, including the underwriters, at the initial public offering price less a concession not in excess of $ per share. The underwriters may
allow, and such dealers may re-allow, a concession not in excess of $     per
share to other dealers. After the initial offering of the common stock to the public, the representatives of the underwriters may change the public offering price and such concessions at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.



     The following table shows the underwriting fees to be paid to the underwriters by the selling stockholder and by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.


                                                  NO         FULL
                                               EXERCISE    EXERCISE
                                               --------    --------
JNI:
  Per share..................................  $           $
  Total......................................  $           $
Selling Stockholder:
  Per share..................................  $           $
  Total......................................  $           $


     An electronic prospectus is available on the web site maintained by DLJdirect Inc., one of the underwriters and an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. Other than the prospectus in electronic format, the information on this web site relating to the offering is not part of this prospectus and has not been approved and/or endorsed by JNI or the underwriters, and should not be relied on by prospective investors.



     The selling stockholder has granted to the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 735,000 additional shares of common stock at the initial public offering price less the underwriting fees. The underwriters may exercise this option solely to cover overallotments, if any, made in connection with the offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to the underwriter's initial purchase commitment. We estimate expenses relating to this offering will be $1,075,000.


     The selling stockholder, the underwriter and JNI have agreed to indemnify each other against liabilities, including liabilities under the Securities Act.


     Each of JNI, our executive officers and directors and substantially all of our securityholders (including the selling stockholder) has agreed that, for a period of 180 days from the date of the final prospectus and subject to exceptions, they will not, without the prior written consent of DLJ, do either of the following:


     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.


     At our request, the underwriters have reserved up to five percent of the shares offered by this prospectus for sale at the initial public offering price to individuals associated with us and Jaymark. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase or confirm for purchase, orally or in writing, such reserved shares. Any reserved shares not purchased or confirmed for purchase will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.


     Either of the foregoing transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock or other securities, in cash or otherwise. In addition, during such period, we have agreed not to file any registration statement with respect to, and each of our executive officers and directors and the selling stockholder has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without DLJ's prior written consent.

     Application will be made to list our common stock on the Nasdaq National Market.

     Other than in the United States, no action has been taken by the selling stockholder, the underwriters or us that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction in which that would not be permitted or legal.

STABILIZATION

     In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. The underwriters may bid for and purchase shares of common stock in the open market to cover such syndicate short position or to stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if DLJ repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise or if DLJ receives a report that indicates that the clients of such syndicate members have "flipped" the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

PRICING OF THIS OFFERING

     Prior to the offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus will be determined by negotiation among JNI, representatives of the selling stockholder and the representatives of the underwriters. The factors to be considered in determining the initial public offering price include:

     - the history of and the prospects for the industry in which we compete;

     - our past and present operations;

     - our historical results of operations;

     - our prospects for future earnings;

     - the recent market prices of securities of generally comparable companies; and

     - the general condition of the securities markets at the time of the offering.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for JNI by Gray Cary Ware & Freidenrich LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by O'Melveny & Myers LLP, Newport Beach, California.

                                    EXPERTS

     The financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                 WHERE YOU CAN FIND MORE INFORMATION ABOUT JNI


     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. When used in this prospectus, the term "registration statement" includes amendments to the registration statement as well as the exhibits, schedules, financial statements and notes filed as part of the registration statement. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the SEC an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

     As a result of the offering hereunder, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with such laws, will file reports and other information with the SEC. Reports, registration statements, proxy statements, and other information filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

     We intend to furnish holders of the common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as it may determine or as may be required by law.

                                JNI CORPORATION


                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
Report of Independent Accountants...........................  F-2
Balance Sheets as of December 31, 1997 and 1998 and June 30,
  1999 (unaudited)..........................................  F-3
Statements of Operations for the Years Ended December 31,
  1996, 1997 and 1998 and for the Six Months Ended June 30,
  1998 and 1999 (unaudited).................................  F-4
Statements of Stockholders' Equity (Deficit) for the Years
  Ended December 31, 1996, 1997 and 1998 and for the Six
  Months Ended June 30, 1999 (unaudited)....................  F-5
Statements of Cash Flows for the Years Ended December 31,
  1996, 1997 and 1998 and for the Six Months Ended June 30,
  1998 and 1999 (unaudited).................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of JNI Corporation



In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of JNI Corporation at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICEWATERHOUSECOOPERS LLP

San Diego, California

September 1, 1999, except for the stock split


  described in Notes 1 and 5 and the third paragraph


  in Note 2 which are as of October 1, 1999

                                JNI CORPORATION


                                 BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                              AS OF DECEMBER 31,       AS OF
                                                              -------------------    JUNE 30,
                                                                1997       1998        1999
                                                                                    (UNAUDITED)
                                            ASSETS
CURRENT ASSETS:
  Accounts receivable, net..................................  $   856    $ 3,300      $ 4,242
  Inventories...............................................      736      1,175        3,044
  Other current assets......................................       59        236          152
  Deferred income taxes.....................................       --         --        1,477
                                                              -------    -------      -------
          Total current assets..............................    1,651      4,711        8,915
Property and equipment, net.................................      225      2,466        3,295
Intangible assets, net......................................       --        633          523
Other assets................................................       24          4           32
                                                              -------    -------      -------
                                                              $ 1,900    $ 7,814      $12,765
                                                              =======    =======      =======

                        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable..........................................  $   484    $ 2,541      $ 2,875
  Accrued liabilities.......................................      140        939        1,199
  Due to affiliate..........................................    1,950      3,061        5,220
                                                              -------    -------      -------
          Total current liabilities.........................    2,574      6,541        9,294
Other liabilities...........................................       66        100          130
                                                              -------    -------      -------
          Total liabilities.................................  $ 2,640    $ 6,641      $ 9,424
                                                              -------    -------      -------

Commitments and contingencies (Note 8)

STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, undesignated series, 5,000,000 shares
     authorized; none issued................................  $    --    $    --      $    --
  Convertible Preferred Stock, Series A, par value $.001 per share; aggregate liquidation value $8,355 at December
     31, 1998; 30,000,000 shares authorized; 16,590,000,
     17,722,895 and 17,722,895 shares issued and
     outstanding............................................       17         18           18
  Common stock, par value $.001 per share; 100,000,000
     shares authorized; 420,000 shares issued and
     outstanding............................................       --         --           --
  Additional paid-in capital................................    2,856      5,427        6,798
  Unearned stock-based compensation.........................       --       (970)      (1,940)
  Accumulated deficit.......................................   (3,613)    (3,302)      (1,535)
                                                              -------    -------      -------
          Total stockholders' equity (deficit)..............     (740)     1,173        3,341
                                                              -------    -------      -------
                                                              $ 1,900    $ 7,814      $12,765
                                                              =======    =======      =======


                See accompanying notes to financial statements.

                                JNI CORPORATION


                            STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                     YEAR ENDED DECEMBER 31,         SIX MONTHS ENDED JUNE 30,
                                 --------------------------------    --------------------------
                                  1996       1997         1998         1998            1999
                                                                            (UNAUDITED)
Net revenues.................    $   374    $ 2,903    $   12,189     $ 3,826       $   14,912
Cost of revenues.............        348      1,252         5,361       1,730            5,453
                                 -------    -------    ----------     -------       ----------
  Gross margin...............         26      1,651         6,828       2,096            9,459
                                 -------    -------    ----------     -------       ----------
Operating expenses:
  Research and development...        510      1,202         2,919       1,069            4,938
  Selling and marketing......        532        681         1,526         668            2,073
  General and
     administrative..........        471        822         1,698         525            1,286
  Amortization of intangible
     assets..................         --         --            47          --              110
  Amortization of stock-based
     compensation............         --         --            35          --              401
                                 -------    -------    ----------     -------       ----------
          Total operating
             expenses........      1,513      2,705         6,225       2,262            8,808
                                 -------    -------    ----------     -------       ----------
Operating income (loss)......     (1,487)    (1,054)          603        (166)             651
Interest
  expense -- affiliate.......         --        130           265         118              289
                                 -------    -------    ----------     -------       ----------
Income (loss) before income
  taxes......................     (1,487)    (1,184)          338        (284)             362
Income tax provision
  (benefit)..................         --         --            27          --           (1,405)
                                 -------    -------    ----------     -------       ----------
Net income (loss)............    $(1,487)   $(1,184)   $      311     $  (284)      $    1,767
                                 =======    =======    ==========     =======       ==========
Earnings (loss) per share:
  Basic......................    $ (3.54)   $ (2.82)   $     0.74     $ (0.68)      $     4.21
                                 =======    =======    ==========     =======       ==========
  Diluted....................    $ (3.54)   $ (2.82)   $     0.02     $ (0.68)      $     0.09
                                 =======    =======    ==========     =======       ==========
Number of shares used in per
  share computations:
  Basic......................    420,000    420,000       420,000     420,000          420,000
  Diluted....................    420,000    420,000    17,977,000     420,000       20,614,000


                See accompanying notes to financial statements.

                                JNI CORPORATION


                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                      CONVERTIBLE
                                   PREFERRED STOCK,
                                       SERIES A           COMMON STOCK     ADDITIONAL     UNEARNED        PARENT
                                  -------------------   ----------------    PAID-IN     STOCK-BASED      CAPITAL      ACCUMULATED
                                    SHARES     AMOUNT   SHARES    AMOUNT    CAPITAL     COMPENSATION   CONTRIBUTION     DEFICIT
BALANCE, DECEMBER 31, 1995......          --    $--          --     $--      $   --       $    --         $1,138        $  (942)
  Net parent advances...........                                                                           1,653
  Net loss......................                                                                                         (1,487)
                                  ----------    ---     -------     --       ------       -------         ------        -------
BALANCE, DECEMBER 31, 1996......          --     --          --     --           --            --          2,791         (2,429)
  Net parent advances...........                                                                              82
  Investment by parent..........  16,590,000     17     420,000     --        2,856                       (2,873)
  Net loss......................                                                                                         (1,184)
                                  ----------    ---     -------     --       ------       -------         ------        -------
BALANCE, DECEMBER 31, 1997......  16,590,000     17     420,000     --        2,856            --             --         (3,613)
  Issuance of convertible
    preferred stock.............   1,132,895      1                           1,566
  Stock-based compensation......                                              1,005          (970)
  Net income....................                                                                                            311
                                  ----------    ---     -------     --       ------       -------         ------        -------
BALANCE, DECEMBER 31, 1998......  17,722,895     18     420,000     --        5,427          (970)            --         (3,302)
  Stock-based compensation
    (unaudited).................                                              1,371          (970)
  Net income (unaudited)........                                                                                          1,767
                                  ----------    ---     -------     --       ------       -------         ------        -------
BALANCE, JUNE 30, 1999
  (unaudited)...................  17,722,895    $18     420,000     $--      $6,798       $(1,940)        $   --        $(1,535)
                                  ==========    ===     =======     ==       ======       =======         ======        =======


                                      TOTAL
                                  STOCKHOLDERS'
                                     EQUITY
                                    (DEFICIT)
BALANCE, DECEMBER 31, 1995......     $   196
  Net parent advances...........       1,653
  Net loss......................      (1,487)
                                     -------
BALANCE, DECEMBER 31, 1996......         362
  Net parent advances...........          82
  Investment by parent..........          --
  Net loss......................      (1,184)
                                     -------
BALANCE, DECEMBER 31, 1997......        (740)
  Issuance of convertible
    preferred stock.............       1,567
  Stock-based compensation......          35
  Net income....................         311
                                     -------
BALANCE, DECEMBER 31, 1998......       1,173
  Stock-based compensation
    (unaudited).................         401
  Net income (unaudited)........       1,767
                                     -------
BALANCE, JUNE 30, 1999
  (unaudited)...................     $ 3,341
                                     =======


                See accompanying notes to financial statements.

                                JNI CORPORATION


                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,         JUNE 30,
                                                  ---------------------------   ----------------
                                                   1996      1997      1998      1998     1999
                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).............................  $(1,487)  $(1,184)  $   311   $(284)   $1,767
  Adjustments to reconcile net income (loss) to
     net cash (used in) provided by operating
     activities:
     Deferred income taxes......................       --        --        --      --    (1,446)
     Depreciation and amortization..............       17        86       243      54       583
     Amortization of intangible assets..........       --        --        47      --       110
     Amortization of stock-based compensation...       --        --        35      --       401
     Accrued interest expense -- affiliate......       --       130       265     118       289
  Changes in assets and liabilities:
     Accounts receivable, net...................      (76)     (769)   (2,444)   (682)     (942)
     Inventories................................     (101)     (511)     (439)    261    (1,869)
     Other assets...............................       23       (41)     (157)     29        56
     Accounts payable...........................       --       484     2,057     294       334
     Accrued liabilities........................        7       111       799     150       260
     Other liabilities..........................       14        11        34      18        (1)
                                                  -------   -------   -------   -----    ------
Net cash (used in) provided by operating
  activities....................................   (1,603)   (1,683)      751     (42)     (458)
                                                  -------   -------   -------   -----    ------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures..........................      (50)     (219)   (1,597)   (112)   (1,412)
                                                  -------   -------   -------   -----    ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net advances from affiliate...................    1,653     1,902       846     154     1,870
                                                  -------   -------   -------   -----    ------
Net change in cash..............................       --        --        --      --        --
Cash, beginning of period.......................       --        --        --      --        --
                                                  -------   -------   -------   -----    ------
Cash, end of period.............................  $    --   $    --   $    --   $  --    $   --
                                                  =======   =======   =======   =====    ======
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
     Purchase of property and equipment and
       intangible assets in exchange for
       convertible preferred stock..............  $    --   $    --   $ 1,567   $  --    $   --


                See accompanying notes to financial statements.

                                JNI CORPORATION


                         NOTES TO FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY


     JNI Corporation ("JNI" or the "Company") commenced operations in 1993 as a division of Jaycor, Inc. ("Jaycor"). In February 1997, Jaycor effected a corporate reorganization in which it formed two new corporations: Jaymark, Inc. ("Jaymark") and the Company. Jaymark became the parent of Jaycor and of the Company in that reorganization transaction. Jaycor then transferred technology and assets relating to its fibre channel division to Jaymark, which in turn contributed these to the Company in exchange for shares of the Company's common and preferred stock.



     The Company is a leading designer and supplier of fibre channel hardware and software products that connect servers and data storage devices to form storage area networks. Storage area networks were made possible by the emergence of fibre channel technology, a new generation of server to storage communications technology that improves data communication speeds, connectivity, distance between connections, reliability and access. The Company operates in one business segment.


BASIS OF PRESENTATION

     The accompanying financial statements reflect the financial position, results of operations, changes in stockholders' equity and cash flows as if the Company was a separate entity for all periods presented. The financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations related to the Company's business. When the Company was a division of Jaycor, the cash used by the Company was funded by Jaycor. Subsequent to incorporation, the Company's cash receipts and disbursements continue to be processed by Jaycor. The net balances of the Company's accounts with Jaycor are included in Due to Affiliate.

     General corporate overhead related to Jaymark's corporate headquarters and common support divisions have been allocated to the Company generally based on the proportion of the Company's total labor costs to the total of all of Jaymark's subsidiaries' total labor costs. Allocated charges included in operating expenses totaled $365, $336 and $509 for the years ended December 31, 1996, 1997 and 1998 and $206 and $429 for the six-month periods ended June 30, 1998 and 1999 (unaudited), respectively. Management believes these allocations fairly and reasonably approximate costs incurred by Jaymark on behalf of the Company's operations. However, the costs allocated to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions as a stand-alone entity. Since the Company is operated as a combined unit, management is unable to differentiate between the amounts allocated and the amounts that would have been incurred on a stand-alone basis. Subsequent to the separation of the Company from Jaymark, the Company will have its own staff perform necessary functions using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a separate independent company.

UNAUDITED INTERIM FINANCIAL DATA

     The unaudited interim financial statements for the six months ended June 30, 1998 and 1999 have been prepared on the same basis as the audited financial statements and, in

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The data disclosed in the notes to the financial statements for these interim periods is unaudited. Operating results for interim periods are not necessarily indicative of operating results for an entire year.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out method) or market. Provisions, when necessary, are made to reduce excess and obsolete inventories to their estimated net realizable values.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated over their estimated useful lives, primarily using the straight-line method. Useful lives range from three to five years for equipment and furniture and the shorter of the useful lives or the terms of the leases (one to five years) for leasehold improvements. Additions to property and equipment together with major renewals and betterments are capitalized. Maintenance, repairs and minor renewals and betterments are charged to expense as incurred.

LONG-LIVED ASSETS

     The Company evaluates the carrying value of its long-lived assets when events or changes in circumstances indicate that an asset's carrying value may not be recoverable. An impairment loss is recognized when the sum of the expected future undiscounted net cash flows is less than the carrying value of the asset. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the asset being evaluated for impairment. No such losses have been identified by the Company.

INTANGIBLE ASSETS

     Intangible assets represent certain products and technology purchased in November 1998 (Note 2) and are being amortized over their estimated useful lives of three years using the straight-line method. Accumulated amortization totaled $47 and $157 at December 31, 1998 and at June 30, 1999 (unaudited), respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of the Company's payable to affiliate approximates fair value as the rate of interest for this instrument approximates market rates of interest currently

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) available to the Company for a similar instrument. The carrying value of the Company's accrued liabilities approximates fair value due to the nature of their short-term maturities.

REVENUE RECOGNITION

     Revenue from product sales to customers are recognized upon shipment. Allowances for estimated sales returns are provided at the time revenue is recognized.

     The Company's current practice is generally to warrant its adapter products against defects in materials and workmanship for a three-year period from the date of shipment and its Application Specific Integrated Circuits ("ASICs") products for a one-year period from the date of shipment. The estimated cost of warranty obligations is accrued at the time revenue is recognized.

RESEARCH AND DEVELOPMENT COSTS

     The Company is involved in a large and continuing research and development effort that includes the continual development of new products and the improvement of existing products. All research and development costs are expensed as incurred.

     The Company capitalizes eligible computer software development costs upon the establishment of technological feasibility, which is defined as completion of designing, coding and testing activities. The amount of costs eligible for capitalization, after consideration of factors such as net realizable value, have not historically been material and, accordingly, all software development costs have been charged to research and development expense as incurred in the accompanying statements of operations.

INCOME TAXES

     The Company is a member of the Jaymark affiliated group of corporations which files a consolidated federal income tax return and certain combined and consolidated state income tax returns. Income taxes are calculated as if the Company had filed separate tax returns for federal and state purposes.

     For periods during which Jaymark and the Company are included in the same affiliated group for federal and state income tax purposes, the Company and Jaymark have agreed that the Company's federal and state tax obligations, if any, will be paid to Jaymark. At such time when the Company is no longer included as a member of the Jaymark affiliated tax group, Jaymark will reimburse the Company for the tax benefits associated with any net operating loss or credit carryforwards previously utilized by Jaymark less any carryforwards utilized by the Company.

     Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred tax asset and/or liability is computed for both the expected future impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be "more likely than not" realized in future tax returns. Tax rate changes are reflected in income in the period such changes are enacted.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) STOCK-BASED COMPENSATION

     The Company measures compensation costs related to stock option plans using the intrinsic value method and provides pro forma disclosures of net income
(loss) and earnings (loss) per common share as if the fair value based method had been applied in measuring compensation costs. Accordingly, compensation cost for stock options is measured as the excess, if any, of the deemed fair value of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock and is amortized over the vesting period, generally four years.

COMPREHENSIVE INCOME


     The Company has had no items of comprehensive income for each of the three years in the period ended December 31, 1998 or the six-month period ended June 30, 1999 (unaudited).


EARNINGS (LOSS) PER SHARE


     All references in the financial statements to the number of shares outstanding and per share amounts of the Company's Common, Preferred, and Series A Convertible Preferred Stock have been restated to reflect a 0.7-for-1 reverse stock split (Note 5).



     Earnings (loss) per share is computed using the weighted average number of shares of common stock outstanding and is presented for basic and diluted earnings per share. Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period increased to include, if dilutive, the number of additional common shares that would have been outstanding if the potential common shares had been issued. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. Basic and diluted loss per share for the year ended December 31, 1996 is calculated as if the common shares had been issued on January 1, 1996. The Company has excluded all convertible preferred stock and outstanding stock options from the calculation of diluted loss per share for the years ended December 31, 1996 and 1997 and for the six-month period ended June 30, 1998 (unaudited) because all such securities are antidilutive for these periods. The total number of potential common shares excluded from the calculations of diluted loss per common share for the year ended December 31, 1997 and for the six-month period ended June 30, 1998 (unaudited) were 15,136,000 and 16,590,000, respectively.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) The following table sets forth the computation of basic and diluted earnings (loss) per share:


                                                                       SIX MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,              JUNE 30,
                                  -------------------------------   ----------------------
                                   1996      1997        1998         1998        1999
                                                                         (UNAUDITED)
Numerator:
  Net income (loss).............  $(1,487)  $(1,184)  $       311   $   (284)  $     1,767
                                  =======   =======   ===========   ========   ===========
Denominator:
  Denominator for basic earnings
     (loss) per share--weighted
     average shares
     outstanding................  420,000   420,000       420,000    420,000       420,000
  Effect of dilutive securities:
     Contingently issuable
       shares...................       --        --            --         --       540,000
     Dilutive options
       outstanding..............       --        --       815,000         --     1,931,000
     Convertible preferred
       stock....................       --        --    16,742,000         --    17,723,000
                                  -------   -------   -----------   --------   -----------
  Denominator for diluted
     earnings (loss) per share -
     adjusted weighted average
     shares.....................  420,000   420,000    17,977,000    420,000    20,614,000
                                  =======   =======   ===========   ========   ===========
Basic earnings (loss) per
  share.........................  $ (3.54)  $ (2.82)  $      0.74   $  (0.68)  $      4.21
Diluted earnings (loss) per
  share.........................  $ (3.54)  $ (2.82)  $      0.02   $  (0.68)  $      0.09


NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued. This statement will be effective for the Company on January 1, 2001. SFAS 133 requires certain accounting and reporting standards for derivative financial instruments and hedging activities. Under SFAS 133, all derivatives must be recognized as assets and liabilities and measured at fair value. The Company has not determined the impact of the adoption of this new accounting standard on its financial statements or results of operations.

NOTE 2. ACQUISITION


     In November 1998, the Company purchased certain fibre channel technology, products and property and equipment from Adaptec, Inc. ("Adaptec"). As consideration for the purchase, the Company issued to Adaptec 1,132,895 shares of the Company's Series A Convertible Preferred Stock with a fair value, as determined for financial reporting purposes, of approximately $1.39 per share for an aggregate purchase price of $1,567.



     The total purchase price included additional consideration given in the form of three warrants to purchase a maximum of 2,207,684 additional shares of Series A Convertible Preferred Stock which become exercisable based on product introductions and revenues from products based on the acquired technology. Upon a change in control of the Company, as defined, and which includes an initial public offering of stock before January 31, 2001, the warrants become exercisable to purchase a pro rata number of

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2. ACQUISITION (CONTINUED)

shares, dependent on sales of products based on the acquired technology immediately prior to the change in control.



     On September 30, 1999, the Company and Adaptec amended the first of the Series A warrants to fix the number of shares issuable thereunder at 840,000. The number of shares issuable under the second and third warrants was reduced by approximately 611,000 shares, and the Company anticipates that as a result of this reduction no additional shares will become issuable under these warrants. As a result of the resolution of this contingency, additional purchase price consideration of $10,920 will be recorded as of September 30, 1999. This additional purchase price will be allocated to intangible assets and amortized over the remaining useful life of approximately two years.



NOTE 3. COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS



                                                          AS OF
                                                      DECEMBER 31,       AS OF
                                                      -------------     JUNE 30,
                                                      1997    1998        1999
                                                                      (UNAUDITED)
ACCOUNTS RECEIVABLE:
  Accounts receivable...............................  $891   $3,433      $4,587
  Less allowance for doubtful accounts and sales
     returns........................................   (35)    (133)       (345)
                                                      ----   ------      ------
          Total.....................................  $856   $3,300      $4,242
                                                      ====   ======      ======



                                                         AS OF
                                                      DECEMBER 31,       AS OF
                                                     --------------     JUNE 30,
                                                     1997     1998        1999
                                                                      (UNAUDITED)
INVENTORIES:
  Raw materials....................................  $ 306   $  645      $1,440
  Work in process..................................    279      426       1,488
  Finished goods...................................    151      104         116
                                                     -----   ------      ------
          Total....................................  $ 736   $1,175      $3,044
                                                     =====   ======      ======


                                                           AS OF
                                                       DECEMBER 31,       AS OF
                                                       -------------    JUNE 30,
                                                       1997    1998       1999
                                                                       (UNAUDITED)
PROPERTY AND EQUIPMENT, NET:
  Computer and test equipment........................  $308   $2,763     $3,963
  Leasehold improvements.............................     7       10         92
  Office furniture and other equipment...............    41       64        118
                                                       ----   ------     ------
                                                        356    2,837      4,173
  Less accumulated depreciation and amortization.....  (131)    (371)      (878)
                                                       ----   ------     ------
          Total......................................  $225   $2,466     $3,295
                                                       ====   ======     ======

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3. COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS (CONTINUED)


                                                           AS OF
                                                       DECEMBER 31,       AS OF
                                                       -------------    JUNE 30,
                                                       1997     1998      1999
                                                                       (UNAUDITED)
ACCRUED LIABILITIES:
  Accrued payroll and payroll related costs..........  $123     $836     $1,005
  Other..............................................    17      103        194
                                                       ----     ----     ------
          Total......................................  $140     $939     $1,199
                                                       ====     ====     ======


NOTE 4. TRANSACTIONS WITH AFFILIATES

DUE TO AFFILIATE

     On February 1, 1997, the Company entered into a revolving loan agreement with Jaycor whereby Jaycor and the Company agreed to consent to borrow and/or lend sums to each other as may be needed from time to time in the ordinary course of business. Under the terms of the agreement, the advances bear interest at a floating rate equal to Jaycor's incremental cost of borrowing (9.2%, 12.1% and 13.5% at December 31, 1997 and 1998 and June 30, 1999 (unaudited)). Advances under the agreement are due on demand, and if no demand is made, within ten years of the date of such advance. During the years ended December 31, 1997 and 1998 and for the six-month period ended June 30, 1999 (unaudited), the Company incurred interest expense on advances from Jaycor of $130, $265 and $289, respectively. Prior to February 1, 1997, amounts advanced from Jaycor were recorded as capital contributions to the Company and, therefore, no interest expense was incurred during 1996.

BUILDING SUBLEASE

     In October 1998, the Company and Jaycor entered into a sublease agreement, as amended, whereby the Company subleased a certain portion of Jaycor's facilities for terms consistent with Jaycor's primary lease. The sublease provides for a base monthly rent and is subject to an annual increase based upon the Consumer Price Index (CPI) percentage with a minimum increase of 2.5% and a maximum increase of 5% annually. The term of the lease expires in October 2004. In addition, the sublease requires the payment of a pro rata portion of the monthly operating costs, taxes and utilities of the premises. As of December 31, 1998, the Company's future annual minimum payments due to Jaycor under this sublease were $225, $231, $237, $242, $248 and $211 for the years ending December 31, 1999, 2000, 2001, 2002, 2003 and 2004, respectively.


AGREEMENTS WITH ADAPTEC



     In November 1998, the Company purchased certain fibre channel technology, products and property and equipment from Adaptec (Note 2). In connection with the asset acquisition, the Company entered into the following agreements with
Adaptec: a Fibre Channel Cross-License Agreement; a Chip Manufacturing Agreement; a Board Manufacturing and Transition Agreement; a Consulting Services Agreement; a Volume Purchase Agreement; and two Occupancy License Agreements.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 4. TRANSACTIONS WITH AFFILIATES (CONTINUED)

     Pursuant to the Fibre Channel Cross-License Agreement, Adaptec granted the Company four irrevocable, perpetual and non-exclusive licenses to certain of Adaptec's fibre channel technology. Three of the licenses granted to the Company under this agreement are fully paid and royalty-free and the fourth license contains a $25 per unit royalty fee. During the year ended December 31, 1998 and during the six-month period ended June 30, 1999 (unaudited), the Company did not incur or pay any fees to Adaptec pursuant to this agreement.



     In addition and as part of the agreement, the Company granted Adaptec a non-exclusive license to use and distribute any of the Company's error corrections, updates and other future versions and releases of the licensed fibre channel technology products. The license to Adaptec is royalty-free.



     Pursuant to the Chip Manufacturing Agreement, Adaptec agreed to perform manufacturing services with respect to fibre channel chip products for a transition period not to exceed two years beginning in November 1998. The agreement specifies that Adaptec will manufacture and package the products according to specifications at a price initially equal to Adaptec's standard cost plus 15 percent. The prices will be reviewed quarterly. During the year ended December 31, 1998 and during the six-month period ended June 30, 1999 (unaudited), the Company paid $19 and $301, respectively, to Adaptec for the manufacture of these products.



     Pursuant to the Board Manufacturing and Transition Agreement, Adaptec agreed to perform manufacturing services with respect to fibre channel board level products sold to the Company under the Asset Acquisition Agreement for a transition period of six months beginning in November 1998. The agreement specifies that Adaptec will manufacture and package the board level products according to specifications at a price equal to Adaptec's standard cost plus 15 percent. The Company purchased $0 and $427 of inventory components from Adaptec during the year ended December 31, 1998 and the six-month period ended June 30, 1999 (unaudited), respectively, pursuant to this agreement.



     Pursuant to the Consulting Services Agreement, Adaptec has agreed to perform consulting services to assist the Company in the development of the technology assets purchased in exchange for an hourly fee which varies based on the particular consultant engaged. This agreement has a term of the earlier of one year from the date of the agreement or the completion of all services noted in the agreement. During the year ended December 31, 1998 and during the six-month period ended June 30, 1999 (unaudited), the Company paid $0 and $42, respectively, to Adaptec pursuant this Agreement.



     Pursuant to the Volume Purchase Agreement, the Company agreed to sell to Adaptec certain fibre channel products developed and manufactured by Adaptec for the Company under the Chip Manufacturing Agreement and the Board Manufacturing and Transition Agreement. Per the agreement, the prices charged to Adaptec will not exceed: (1) the prices charged any of the Company's other customers during the 90 day period preceding the price quote purchasing "substantially similar" products or (2) 115% of the Company's actual manufacturing cost or the price paid by the Company if manufactured by Adaptec. Adaptec has the right to resell the products without restriction of any kind, except that

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 4. TRANSACTIONS WITH AFFILIATES (CONTINUED)

under certain conditions, Adaptec may not sell products incorporating certain chip-level products.



     The Volume Purchase Agreement expires in November 2000 and will automatically renew for an additional one-year term unless either party notifies the other of its intention to terminate the agreement within ninety days of the expiration of the term. During the year ended December 31, 1998 and during the six-month period ended June 30, 1999 (unaudited), the Company had no sales to Adaptec pursuant to this agreement.



     Pursuant to two Occupancy License Agreements, Adaptec granted the Company the right to occupy and use a portion of two of Adaptec's facilities located in Irvine and Milpitas, California. The monthly license fee for the Irvine facility was $15. The monthly license fee for the Milpitas facility was $3. These rates were based on Adaptec's rental costs plus an increase in costs for allocations of computer resources, telephone charges, supplies and other nominal charges. The Irvine agreement had a term of four months and expired in February 1999. The Milpitas agreement had a maximum term of twelve months, however the Company exercised its right to terminate the Milpitas agreement pursuant to the agreement in February 1999 without penalty. Amounts paid to Adaptec under these agreements totaled $35 during the year ended December 31, 1998 and $28 during the six-month period ended June 30, 1999 (unaudited).



     Accounts payable to Adaptec totaled approximately $19 and $92 at December 31, 1998 and June 30, 1999 (unaudited), respectively. There were no purchases from Adaptec during the years ended December 31, 1996 or 1997.



NOTE 5. STOCKHOLDERS' EQUITY



REVERSE STOCK SPLIT



     Effective October 1999, the Company declared a 0.7-for-1 reverse stock split of Common, Preferred, and Series A Convertible Preferred Stock. All references in these financial statements to the number of shares, per share amounts and stock option data of the Company's Common Stock, Preferred Stock, and Series A Convertible Preferred Stock have been restated to reflect this stock split.


PREFERRED STOCK


     The Board of Directors of the Company (the "Board") is authorized to issue preferred stock or other senior securities and determine the series and number of preferred shares to be issued and any related designations, powers, preferences, rights, qualifications, limitations or restrictions. The total number of shares authorized is 35,000,000. The Board has authorized and allotted 30,000,000 shares as Series A Convertible Preferred Stock. The remaining 5,000,000 shares are undesignated.



SERIES A CONVERTIBLE PREFERRED STOCK



     The holders of Series A Convertible Preferred Stock are entitled to receive annual dividends of $0.04 per share, such dividends to be payable only when and if declared by the Board out of funds legally available therefor. The right to such dividends shall not be cumulative and no rights to such dividends shall accrue to holders of the Series A

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 5. STOCKHOLDERS' EQUITY (CONTINUED)

Convertible Preferred Stock if dividends on said shares are not declared in any year. No dividends have been declared on the Series A Convertible Preferred Stock. At December 31, 1998, the issued and outstanding Series A Convertible Preferred Stock were convertible into 17,722,895 shares of the Company's common stock. The Series A Convertible Preferred Stock will automatically convert into shares of common stock upon the closing of a public offering, as defined, or upon the vote or written consent of the holders of at least 50% of the authorized shares of Series A Convertible Preferred Stock outstanding. The Series A Convertible Preferred Stock has a liquidation preference of $0.47 per share, plus all declared and unpaid dividends.


NOTE 6. BENEFIT PLANS

     The Company's employees are covered by Jaymark's 401(k) salary deferral plan (the "401(k) Plan"), which covers substantially all employees of the Company. Jaymark modified the 401(k) Plan, effective July 1, 1998, to allow for a Company matching contribution (the "Match") and, effective July 1, 1999, to allow eligible new employees to enroll on the first day of the month following their hire date. The Match is 100% of the employee's first five percentage points of salary contributed; employees vest 20% per year on the second through sixth anniversaries of their hire date. During the year ended December 31, 1998 and during the six months ended June 30, 1999, the charge to operations for the Match was $39 and $96, respectively.

     The Company offers deferred compensation arrangements to certain of its employees. The agreements allow the employees to defer up to 100% of their salaries, net of certain payroll withholdings, with interest accruing thereon at specified rates, currently at 9%. Distributions commence upon retirement or termination and continue for a period as prescribed in the respective agreements.


     During February 1997, the Company adopted an option plan (the "1997 Plan") which provides for the issuance of 4,396,441 shares of the Company's common stock. The 1997 Plan provides for the grant to employees and directors of the Company of incentive stock options and non-qualified stock options to purchase shares of the Company's common stock. For a nine-year period following the date of grant, such options are only exercisable in the event that the Company enters into certain transactions including a sale of assets, merger, or public offering of equity securities. Following such nine-year period, but prior to the termination of such option (ten years from the date of grant), the option may be exercised. In such event, if the employee attempts to sell the stock or terminates employment with the Company, the Company has the right to repurchase such shares at the greater of the exercise price or the fair market value of such shares. The exercise price of all options granted under the 1997 Plan are not less than the fair market value of the Company's common stock as determined by the Board on the date of grant. Options granted under the 1997 Plan generally vest over a four-year period, although such vesting is accelerated to three years in the event of certain transactions resulting in a transfer of control of the Company. At June 30, 1999, there were no shares of the Company's common stock available for future grant under the 1997 Plan.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 6. BENEFIT PLANS (CONTINUED)

     In April 1999, the Company adopted a second option plan (the "1999 Plan"), as amended, which provides for the issuance of up to 2,312,800 shares of the Company's common stock. The 1999 Plan provides for the grant to employees, consultants and directors of the Company of incentive stock options and non-qualified stock options to purchase shares of the Company's common stock. Options granted under the 1999 Plan shall be exercisable at such time or upon such event and subject to the terms, conditions and restrictions as determined by the Board provided, however, that no option shall be exercisable after ten years from the date of grant. The exercise price of all incentive stock options granted under the 1999 Plan are not less than the fair market value of the Company's common stock as determined by the Board on the date of grant. Options granted under the 1999 Plan generally vest over a four-year period. At June 30, 1999, there were 1,946,350 shares of the Company's common stock available for future grant under the 1999 Plan, giving effect to the increase in the stock option reserve approved by the Board on September 1, 1999.


     A summary of the Company's stock option plans as of December 31, 1997 and 1998 and as of June 30, 1999 (unaudited) and changes during the periods is as follows:


                                     YEAR ENDED DECEMBER 31,
                           -------------------------------------------      SIX MONTHS ENDED
                                   1997                   1998                JUNE 30, 1999
                           --------------------   --------------------   -----------------------
                                       WEIGHTED               WEIGHTED         (UNAUDITED)
                                       AVERAGE                AVERAGE                  AVERAGE
                                       EXERCISE               EXERCISE                EXERCISE
                            OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS       PRICE
Outstanding at beginning
  of period..............         --    $  --     3,759,840    $0.17     4,038,741      $0.17
Granted..................  3,759,840     0.17       808,500     0.17       726,950       5.26
Exercised................         --       --            --       --            --         --
Expired/surrendered......         --       --      (529,599)    0.17        (2,800)      0.17
                           ---------              ---------              ---------
Outstanding at end of
  period.................  3,759,840    $0.17     4,038,741    $0.17     4,762,891      $0.94
                           =========              =========              =========
Vested at end of
  period.................         --                375,984              1,025,325
Exercisable at end of
  period.................         --                     --                     --
Weighted-average fair
  value per option of
  options granted during
  the period.............               $0.07                  $1.33                    $4.17


     The Company did not have a stock option plan at any time during the year ended December 31, 1996.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 6. BENEFIT PLANS (CONTINUED)
     The following table summarizes information regarding employee stock options outstanding at December 31, 1998 and June 30, 1999 (unaudited), none of which were exercisable:


                                            WEIGHTED-AVERAGE
                                               REMAINING
                                NUMBER      CONTRACTUAL LIFE
      EXERCISE PRICES         OUTSTANDING       (YEARS)
December 31, 1998:
  $0.17.....................   4,038,741           8.7
                               =========          ====
June 30, 1999 (unaudited):
  $0.17.....................   4,217,941           8.3
  $0.71.....................     178,500           9.7
  $10.00....................     366,450          10.0
                               ---------          ----
                               4,762,891           8.5
                               =========          ====


     Stock-based compensation is recognized using the intrinsic value method. In connection with the grant of stock options to employees, the Company recorded unearned stock-based compensation within stockholders' equity (deficit) of $1,005 during fiscal 1998 and $1,371 during the six-month period ended June 30, 1999 (unaudited), representing the difference between the estimated fair value of the common stock determined for financial reporting purposes and the exercise price of these options at the date of grant. Amortization of unearned stock-based compensation was $35 for the year ended December 31, 1998 and $401 for the six-month period ended June 30, 1999 (unaudited), respectively.

     At June 30, 1999 (unaudited), the remaining unearned stock-based compensation of approximately $1,940 will be amortized as follows: $467 during the six months ended December 31, 1999, $723 in 2000, $485 in 2001, $247 in 2002
and $18 in 2003. The amount of stock-based compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

     Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans the Company's net income (loss) would have been as follows:


                                           YEAR ENDED
                                          DECEMBER 31,        SIX MONTHS
                                       -------------------       ENDED
                                        1997         1998    JUNE 30, 1999
                                                              (UNAUDITED)
Net income (loss):
  As reported........................  $(1,184)     $  311      $1,767
  Pro forma..........................  $(1,242)     $  231      $1,680
Diluted earnings (loss) per common
  share:
  As reported........................  $ (2.82)     $ 0.02      $ 0.09
  Pro forma..........................  $ (2.96)     $ 0.01      $ 0.08

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 6. BENEFIT PLANS (CONTINUED)


                                           YEAR ENDED
                                          DECEMBER 31,        SIX MONTHS
                                       -------------------       ENDED
                                        1997         1998    JUNE 30, 1999
                                                              (UNAUDITED)
Weighted average grant-date fair
  value of options granted:
  Exercise price equal to market
     price of stock on the grant
     date:
     Aggregate value.................  $   275      $   12      $1,599
     Per share value.................  $  0.07      $ 0.07      $ 4.36
  Exercise price less than the market
     price of stock on the grant
     date:
     Aggregate value.................       --      $1,068      $1,433
     Per share value.................       --      $ 1.67      $ 3.97


     The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the years ended December 31, 1997 and 1998 and the six-month period ended June 30, 1999 (unaudited): no dividend yield; risk-free interest rate of 6.00%, 4.83% and 5.42%; and expected terms of 9.9 years for all periods, respectively. The volatility of the Company's Common Stock underlying the options was not considered because the Company's equity was not publicly-traded as of December 31, 1997, 1998 and June 30, 1999.

NOTE 7. INCOME TAXES

     The components of income tax provision (benefit) are as follows:

                                          YEAR ENDED        SIX MONTHS ENDED
                                         DECEMBER 31,           JUNE 30,
                                             1998                 1999
                                                              (UNAUDITED)
Current:
  Federal............................         $22               $    32
  State..............................           5                     9
                                              ---               -------
                                               27                    41
                                              ---               -------
Deferred:
  Federal............................          --                (1,026)
  State..............................          --                  (420)
                                              ---               -------
                                               --                (1,446)
                                              ---               -------
                                              $27               $(1,405)
                                              ===               =======

     Due to the Company's net loss position for the years ended December 31, 1996 and 1997, there was no provision for income taxes recorded. The provision for 1998 relates to the federal and state alternative minimum tax.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7. INCOME TAXES (CONTINUED)
     The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate:

                                                YEAR ENDED
                                               DECEMBER 31,      SIX MONTHS ENDED
                                            ------------------       JUNE 30,
                                            1996   1997   1998         1999
                                                                   (UNAUDITED)
Tax provision (benefit) at statutory
  rate....................................  (34)%  (34)%    34%          34%
State tax, net of federal tax benefit.....   (5)    (3)      7           13
Research and development credits..........   (1)    (4)    (21)         (92)
Stock-based compensation..................   --     --       4           39
Permanent differences.....................   --      1       3            4
Utilization of net operating loss
  carryforwards...........................   --     --    (115)        (140)
Net change in valuation allowance.........   40     40      96         (258)
                                            ---    ---    ----         ----
                                             --%    --%      8%        (400)%
                                            ===    ===    ====         ====

     The components of the Company's net deferred tax assets (liabilities) are as follows:

                                                     DECEMBER 31,         AS OF
                                                   -----------------    JUNE 30,
                                                    1997      1998        1999
                                                                       (UNAUDITED)
Deferred tax assets:
  Net operating loss carryforwards...............  $ 1,394   $ 1,006     $  516
  Research and development credit
     carryforwards...............................       91       172        550
  Allowances and reserves........................       43       120        268
  Accrued payroll and payroll related costs......       44       163        167
  Depreciation...................................        4         6         --
  Alternative minimum tax credit carryforwards...       --        27         68
                                                   -------   -------     ------
          Total deferred tax assets..............  $ 1,576   $ 1,494     $1,569
Deferred tax liabilities:
  Other..........................................  $  (113)  $   (97)    $  (92)
  Depreciation...................................       --        --        (31)
                                                   -------   -------     ------
     Net deferred tax assets.....................    1,463     1,397      1,446
     Less valuation allowance....................   (1,463)   (1,397)        --
                                                   -------   -------     ------
                                                   $    --   $    --     $1,446
                                                   =======   =======     ======

     At December 31, 1997 and 1998, the Company recorded a valuation allowance for the entire amount of the net deferred tax asset due to the uncertainty surrounding the ultimate realization of such asset at that time. At June 30, 1999 there was no valuation allowance recorded against the net deferred tax asset as management determined at that time that it was more likely than not that the net deferred tax asset will be realized based on historical and anticipated future pre-tax results of operations of the Company.

     As of December 31, 1998, the Company had federal and state net operating loss carryforwards of approximately $2,454 and $1,938 and research and development tax credit

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7. INCOME TAXES (CONTINUED)
carryforwards of approximately $93 and $79, respectively. As of December 31, 1998, the Company also had federal and state alternative minimum tax credit carryforwards of approximately $22 and $5, respectively. The net cumulative operating loss and credit carryforwards will expire at various dates beginning in the years 2001 through 2017, if not utilized to offset future taxable income of the Company.

NOTE 8. COMMITMENTS AND CONTINGENCIES

     The Company leases its operating facilities and certain office equipment under noncancelable operating leases. The facility leases require the payment of taxes, maintenance, utilities and insurance.

     Future annual minimum lease payments due under noncancelable operating leases consist of the following at December 31, 1998:

                                                              OPERATING
                 YEARS ENDING DECEMBER 31,                     LEASES
1999........................................................   $  335
2000........................................................      231
2001........................................................      237
2002........................................................      242
2003........................................................      248
Thereafter..................................................      211
                                                               ------
     Total minimum lease payments...........................   $1,504
                                                               ======

     Rent expense under operating leases for the years ended December 31, 1996, 1997 and 1998 was $16, $118 and $353 and rent expense for the six-month periods ended June 30, 1998 and June 30, 1999 (unaudited) was $125 and $471, respectively. Rent expense incurred from Jaycor (Note 4) was $0, $90 and $254 for the years ended December 31, 1996, 1997 and 1998 and $88 and $331 for the six-month periods ended June 30, 1998 and 1999 (unaudited), respectively.


     The Company has also guaranteed a $7.0 million credit line that Jaycor has with a commercial lender.


NOTE 9. CONCENTRATIONS OF RISK


     The Company's products are concentrated in the storage area network industry which is highly competitive and subject to rapid technological change. The Company's revenues are concentrated with several major customers and certain vital components of the Company's products are manufactured by a small number of key suppliers. The loss of a major customer, the interruption of product supply from a contract manufacturer, a change of suppliers or a significant technological change in the industry could affect operating results adversely.


     The Company sells its products to original equipment manufacturers, distribution channel customers and directly to end users and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 9. CONCENTRATIONS OF RISK (CONTINUED)
Company monitors its exposure for credit losses and maintains allowances for anticipated losses.


     Sales to customers outside of the United States accounted for 60%, 14% and 14% of the Company's net revenues for the years ended December 31, 1996, 1997 and 1998 and 20% for the six-month period ended June 30, 1999 (unaudited), respectively. Of this amount, 60%, 14%, 4% and 4% of the Company's net revenues were to customers located in Japan, 0%, 0%, 9% and 14% were to customers located in Western Europe and 0%, 0%, 1% and 2% were to other foreign customers.


     The percentage of sales to significant customers was as follows:


                                                                     SIX MONTHS
                                               YEAR ENDED              ENDED
                                              DECEMBER 31,            JUNE 30,
                                          --------------------          1999
                                          1996    1997    1998      (UNAUDITED)
Customer A..............................   --       8%     19%           16%
Customer B..............................    6%     11      16            15
Customer C..............................   --      --       6            14
Customer D..............................   --      --       9            14
Customer E..............................   --      13       6             7
Customer F..............................   60      14      --            --


NOTE 10. SUBSEQUENT EVENTS

     In September 1999, the Board approved the filing of the Company's Registration Statement on Form S-1 with the Securities and Exchange Commission to reflect the proposed sale by the Company and a principal stockholder of shares of Common Stock.


     The Board approved the establishment, upon the closing of the offering, of the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 175,000 shares on the Company's Common Stock have been reserved for issuance under the Purchase Plan, none of which have been issued. The number of shares reserved for issuance under the Purchase Plan will be subject to an annual increase on January 1 of each year beginning in 2001 equal to the lesser of (a) 87,500 shares, (b) 1.0% of the outstanding shares on such date or (c) a lesser amount as determined by the Board. The Purchase Plan permits eligible employees to purchase shares of Common Stock at a fifteen percent (15%) discount through payroll deductions during sequential 24-month offering periods. Each such offering period is divided into four consecutive six-month purchase periods. Unless the Board establishes a higher price, the price at which shares are purchased under the Purchase Plan for such offering period is equal to 85% of the lesser of the fair market value of the Common Stock on the first day of such offering period or the last day of the applicable purchase period within such offering period. The initial offering period will commence on the effective date of the offering.



     If the Offering is consummated under the terms presently anticipated, all of the outstanding Series A Convertible Preferred Stock will automatically convert into 17,722,895 shares of Common Stock.

                          [EDGAR ARTWORK DESCRIPTIONS]

LOCATION: Back cover

In the upper right hand corner of the page is the caption "Our Strategic Relations" in yellow print on a purple background. Underneath the caption are the following logos: Crossroads, Veritas, Legato, Vixel, Chaparral Network Storage, Inc. and gadzoox.

In the center of page, flush left, is the caption "Our Distribution Channels" in white print on a red background. Underneath the caption are the following logos: Bell Microproducts, Acal, InfoX, EDS and Polaris.

In the lower right corner of the page is the caption "Our Original Equipment Manufacturers" in white print on a green background. Underneath the caption are the following logos: Storagetek, Sgi, Data General, McData, EMC(2), Avid, Consan, Amdahl and Ciprico.

In the lower left corner of the page is text that states:

"The use of these logos is solely intended to identify current or recent consumers of JNI products or computer equipment using JNI products. The logos do not constitute an endorsement by the companies of JNI or its products."

In the lower right corner of the page is the JNI logo.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  , 1999


                                JNI CORPORATION



                        4,900,000 SHARES OF COMMON STOCK


                           -------------------------

                                   PROSPECTUS
                           -------------------------

                          DONALDSON, LUFKIN & JENRETTE

                            BEAR, STEARNS & CO. INC.

                               HAMBRECHT & QUIST


                                 DLJDIRECT INC.


--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the company have not changed since the date hereof.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Until             , 1999 (25 days after the date of this prospectus), all
dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. JNI is paying all of the expenses incurred on behalf of the selling stockholder, other than underwriting discounts and commissions. All amounts shown are estimates except for the registration fee and the NASD filing fee.


Registration fee............................................  $   22,240
NASD filing fee.............................................       8,500
Nasdaq National Market fee..................................      50,000
Blue sky qualification fees and expenses....................       5,000
Printing and engraving expenses.............................     150,000
Legal fees and expenses.....................................     300,000
Accounting fees and expenses................................     500,000
Transfer agent and registrar fees...........................      10,000
Fee for custodian for selling stockholder...................       5,000
Miscellaneous...............................................      24,260
                                                              ----------
          Total.............................................  $1,075,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 145 of the DGCL permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The registrant's certificate of incorporation and by-laws provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the DGCL, including circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the registrant has entered into separate indemnification agreements with its directors and executive officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or willful misconduct).

     These indemnification provisions and the indemnification agreements entered into between the registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the registrant's executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

     The underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since inception, the registrant has sold and issued the following unregistered securities:

     (a) Issuances of Shares of Common Stock.


     On February 3, 1997, the registrant issued to Jaymark, Inc., 10,500 shares of common stock in exchange for $1,500.

     On March 5, 1997, the registrant issued 409,500 shares of common stock to Jaymark, Inc. as partial payment for technology purchased pursuant to a Technology Assignment and License Agreement.


     (b) Issuances of Shares of Preferred Stock.


     On March 5, 1997, the registrant issued 16,590,000 shares of Series A preferred stock to Jaymark, Inc. as partial payment for technology purchased pursuant to a Technology Assignment and License Agreement.



     On November 12, 1998, the registrant issued to Adaptec, Inc. 1,132,895 shares of Series A preferred stock and three Series A preferred stock purchase warrants to purchase up to an additional 2,436,552 shares of Series A preferred stock in exchange for products and technology. In September 1999, the registrant amended the warrants to fix the number of shares issuable thereunder at 840,000, subject to adjustment.


     (c) Option Issuances to Employees and Directors.


     From February 1997 through June 30, 1999, the registrant issued options to approximately 60 employees to purchase a total of 4,762,891 shares of common stock at a weighted average exercise price of $0.94 per share. No consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of any such options. None of the granted options have been exercised.


     There were no underwriters employed in connection with any of the transactions set forth in Item 15.

     The issuances described in Items 15(a) and 15(b) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, the issuances described in Item 15(c) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS.


        EXHIBIT
         NUMBER                             DESCRIPTION OF DOCUMENT
         1.1*              Form of Underwriting Agreement
         3.1**             Third Amended and Restated Certificate of Incorporation of
                           the Company
         3.2**             By-laws of the Company
         3.3               Fourth Amended and Restated Certificate of Incorporation
                           of the Company
         4.1*              Specimen Common Stock Certificate
         4.2**             Investor's Rights Agreement, dated November 12, 1998 by
                           and among JNI Corporation, Adaptec, Inc. and Jaymark, Inc.
         4.3**             Registration Rights Agreement, dated September 1, 1999
                           between JNI Corporation and Jaymark, Inc.
         5.1*              Opinion of Gray Cary Ware & Freidenrich LLP

        EXHIBIT
         NUMBER                             DESCRIPTION OF DOCUMENT
        10.1**             Form of Indemnity Agreement for directors and executive
                           officers
        10.2**             1997 Stock Option Plan, as amended, and forms of Incentive
                           Stock Option Agreement and Nonstatutory Stock Option
                           Agreement thereunder
        10.3**             1999 Stock Option Plan, as amended, terms of Stock Option
                           Agreement and form of Stock Option Grant Agreement
                           thereunder
        10.4               1999 Employee Stock Purchase Plan and form of subscription agreement thereunder
        10.5**             Technology Assignment and License Agreement, dated March
                           5, 1997 by and among Jaycor, Inc., Jaymark, Inc. and JNI
                           Corporation
        10.6+              Asset Acquisition Agreement, dated November 12, 1998
                           between Adaptec, Inc. and JNI Corporation
        10.7**             Series A Preferred Stock Purchase Warrant, dated November
                           12, 1998 issued by the Company to Adaptec, Inc.
        10.8**             Series A Preferred Stock Purchase Warrant, dated November
                           12, 1998 issued by the Company to Adaptec, Inc.
        10.9**             Series A Preferred Stock Purchase Warrant, dated November
                           12, 1998 issued by the Company to Adaptec, Inc.
        10.10+             Fibre Channel Cross-License Agreement, dated November 12,
                           1998 between JNI Corporation and Adaptec, Inc.
        10.11              Letter Agreement, dated March 31, 1999 between JNI
                           Corporation and Adaptec, Inc.
        10.12**            Occupancy License Agreement, dated November 12, 1998
                           between JNI Corporation and Adaptec, Inc.
        10.13**            Occupancy License Agreement, dated November 12, 1998
                           between JNI Corporation and Adaptec, Inc.
        10.14**            Consulting Services Agreement, dated November 12, 1998
                           between JNI Corporation and Adaptec, Inc.
        10.15+             Chip Manufacturing Agreement, dated November 12, 1998
                           between JNI Corporation and Adaptec, Inc.
        10.16+             Amendment Number One to Chip Manufacturing Agreement,
                           dated March 9, 1999 between JNI Corporation and Adaptec,
                           Inc.
        10.17+             Board Manufacturing and Transition Agreement, dated
                           November 12, 1998 between JNI Corporation and Adaptec,
                           Inc.
        10.18**            Volume Purchase Agreement, dated November 12, 1998 between
                           JNI Corporation and Adaptec, Inc.
        10.19**            Bill of Sale, dated November 12, 1998 between JNI
                           Corporation and Adaptec, Inc.
        10.20**            Board Observer Confidentiality Agreement, dated December
                           6, 1998 between JNI Corporation and Adaptec, Inc.
        10.21**            License Agreement, dated March 9, 1999 between JNI
                           Corporation and Adaptec, Inc.
        10.22**            Sublease, dated October 7, 1998, between Jaycor, Inc. and
                           JNI Corporation
        10.23**            First Amendment to Sublease, dated December 1, 1998
                           between Jaycor, Inc. and JNI Corporation

        EXHIBIT
         NUMBER                             DESCRIPTION OF DOCUMENT
        10.24**            Second Amendment to Sublease, dated April 1, 1998 between
                           Jaycor, Inc. and JNI Corporation
        10.25**            Third Amendment to Sublease, dated May 15, 1999 between
                           Jaycor, Inc. and JNI Corporation
        10.26**            Fourth Amendment to Sublease, dated August 1, 1999 between
                           Jaycor, Inc. and JNI Corporation
        10.27**            Industrial Lease, dated January 7, 1999 between The Irvine
                           Company and JNI Corporation
        10.28**            Sublease, dated January 14, 1999 between Obsidian, Inc.
                           and JNI Corporation
        10.29**            Form of Severance and Change of Control Agreement, dated
                           September 1, 1999, entered into by JNI Corporation and
                           each of Terry M. Flanagan, Thomas K. Gregory, Charles
                           McKnett and Gloria Purdy
        10.30**            Revolving Loan Agreement, dated February 1, 1997 between
                           JNI Corporation and Jaycor, Inc.
        10.31**            Security Agreement, dated August 31, 1998 between JNI
                           Corporation and Jaycor, Inc.
        10.32**            Intellectual Property Security Agreement, dated August 31,
                           1998 between JNI Corporation and Jaycor, Inc.
        10.33**            Transitional Services Agreement, dated September 1, 1999
                           between JNI Corporation and Jaymark, Inc.
        10.34**            Tax Sharing Agreement, dated September 1, 1999 between JNI
                           Corporation and Jaymark, Inc.
        10.35              Professional Services Agreement, dated February 1, 1998
                           between JNI Corporation and Edward Frymoyer, EMF
                           Associates
        10.36              Amendment to Asset Acquisition Agreement, dated September
                           30, 1999 between JNI Corporation and Adaptec, Inc.
        23.1               Consent of PricewaterhouseCoopers LLP, Independent
                           Accountants
        23.2*              Consent of Counsel (included in Exhibit 5.1)
        24.1**             Power of Attorney (see page II-6)
        27.1               Financial Data Schedule


---------------
*   To be filed by amendment.


**  Filed with initial Registration Statement on Form S-1 (File No. 333-86501).


+ Confidential treatment has been requested with respect to portions of this exhibit.

     (B) FINANCIAL STATEMENT SCHEDULE.

         Report of Independent Accountants on Financial Statement Schedule

         Schedule II -- Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, employee or agent of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, County of San Diego, State of California, on the 4th day of October, 1999.



                                                JNI Corporation


                                                By: /s/ TERRY M. FLANAGAN
                                                  ------------------------------
                                                    Terry M. Flanagan
                                                    President, Chief Executive
                                                    Officer and Director
                                                    (Principal Executive
                                                    Officer)

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


                SIGNATURE                                TITLE                  DATE
/s/ TERRY M. FLANAGAN                         President, Chief Executive   October 4, 1999
------------------------------------------      Officer and Director
Terry M. Flanagan                               (Principal Executive
                                                Officer)

/s/ GLORIA PURDY                              Chief Financial Officer      October 4, 1999
------------------------------------------      (Principal Financial and
Gloria Purdy                                    Accounting Officer)

/s/ ERIC P. WENAAS*                           Chairman of the Board of     October 4, 1999
------------------------------------------      Directors
Eric P. Wenaas

/s/ P. RANDY JOHNSON*                         Director                     October 4, 1999
------------------------------------------
P. Randy Johnson

/s/ EDWARD FRYMOYER*                          Director                     October 4, 1999
------------------------------------------
Edward Frymoyer

*By: /s/ GLORIA PURDY
-----------------------------------------
     Gloria Purdy
     Attorney-in-Fact

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE


To the Board of Directors of JNI Corporation



Our audits of the financial statements referred to in our report dated September 1, 1999, except for the stock split described in Notes 1 and 5 and the third paragraph in Note 2 which are as of October 1, 1999, appearing in the Registration Statement on Form S-1 of JNI Corporation also included an audit of the financial statement schedule listed in Item 16(b) of this Registration Statement on Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.


PRICEWATERHOUSECOOPERS LLP

San Diego, California

September 1, 1999

                                JNI CORPORATION


                 SCHEDULE II -- VALUATION & QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                     BALANCE AT   CHARGED TO    DEDUCTIONS     BALANCE AT
                                     BEGINNING    COSTS AND    TAKEN AGAINST      END
                                     OF PERIOD     EXPENSES      ALLOWANCE     OF PERIOD
                                     ----------   ----------   -------------   ----------
DESCRIPTION
Year ended December 31, 1996:
Allowance for sales returns and
  doubtful accounts................    $   --        $  6         $   --         $    6
Year ended December 31, 1997:
Allowance for sales returns and
  doubtful accounts................         6          73             44             35
Year ended December 31, 1998:
Allowance for sales returns and
  doubtful accounts................        35         191             93            133
Year ended December 31, 1996:
Deferred income tax asset valuation
  allowance........................    $  388        $658         $   57         $  989
Year ended December 31, 1997:
Deferred income tax asset valuation
  allowance........................       989         509             35          1,463
Year ended December 31, 1998:
Deferred income tax asset valuation
  allowance........................     1,463         322            388          1,397

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                             DESCRIPTION OF DOCUMENT
         1.1*              Form of Underwriting Agreement
         3.1**             Third Amended and Restated Certificate of Incorporation of
                           the Company
         3.2**             By-laws of the Company
         3.3               Fourth Amended and Restated Certificate of Incorporation
                           of the Company
         4.1*              Specimen Common Stock Certificate
         4.2**             Investor's Rights Agreement, dated November 12, 1998 by
                           and among JNI Corporation, Adaptec, Inc. and Jaymark, Inc.
         4.3**             Registration Rights Agreement, dated September 1, 1999
                           between JNI Corporation and Jaymark, Inc.
         5.1*              Opinion of Gray Cary Ware & Freidenrich LLP
        10.1**             Form of Indemnity Agreement for directors and executive
                           officers
        10.2**             1997 Stock Option Plan, as amended, and forms of Incentive
                           Stock Option Agreement and Nonstatutory Stock Option
                           Agreement thereunder
        10.3**             1999 Stock Option Plan, as amended, terms of Stock Option
                           Agreement and form of Stock Option Grant Agreement
                           thereunder
        10.4               1999 Employee Stock Purchase Plan and form of subscription agreement thereunder
        10.5**             Technology Assignment and License Agreement, dated March
                           5, 1997 by and among Jaycor, Inc., Jaymark, Inc. and JNI
                           Corporation
        10.6+              Asset Acquisition Agreement, dated November 12, 1998
                           between Adaptec, Inc. and JNI Corporation
        10.7**             Series A Preferred Stock Purchase Warrant, dated November
                           12, 1998 issued by the Company to Adaptec, Inc.
        10.8**             Series A Preferred Stock Purchase Warrant, dated November
                           12, 1998 issued by the Company to Adaptec, Inc.
        10.9**             Series A Preferred Stock Purchase Warrant, dated November
                           12, 1998 issued by the Company to Adaptec, Inc.
        10.10+             Fibre Channel Cross-License Agreement, dated November 12,
                           1998 between JNI Corporation and Adaptec, Inc.
        10.11              Letter Agreement, dated March 31, 1999 between JNI
                           Corporation and Adaptec, Inc.
        10.12**            Occupancy License Agreement, dated November 12, 1998
                           between JNI Corporation and Adaptec, Inc.
        10.13**            Occupancy License Agreement, dated November 12, 1998
                           between JNI Corporation and Adaptec, Inc.
        10.14**            Consulting Services Agreement, dated November 12, 1998
                           between JNI Corporation and Adaptec, Inc.
        10.15+             Chip Manufacturing Agreement, dated November 12, 1998
                           between JNI Corporation and Adaptec, Inc.
        10.16+             Amendment Number One to Chip Manufacturing Agreement,
                           dated March 9, 1999 between JNI Corporation and Adaptec,
                           Inc.
        10.17+             Board Manufacturing and Transition Agreement, dated
                           November 12, 1998 between JNI Corporation and Adaptec,
                           Inc.
        10.18**            Volume Purchase Agreement, dated November 12, 1998 between
                           JNI Corporation and Adaptec, Inc.

        EXHIBIT
         NUMBER                             DESCRIPTION OF DOCUMENT
        10.19**            Bill of Sale, dated November 12, 1998 between JNI
                           Corporation and Adaptec, Inc.
        10.20**            Board Observer Confidentiality Agreement, dated December
                           6, 1998 between JNI Corporation and Adaptec, Inc.
        10.21**            License Agreement, dated March 9, 1999 between JNI
                           Corporation and Adaptec, Inc.
        10.22**            Sublease, dated October 7, 1998 between Jaycor, Inc. and
                           JNI Corporation
        10.23**            First Amendment to Sublease, dated December 1, 1998
                           between Jaycor, Inc. and JNI Corporation
        10.24**            Second Amendment to Sublease, dated April 1, 1999 between
                           Jaycor, Inc. and JNI Corporation
        10.25**            Third Amendment to Sublease, dated May 15, 1999 between
                           Jaycor, Inc. and JNI Corporation
        10.26**            Fourth Amendment to Sublease, dated August 1, 1999 between
                           Jaycor, Inc. and JNI Corporation
        10.27**            Industrial Lease, dated January 7, 1999 between The Irvine
                           Company and JNI Corporation
        10.28**            Sublease, dated January 14, 1999 between Obsidian, Inc.
                           and JNI Corporation
        10.29**            Form of Severance and Change of Control Agreement, dated
                           September 1, 1999, entered into by JNI Corporation and
                           each of Terry M. Flanagan, Thomas K. Gregory, Charles
                           McKnett and Gloria Purdy
        10.30**            Revolving Loan Agreement, dated February 1, 1997 between
                           JNI Corporation and Jaycor, Inc.
        10.31**            Security Agreement, dated August 31, 1998 between JNI
                           Corporation and Jaycor, Inc.
        10.32**            Intellectual Property Security Agreement, dated August 31,
                           1998 between JNI Corporation and Jaycor, Inc.
        10.33**            Transitional Services Agreement, dated September 1, 1999
                           between JNI Corporation and Jaymark, Inc.
        10.34**            Tax Sharing Agreement, dated September 1, 1999 between JNI
                           Corporation and Jaymark, Inc.
        10.35              Professional Services Agreement, dated February 1, 1998
                           between JNI Corporation and Edward Frymoyer, EMF
                           Associates
        10.36              Amendment to Asset Acquisition Agreement, dated September
                           30, 1999 between JNI Corporation and Adaptec, Inc.
        23.1               Consent of PricewaterhouseCoopers LLP, Independent
                           Accountants
        23.2*              Consent of Counsel (included in Exhibit 5.1)
        24.1**             Power of Attorney (see page II-6)
        27.1               Financial Data Schedule


-------------------------
 * To be filed by Amendment.


** Filed previously with the initial Registration Statement on Form S-1 (File
   No. 333-86501).



 + Confidential treatment has been requested with respect to portions of this exhibit.